Exhibit (1)
Description of
The Republic of Italy

INCORPORATION OF DOCUMENTS BY REFERENCE
               This document is The Republic of Italy’s Annual Report on Form 18-K (“Annual Report”) under the U.S. Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008. All amendments to the Annual Report filed by The Republic of Italy on Form 18-K following the date hereof shall be incorporated by reference into this document. Any statement contained herein, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.
               As required by Form 18-K, Italy’s most recent budget is filed as an exhibit to its Annual Report. In addition, other Italian Government budgetary papers may from time to time be filed as exhibits to amendments to those Annual Reports. Those budgetary papers contain forward-looking statements that are not historical facts, including statements about the Italian Government’s beliefs and expectations for the forthcoming budget period. Those statements are or will be based on plans, estimates and projections that are current only as of the original date of release by the Italian Government of those budgetary papers and speak only as of the date they are so made. The information included in those budgetary papers may also have changed since that date. In addition, these budgets are prepared for government planning purposes, not as future predictions, and actual results may differ and have in fact differed, in some cases materially, from results contemplated by the budgets. Therefore, you should not rely on the information in those budgetary papers. If the information included or incorporated by reference in this Annual Report differs from the information in those budgetary papers, you should consider only the most current information in the Annual Report. You should read all the information in this Annual Report.
TABLE OF CONTENTS

Summary Information	7

Republic of Italy	10
Area and Population	10
Government and Political Parties	11
The European Union	13
Membership of International Organizations	15

The Italian Economy	17
General	17
2009 Developments	19
Measures to Address the 2007-2009 Financial and Economic Crisis	19
Gross Domestic Product	20
Principal Sectors of the Economy	24
Employment and Labor	33
Prices and Wages	35

Monetary System	37
Monetary Policy	37
Exchange Rate Policy	41

Banking Regulation	41
Measures to Address the 2008 Banking Crisis	48
Credit Allocation	49
Exchange Controls	49

The External Sector of the Economy	50
Foreign Trade	50
Geographic Distribution of Trade	52
Balance of Payments	54
Reserves and Exchange Rates	58

Public Finance	60
The Budget Process	60
European Economic and Monetary Union	60
Accounting Methodology	62
Measures of Fiscal Balance	63
The Council Recommendation to Italy Relating to Italy’s Excessive Government Deficit	65
The 2008 Update to the Stability and Growth Program	65
The 2010-2013 Program Document	67
Revenues and Expenditures	69
Expenditures	71
Revenues	74
Government Enterprises	75
Privatization Program	76
Government Real Estate Disposal Program	78

Public Debt	79
Summary of External Debt	84
Debt Service	85
Debt Record	85

Tables and Supplementary Information	86

               Except as otherwise specified, all amounts are expressed in euro (“euro”). With the implementation of the third stage of European Economic and Monetary Union on January 1, 1999, the exchange rate between the euro and Italian lire (“lira” or “lire”) was irrevocably fixed at Lit. 1,936.27 per €1.00. The euro was introduced as a physical currency on January 1, 2002 and on February 28, 2002 the lira ceased to be legal tender in Italy and was withdrawn from the financial system. See “External Sector of the Economy—Reserves and Exchange Rates—U.S. Dollar/Euro Exchange Rate” for certain information concerning the exchange rate of the euro against the U.S. dollar and certain other currencies. We make no representation that the euro amounts referred to in this Annual Report could have been converted into U.S. dollars at any particular rate.

Defined Terms and Conventions
               We use terms in this Annual Report that may not be familiar to you. These terms are commonly used to refer to economic concepts that are discussed in this Annual Report. Set forth below are some of the terms used in this Annual Report.
•	Gross domestic product or, GDP, means the total value of products and services produced inside a country during the relevant period.

•	Gross national product, or GNP, means GDP plus income earned by a country’s nationals from products produced, services rendered and capital invested outside the home country, less income earned inside the home country by non-nationals.

•	Imports and Exports. Imports are goods brought into a country from a foreign country for trade or sale. Exports are goods taken out of a country for trade or sale abroad. Data on imports and exports included in this Annual Report are derived from customs documents for non-European Union countries and data supplied by other Member States of the European Union or Member States.

•	The unemployment rate is calculated as the ratio of the members of the labor force who register with local employment agencies as being unemployed to the total labor force. “Labor force” means people employed and people over the age of 15 looking for a job. The reference population used to calculate the Italian labor force in this Annual Report consists of all household members present and resident in Italy and registered with local authorities.

•	The inflation rate is measured by the year-on-year percentage change in the general retail price index, unless otherwise specified. The harmonized consumer price index is calculated on the basis of a weighted basket of goods and services taking into account all families resident in a given territory. Year-on-year rates are calculated by comparing the average of the twelve monthly indices for the later period against the average of the twelve monthly indices for the prior period.

•	Net borrowing, or budget deficit, is consolidated revenues minus consolidated expenditures of the general government. This is the principal measure of fiscal balance for countries participating in the European Economic and Monetary Union and is calculated in accordance with the accounting requirements of the European Union or EU.

•	Primary balance is net borrowing less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.
Unless otherwise indicated, we have expressed:
•	all annual rates of growth as average annual compounded rates;

•	all rates of growth or percentage changes in financial data in constant prices adjusted for inflation; and

•	all financial data in current prices.

Information Sources
               The source for most of the financial and demographic statistics for Italy included in this Annual Report is data prepared by Istituto Nazionale di Statistica, or ISTAT, an Italian government entity established to elaborate statistical information relating to Italy, elaborations on such data and other data published in the Annual Report of the Bank of Italy (Banca d’Italia) dated May 29, 2009. We also include in this Annual Report information published by the Statistical Office of the European Communities or Eurostat.
               Certain other financial and statistical information contained in this Annual Report has been derived from official Italian government sources, including the 2010-2013 Program Document (Documento di Programmazione Economica e Finanziaria), the Update to the Program Document for 2010-2013 (Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria per gli anni 2010-2013), the Annual Program Report for 2010 (Relazione Provisionale e Programmatica per il 2010) and the 2008 Update to the Stability and Growth Program (Programma di Stabilitá dell’Italia — Aggiornamento 2008 Presentato a Febbraio 2009).
Revised National Accounts
               In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. This system was intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis.
               In December 2005, ISTAT published general revisions to the national system of accounts reflecting amendments to ESA95 set forth in the European Union Regulations 351/2002 and 2103/2005. These revisions included: (i) a new methodology to evaluate the amortization of movable and fixed assets, (ii) a new accounting treatment for financial intermediary services, (iii) revisions to the methodology for calculating general Government and investment expenditure, and (iv) the introduction of a new accounting system for a portion of social security contribution on an accrual basis.
               In connection with revisions to the national accounting system implemented in December 2005, ISTAT replaced its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. One of the effects of using chain indices is that other than for the first year in the chain (2000 with regard to the relevant tables included in this document), component measures will no longer aggregate to totals. Also, as a result of this change in methodology, all “real” revenue and expenditure figures included in this document differ from and are not comparable to data published in earlier documents filed by Italy with the United States Security and Exchange Commission, or SEC, prior to March 12, 2007. The general government revenues and expenditure figures in this Annual Report reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.

               All references herein to “Italy,” the “State” or the “Republic” are to The Republic of Italy, all references herein to the “Government” are to the central Government of The Republic of Italy and all references to the “general government” are collectively to the central Government and local government sectors and social security funds (those institutions whose principal activity is to provide social benefits), but exclude government owned corporations. In addition, all references herein to the “Treasury” or the “Ministry of Economy and Finance” are interchangeable and refer to the same entity.

SUMMARY INFORMATION
               The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this document.
               Gross Domestic Product: According to International Monetary Fund estimates, the economy of Italy, as measured by 2008 GDP, is the seventh largest in the world. Italy’s GDP growth rate has been lower than the average GDP growth rate of the euro area each year in the past decade. The growth gap between other euro area countries and Italy in the past decade reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. In 2008, as a result of the global economic crisis, Italy’s GDP decreased by 1.0 per cent, compared to a 1.6 per cent increase in 2007. In order to address the financial and economic crisis, during 2008 and 2009 the Italian government enacted legislation providing for measures aimed at stimulating the economy and stabilizing the Italian financial system. For more information on these measures, see “Italian Economy — Measures to Address the 2007-2009 Financial and Economic Crisis” and “Monetary System — Measures to Address the 2008 Banking Crisis.”
               The European Economic and Monetary Union: Italy is a signatory of the Treaty on European Union of 1992, also known as the “Maastricht Treaty,” which established the European Economic and Monetary Union, or EMU, culminating in the introduction of a single currency. Eleven member countries, including Italy, met the budget deficit, inflation, exchange rate and interest rate requirements of the Maastricht Treaty and were included in the first group of countries to join the EMU on January 1, 1999. On that date, conversion from each EMU member’s old national currency into the euro was irrevocably fixed and the euro became legal tender. The number of member countries increased to 12 on January 1, 2001, when Greece joined the EMU. The euro was introduced in physical form in the countries participating in the EMU on January 1, 2002 and replaced national notes and coins entirely on February 28, 2002. Slovenia became the thirteenth member of the EMU on January 1, 2007, followed by Cyprus and Malta on January 1, 2009 and Slovakia on January 1, 2009. On January 4, 1999 the noon buying rate for the euro as reported by the European Central Bank (the “Noon Buying Rate”) was €1 for US$1.1812. Since that initial date, the euro depreciated against the dollar, reaching a low of €1 for $0.8270 on October 25, 2000 and thereafter progressively appreciated against the dollar, reaching a high of €1 for $1.599 on July 15, 2008. The dollar appreciated against the euro after that date and on December 15, 2009, the ECB exchange rate was €1 for $1.4541.
               Foreign Trade: Over half of Italy’s exports and imports involve other European Union countries. Italy’s main exports are manufactured goods, including industrial machinery, office machinery, automobiles, clothing, shoes and textiles. Since 2000, Italy’s balance of payments has recorded current account deficits each year. This was principally due to increased competition from developing countries in South-East Asia, the depreciation of currencies in Asia, unfavorable exchange rates in the period 2003-2007 and the rise in price of oil and gas.
               Inflation: As measured by the European Union harmonized consumer price index, in 2008 the inflation rate in the euro area and Italy grew by 3.3 per cent and 3.5 per cent, respectively, compared to 2.1 per cent and 2.0 per cent in 2007.

               Public Finance: Italy historically has experienced substantial budget deficits and high public debt. Countries participating in the EMU are required to reduce “excessive deficits,” adopting budgetary balance as a medium-term objective, and to reduce public debt. Italy recorded budget deficits as a percentage of GDP higher than the 3.0 per cent reference rate imposed by the Maastricht Treaty in 2001 and each year during 2003-2006. In 2008, Italy’s net borrowing, as a percentage of GDP, increased to 2.7 per cent, compared to 1.5 per cent in 2007, mainly as a result of the slowdown in growth of current revenues for 2008. Italy’s public debt as a percentage of GDP increased from 103.5 per cent in 2007 to 105.7 per cent in 2008. The increase recorded in 2008 was mainly due to the slowdown in growth of nominal GDP, an increase in the valuation of securities indexed to inflation and an increase in public debt issues the proceeds of which were used to fund measures taken by the Italian Government to address the global economic crisis of 2008. Italy’s net borrowing and debt-to-GDP ratio are expected to further increase during the period 2009-2011, with net borrowing increasing above 3 per cent in 2009, due principally to lower revenue as a result of the global economic crisis of 2008 and 2009 and the cost of measures taken by the Government to sustain the economy and the financial system during the global economic crisis.
               Privatization Activities: Since 1992, the Treasury has carried out a number of privatizations in the financial institutions sector, the telecommunications sector and the energy sector. From 1994 to December 31, 2008, the Treasury’s privatization program generated proceeds of approximately €96.2 billion, which, added to the proceeds generated by the privatization program carried out by the IRI-Fintecna group from July 1, 1992 to December 31, 2008, reaches the total amount of approximately €153.7 billion. Proceeds from privatizations in the five years to December 31, 2008 were low by comparison to previous years.
               The Italian Political System: Italy is a democratic republic. Italy is a civil law jurisdiction, with judicial power vested in ordinary courts, administrative courts and courts of accounts. The Government operates under a Constitution that provides for a division of powers among Parliament, the executive branch and the judiciary. Parliament comprises a Senate and a Chamber of Deputies. The executive branch consists of a Council of Ministers selected and headed by a Prime Minister. The Prime Minister is appointed by the President of the Republic and the Prime Minister’s government is confirmed by Parliament. On January 24, 2008, Mr. Romano Prodi resigned as Prime Minister after being defeated in a vote of no confidence in the upper house of Parliament, the Senate. Following that event, Italy’s President, Mr. Giorgio Napolitano, dissolved the Parliament on February 6, 2008. Following the general Parliamentary elections held on April 13 and 14, 2008, the center-right coalition led by Mr. Silvio Berlusconi and formed by Il Popolo delle Libertà, Lega Nord and the Movimento per l’Autonomia obtained a majority in both the Chamber of Deputies and the Senate. As a result, Mr. Berlusconi was appointed to form a new Government, which was sworn in on May 8, 2008.
               2009 Developments: Italy’s economy has deteriorated significantly as a result of the global economic and financial crisis that started in 2008. Based on ISTAT data,. in the third quarter of 2009, Italy recorded a 4.6 per cent decrease in real GDP compared to the third quarter of 2008, and a 0.6 per cent increase compared to the second quarter of 2009. Italy’s seasonally adjusted average unemployment rate increased to 7.4 per cent in the second quarter of 2009, from 7.0 per cent recorded during the last quarter of 2008. Consumer prices, as measured by the harmonized EU consumer price index, increased at an annual rate of 0.3 per cent during the twelve months ended October 31, 2009, compared to a 2.4 per cent increase during the twelve months ended December 31, 2008.
               On April 6, 2009, an earthquake hit the province of L’Aquila, in the Abruzzo region, destroying buildings and infrastructure. The estimated cost for the reconstruction and re-launch of the economy in the areas affected by the earthquake is estimated to be approximately €2.5 billion for 2009.

REPUBLIC OF ITALY
Area and Population
               Geography. The Republic of Italy is situated in south central Europe on a peninsula approximately 1,120 kilometers (696 miles) long and includes the islands of Sicily and Sardinia in the Mediterranean Sea and numerous smaller islands. To the north, Italy borders on France, Switzerland, Austria and Slovenia along the Alps, and to the east, west and south it is surrounded by the Mediterranean Sea. Italy’s total area is approximately 301,300 square kilometers (116,336 square miles), and it has 7,375 kilometers (4,582 miles) of coastline. The independent States of San Marino and Vatican City, whose combined area is approximately 61 square kilometers (24 square miles), are located within the same geographic area. The Apennine Mountains running along the peninsula and the Alps north of the peninsula give much of Italy a rugged terrain.
               Population. According to ISTAT data, as of January 1, 2009, Italy’s resident population was estimated to be approximately 60.1 million, accounting for approximately 12 per cent of the EU population, compared to 59.6 million as of January 1, 2008. The growth in Italy’s population was largely due to the increase in resident foreigners. Italy is the fourth most populated country in the EU after Germany, France and the United Kingdom. According to ISTAT data, as of January 1, 2009, the six regions in the southern part of the peninsula together with Sicily and Sardinia, known as the “Mezzogiorno,” had a population of approximately 20.9 million. As of the same date, northern and central Italy had a population of approximately 27.4 million and 11.8 million, respectively. As of January 1, 2008, the breakdown of the resident population by age group was as follows:

• under 20	19.0%
• 20 to 39	26.8%
• 40 to 59	28.4%
• 60 and over	25.8%

Source: ISTAT
               In 2004, for the first time since 1993, the number of births in Italy exceeded the number of deaths. However, Italy’s fertility rate is still one of the lowest in the world, while life expectancy for Italians is among the highest in the world. Because population growth has been low in recent years, the average age of the population is increasing. Based on ISTAT data, as of January 1, 2008, population density is approximately 198 persons per square kilometer.
               Rome, the capital of Italy and its largest city, is situated near the western coast approximately halfway down the peninsula, and had a population of 2.7 million as of January 1, 2009. The next largest cities are Milan, with a population of 1.3 million, Naples, with 1 million, and Turin, with 0.9 million. According to the 2001 census, approximately 44.2 per cent of Italy’s population lives in urban areas.
               Like other EU countries, Italy has experienced significant immigration in recent years, particularly from North Africa and Eastern European countries. According to ISTAT data, at January 1, 2008 there were approximately 3.4 million foreigners holding permits to live in Italy, a 16.8 per cent increase from January 1, 2007. Immigration legislation has been the subject of intense political debate since the early 1990s. Italy tightened its immigration laws in March 1998 and initiated bilateral agreements with several countries for cooperation in identifying illegal immigrants. Additional measures to further tighten immigration laws were introduced by the Italian government in early 2002 in an attempt to control the increase of illegal immigrants. In addition, in 2002, the Italian government introduced measures aimed at regularizing the position of illegal immigrants. While these legislative efforts have resulted in regularization of large numbers of illegal immigrants, Italy continues to have high numbers of foreigners living in Italy illegally.
Government and Political Parties
               Italy was originally a loose-knit collection of city-states, most of which united into one kingdom in 1861. It has been a democratic republic since 1946. The Government operates under a Constitution, originally adopted in 1948, that provides for a division of powers among the legislative, executive and judicial branches.
               The Legislative Branch. Parliament consists of a Chamber of Deputies, with 630 elected members, and a Senate, with 315 elected members and a small number of life Senators, consisting of former Presidents of the Republic and prominent individuals appointed by the President. The Chamber of Deputies and the Senate share equally and have substantially the same legislative power. Any statute must be approved by both assemblies before being enacted. Except for life Senators, members of Parliament are elected for five years by direct universal adult suffrage, although elections have been held more frequently in the past because the instability of multi-party coalitions has led to premature dissolutions of Parliament.
               The Executive Branch. The head of State is the President, elected for a seven-year term by an electoral college that includes the members of Parliament and 58 regional delegates. The current President, Giorgio Napolitano, was elected in May 2006. The President has the power to appoint the Prime Minister and to dissolve Parliament. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, to call general elections and to command the armed forces. The President nominates and Parliament confirms the Prime Minister, who is the effective head of Government. The Council of Ministers is appointed by the President on the Prime Minister’s advice. The Prime Minister and Council of Ministers answer to both houses of Parliament and must resign if Parliament passes a vote of no confidence in the administration.
               The Judicial Branch. Italy is a civil law jurisdiction. Judicial power is vested in ordinary courts, administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hear claims against the State and local entities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the State budget of Italy. There is also a Constitutional Court (Corte Costituzionale) that does not exercise general judicial powers, but adjudicates conflicts among the other branches of government and determines the constitutionality of statutes. Criminal matters are within the jurisdiction of the criminal law divisions of ordinary courts, which consist of magistrates who either act as judges in criminal trials or are responsible for investigating and prosecuting criminal cases.
               Political Parties. The main political parties are grouped into two opposing coalitions: the Partito Democratico which is headed by Mr. Dario Franceschini, and the Il Popolo delle Libertà. The Partito Democratico coalition was created in 2008 to combine

Italy’s moderate center-leftist forces and numerous smaller political parties, including center-left and leftist forces. The Il Popolo delle Libertà, which is led by Mr. Silvio Berlusconi, was created in 2008 to combine center-right forces and Alleanza Nazionale, which represents the right and is led by Mr. Gianfranco Fini. The Lega Nord, a separate political party allied with Il Popolo delle Libertà, is led by Mr. Umberto Bossi.
               Elections. Except for a brief period, since Italy became a democratic republic in 1946 no one party has been able to command an overall majority in Parliament, and, as a result, Italy has a long history of weak coalition governments. In 1993, Parliament adopted a partial “first past the post” voting system for the election of 75 per cent of the members of both the Senate and the Chamber of Deputies. Under this system, the candidate receiving the largest number of votes in a single district wins. The remaining 25 per cent are elected through a proportional representation system. In the Chamber of Deputies, only parties that receive 4 per cent of the total vote on a nationwide basis are eligible for the seats elected by proportional representation. These modifications of the voting system have resulted in a significantly smaller number of Parliamentary seats held by parties with relatively small shares of the popular vote. Historically, however, government stability has depended on the larger parties’ coalitions with smaller parties.
               In December 2005, a new law was enacted modifying the voting system for the Chamber of Deputies. In the Chamber of Deputies, the electorate votes for lists of candidates presented by the multiparty coalitions and individual parties. Seats in the Chamber of Deputies are awarded based on the number of votes obtained by each list, provided that multiparty coalitions and individual parties are not eligible for any seat unless they attain at least 10 per cent and 4 per cent of the total votes, respectively. In addition, a “first past the post” mechanism applies if the winning coalition does not obtain at least 340 seats (out of 630 seats) in the Chamber of Deputies. In order to ensure government stability, if the winning coalition does not obtain at least 340 seats, it is automatically awarded as many seats as it needs to reach 340 seats. This modified voting system was utilized for the first time in the general elections in April 2006.
               Regional and Local Governments. Italy is divided into 20 regions containing 103 provinces. The Italian Constitution reserves certain functions, including police services, education and other local services, for the regional and local governments. Following a Constitutional reform passed by Parliament in 2001, additional legislative and executive powers were transferred to the regions. Legislative competence that historically had belonged exclusively to Parliament was transferred in certain areas (including foreign trade, health and safety, ports and airports, transport network and energy production and distribution) to a regime of shared responsibility whereby the national government promulgates legislation defining fundamental principles and the regions promulgate implementing legislation. Furthermore, as to all areas that are neither subject to exclusive competence of Parliament nor in a regime of shared responsibility between Parliament and the regions, exclusive regional competence is conferred to a region upon its request, subject to Parliamentary approval. In July 2009, Italy adopted legislation that is designed to increase the fiscal autonomy of regional and local governments. The reform is expected to come fully into effect by 2016. Under the new system, lower levels of government will be able to levy their own taxes and will have a share in central tax revenues, including income tax and value added tax. Under the new system, a “standard cost” for public services such as health, education, welfare and public transport will be determined to set budgets for local governments. A fund will be made available to local governments that incur budget deficits and convergence plans will be set up for local governments that record significant budget deficits in consecutive years.
               The Italian Constitution grants special status to five regions (Sicily, Sardinia, Trentino-Alto Adige, Friuli-Venezia Giulia and Valle d’Aosta) providing them with additional legislative and executive powers.
               Referenda. An important feature of Italy’s Constitution is the right to hold a referendum to abrogate laws passed by Parliament. Upon approval, a referendum has the legal effect of annulling legislation to which it relates. Referendum cannot be held on matters relating to taxation, the State budget, the ratification of international treaties or judicial amnesties. A referendum can be held at the request of 500,000 signatories or five regional councils. In order for a referendum to be approved, a majority of the Italian voting population must vote in the referendum and a majority of such voters must vote in favor of the referendum.
The European Union
               Italy is a founding member of the European Economic Community, which now forms part of the European Union. Italy is one of the 27 current members of the EU together with Austria, Belgium, Bulgaria, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the United Kingdom. The EU had an estimated population of approximately 499.8 million as of December 31, 2008.
               The European Union is currently negotiating the terms and conditions of accession to the EU of the following candidate countries: Croatia, the Former Yugoslav Republic of Macedonia and Turkey.
               EU Member States have agreed to delegate sovereignty for certain matters to independent institutions that represent the interests of the union as a whole, its Member States and its citizens. Set forth below is a summary description of the main EU institutions and their role in the European Union.
               The Council of the EU. The Council of the EU, or the Council, is the EU’s main decision-making body. It meets in different compositions by bringing together on a regular basis ministers of the Member States to decide on matters such as foreign affairs, finance, education and telecommunications. When the Council meets to address economic and financial affairs, it is referred to as ECOFIN. The Council mainly exercises, together with the European Parliament, the European Union’s legislative function and promulgates:
•	regulations, which are EU laws directly applicable in Member States;

•	directives, which set forth guidelines that Member States are required to enact by promulgating national laws; and

•	decisions, through which the Council implements EU policies.

               The Council also coordinates the broad economic policies of the Member States and concludes, on behalf of the EU, international agreements with one or more Member States or international organizations. In addition, the Council:
•	shares budgetary authority with Parliament;

•	makes the decisions necessary for framing and implementing a common foreign and security policy; and

•	coordinates the activities of Member States and adopts measures in the field of police and judicial cooperation in criminal matters.
               Decisions of the Council are made by vote. Each Member State’s voting power is largely based on the size of its population. The following are the number of votes each Member State can cast:
•	Germany, France, Italy and the United Kingdom each have 29 votes;

•	Spain and Poland each have 27 votes;

•	Romania has 14 votes;

•	the Netherlands has 13 votes;

•	Belgium, the Czech Republic, Greece, Hungary and Portugal each have 12 votes;

•	Austria, Bulgaria and Sweden each have 10 votes;

•	Denmark, Ireland, Lithuania, Slovakia and Finland each have 7 votes;

•	Cyprus, Estonia, Latvia, Luxembourg and Slovenia each have 4 votes; and

•	Malta has 3 votes.
               Generally, decisions of the Council are made by qualified majority, which is achieved if:
•	a majority of Member States (in certain cases, a two-thirds majority of Member States) approves the decision; and

•	a number of votes representing at least 73.9 per cent of all votes is cast in favor of the decision.
               The European Parliament. The European Parliament is elected every five years by direct universal suffrage. The European Parliament has three essential functions:
•	it shares with the Council the power to adopt directives, regulations and decisions.

•	it shares budgetary authority with the Council and can therefore influence EU spending.

•	it approves the nomination of EU Commissioners, has the right to censure the EU Commission and exercises political supervision over all the EU institutions.
               Following the election held in 2009, each Member State was allocated the following number of seats in Parliament:

Austria	17
Belgium	22
Bulgaria	17
Cyprus	6
Czech Republic	22
Denmark	13
Estonia	6
Finland	13
France	72
Germany	99
Greece	22
Hungary	22
Ireland	12
Italy	72
Latvia	8
Lithuania	12
Luxembourg	6
Malta	5
Netherlands	25
Poland	50
Portugal	22
Romania	33
Slovakia	13
Slovenia	7
Spain	50
Sweden	18
United Kingdom	72
Total	736
               The European Commission. The European Commission traditionally upholds the interests of the EU as a whole and has the right to initiate draft legislation by presenting legislative proposals to the European Parliament and Council. Currently, the European Commission consists of 27 members, one appointed by each Member State for five year terms.
               Court of Justice. The Court of Justice ensures that Community law is uniformly interpreted and effectively applied. It has jurisdiction in disputes involving Member States, EU institutions, businesses and individuals. A Court of First Instance has been attached to it since 1989.
               Other Institutions. Other institutions that play a significant role in the European Union are:
•	the European Central Bank, which is responsible for defining and implementing a single monetary policy in the euro area;

•	the Court of Auditors, which checks that all the European Union’s revenue has been received and that all its expenditures have been incurred in a lawful and regular manner and oversees the financial management of the EU budget; and

•	the European Investment Bank, which is the European Union’s financial institution, supporting EU objectives by providing long-term finance for specific capital projects.
Membership of International Organizations
               Italy is also a member of the North Atlantic Treaty Organization (NATO), as well as many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is one of the Group of Eight (G-8) industrialized nations, together with the United States, Japan, Germany, France, the United Kingdom, Canada and Russia, and a member of the Organization for Economic Co-operation and Development (OECD), the World Trade Organization (WTO), the International Monetary Fund (IMF), the International Bank for Reconstruction and Development (World Bank), the European Bank for Reconstruction and Development (EBRD) and other regional development banks.

THE ITALIAN ECONOMY
General
               According to IMF estimates published in April 2009, the economy of Italy, as measured by its 2008 GDP, is the seventh largest in the world, after the United States, Japan, Germany, the People’s Republic of China, the United Kingdom and France.
               The Italian economy developed rapidly in the period following World War II as large-scale, technologically advanced industries flourished along with more traditional agricultural and industrial enterprises. Between 1960 and 1974, Italian GDP, adjusted for changes in prices, or “real GDP,” grew by an average of 5.2 per cent per year. As a result of the 1973-74 oil price shocks and the accompanying worldwide recession, output declined by 2.1 per cent in 1975, but between 1976 and 1980 real GDP again grew by an average rate of approximately 4 per cent per year. During this period, however, the economy experienced higher inflation, driven in part by wage inflation and high levels of borrowing by the Government. For the 1980s as a whole, real GDP growth in Italy averaged 2.4 per cent per year.
               Italy’s economic growth slowed down substantially in the 1990s. Tighter fiscal policy, which followed the lira’s suspension from the Exchange Rate Mechanism in September 1992, led Italy’s economy into recession and, in 1993, real GDP decreased by 0.9 per cent. The economy recovered in 1994 primarily as a result of an increase in exports resulting largely from the depreciation of the lira. The recovery continued in 1995, fueled by additional investment in the manufacturing sector. Expansion after 1995 continued at a more modest pace, with Italy’s GDP growth rate lagging behind those of other major European countries. Italy’s GDP grew by an average of 1.6 per cent per year from 1996 through 1999.
               The table below shows the annual percentage change in real GDP growth for Italy and the countries participating in the EMU, including Italy, for the period 1999 through 2008.
Annual Per Cent Change in Real GDP

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Italy	1.9	3.6	1.8	0.5	0.0	1.5	0.7	2.0	1.6	(1.0)
Euro area(1)	2.9	3.8	1.9	0.9	0.7	2.0	1.6	2.9	2.7	0.8

(1)	The euro area represents the countries participating in the EMU.

Source:	Annual Reports of the Bank of Italy.
               The growth gap between other EMU countries and Italy since the mid 1990s reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. The effects of these factors were aggravated by the crisis in the emerging markets of South-East Asia in 1998, the increasing mobility of capital, the reduction of barriers to international competition and the reduction of subsidies for national industries.
               Italy’s real GDP growth rate increased in the second half of 1999 and in 2000 due to improving exports, industrial production and growing domestic demand. The rapid decrease in real GDP growth recorded in 2001 and 2002 and the absence of GDP growth in 2003 were due to the general factors adversely affecting the Italian economy described above as well as a decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of global financial markets and a rise in crude oil prices in 2000, which in turn resulted in a slowdown in domestic private sector consumption and investments and a decrease in net exports. In 2004, Italy recorded a recovery in real GDP growth, although at a rate lower than the average recorded in the euro area, largely as a result of a slowdown in internal consumption and fixed investment and the decrease in exports recorded during the second half of the year. The Italian economy slowed down again in 2005, as a result of Italy’s continuing inability to introduce structural reforms necessary to address its unfavorable specialization in export goods, its lack of adequate infrastructure and inflexible labor market. Low growth prospects also resulted in a significant reduction in internal private consumption and fixed investments, which remained substantially unchanged from 2004. In 2006, Italy’s real GDP growth was driven by strong world demand and the cyclical upturn in the euro area. In 2007, the Italian economy grew slower than the average rate in the rest of the euro area as a result of Italy’s inability to address the issues that limited GDP growth throughout the previous decade. In 2008, as a result of the global financial and economic crisis, Italy’s real GDP decreased by 1.0 per cent mainly as a result of a steep decline in exports. Italy also recorded a decrease in domestic private consumption, largely attributable to the stagnation of Italian families’ purchasing power (the rise in nominal salaries was offset by inflation) and increasing propensity to save, and a decrease in gross fixed investments, especially in machinery and equipment and real estate. The uncertainty resulting from the financial crisis and its long term effects seriously affected consumer and business confidence and played a major role in the contraction of spending and investment. See also “ — Measures to Address the 2007-2009 Financial and Economic Crisis.”
               The Italian Government historically has experienced substantial budget deficits. Among other factors, this is largely attributable to high levels of social spending and the fact that social services and other non-market activities of the central and local governments account for a relatively significant percentage of total employment as well as high interest expense resulting from the size of Italy’s public debt. Countries participating in the European Economic and Monetary Union are required to reduce “excessive deficits” and adopt budgetary balance as a medium-term objective. See also “Public Finance — Measures of Fiscal Balance” and “— Revenues and Expenditures.”
               A longstanding objective of the Government has been to control Italy’s debt-to-GDP ratio. Government debt relative to GDP was 121.5 per cent in 1994. Subsequently, the ratio was reduced largely as a result of receipts from privatizations of State-owned assets; however, it remains significantly above the 60 per cent debt ceiling required under the Maastricht Treaty. The ratio of Government debt-to-GDP was 105.7 per cent in 2008 and it is forecast to increase significantly in the next three years. See “Public Finance — The 2010-2013 Program Document” and “Public Debt.”
               Historically, Italy has had a high but declining savings rate. As a percentage of gross national disposable income, which measures aggregate income of a country’s nationals after providing for capital consumption (the replacement value of capital used up in the process of production), private sector saving averaged 28.7 per cent in the period from 1981 to 1990 and 24.5 per cent in the period from 1991 to 2000. Private sector saving as a percentage of gross national disposable income averaged 19.6 per cent in the period from 1999 to 2008 and 18.7 per cent in the period from 2005 to 2008. Because of the high savings rate, the Government has been able to raise large amounts of funds through issuances of Treasury securities in the domestic market, with limited recourse to external financing.
               The Italian economy is characterized by significant regional disparities, with the level of economic development of southern Italy well below that of northern and central Italy. The per capita GDP of southern Italy, also known as the Mezzogiorno, is significantly lower than that of the rest of Italy. See “— Gross Domestic Product — Regional GDP.” The marked regional divide in Italy is also evidenced by significantly higher unemployment in the Mezzogiorno. See “— Employment and Labor.”
               Inflation, as measured by the harmonized consumer price index, has declined from rates exceeding 20 per cent in the early 1980s to 3.5 per cent in 2008. See “— Prices and Wages.”
2009 Developments
               Italy’s economy has deteriorated significantly as a result of the global economic and financial crisis that started in 2008. Based on ISTAT data,. in the third quarter of 2009, Italy recorded a 4.6 per cent decrease in real GDP compared to the third quarter of 2008, and a 0.6 per cent increase compared to the second quarter of 2009. Italy’s seasonally adjusted average unemployment rate increased to 7.4 per cent in the second quarter of 2009, from 7.0 per cent recorded during the last quarter of 2008. Consumer prices, as measured by the harmonized EU consumer price index, increased at an annual rate of 0.3 per cent during the twelve months ended October 31, 2009, compared to a 2.4 per cent increase during the twelve months ended December 31, 2008.
               On April 6, 2009, an earthquake hit the province of L’Aquila, in the Abruzzo region, destroying buildings and infrastructure. The estimated cost for the reconstruction and re-launch of the economy in the areas affected by the earthquake is estimated to be approximately €2.5 billion for 2009. For more information on Italy’s key public finance ratio estimates and projections for the period 2008-2013, see “Public Finance — The 2010-2013 Program Document.”
Measures to Address the 2007-2009 Financial and Economic Crisis
               Concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining residential real estate market in the U.S. in the second half of 2007 and the first half of 2008 resulted in a severe and sudden deterioration of the global economy and the capital markets and a banking liquidity crisis. In order to address the global economic crisis, international organizations and governments of major countries, including the Italian government, enacted legislation providing for measures aimed at stimulating the economy and ensuring the stability of the financial systems.
               In 2008 and 2009 the Government took action to contain the effects of the global and financial crisis, to support the economy and facilitate its recovery. The Government also injected significant liquidity into the financial system by accelerating payment of past debts and reducing the accrual of tax refunds.
               In June 2009, the Government adopted a decree (Law Decree 78/2009) approving €11.5 billion of measures to be taken in the 2009-2012 period intended to support the economy. The decree is aimed at increasing Government revenue by decreasing tax avoidance and evasion. Government expenditure will be reduced by decreasing fraudulent claims for disability grants and by re-computing as of 2010 the ceiling on pharmaceutical expenditure. Deficit-reduction plans are also in place for the five regions that have recorded the highest healthcare budget deficits.
               A significant number of measures contemplated by the decree are aimed at sustaining employment and re-launch business investment. These measures extend the use of social safety nets for example by encouraging companies with workers on Government funded long-term unemployment programs (cassa intergrazione) to re-employ all or a proportion of those workers for training purposes on condition that they are paid the same wage paid by the long-term unemployment program, of which 80 per cent would continue to be financed by the Government and 20 per cent by the employer. The measures also contemplate an extension to 24 months of the long-term unemployment program (cassa intergrazione) applicable to workers employed by businesses that cease to exist and an increase for 2009 and 2010 of Government-funded wage supplements for solidarity contracts.
               The decree also contemplates the exclusion from taxation on business income of 50 per cent of the value of investment in equipment and machinery made by June 20, 2010; faster depreciation of capital goods and new procedures for the write-down of non-performing loans and tax receivables; and faster payment by the public administration of amounts due to purveyors and suppliers and amounts due on contracts. New legislation to reduce energy costs, particularly the cost of gas, is expected to provide benefits to businesses as well as to households.
               Excluding the initiatives in favor of the banking sector and measures contemplated by Law Decree no. 78/2009 (adopted in June 2009), the Italian Government estimates that its economic and financial crisis-containment plan set aside resources totaling in aggregate approximately €27.3 billion for the four-year period ending on December 31, 2011 (€2.7 billion in 2008, €11.4 billion in 2009, €7.5 billion in 2010 and €5.8 billion in 2011), or 1.8 per cent of 2008 GDP.
Gross Domestic Product
               From 2004 to 2007, Italy recorded a recovery in real GDP growth as the world economy began expanding following the slowdown in the three prior years. However, GDP grew at a slower rate than the average recorded in the euro area, mainly due to Italy’s continuing inability to introduce structural reforms necessary to address its unfavorable specialization in export goods, its lack of adequate infrastructure and inflexible labor market. In 2008, Italy’s real GDP decreased by 1.0 per cent, compared to a 1.6 per cent increase in 2007. The fall in real GDP recorded in 2008 was driven by a significant decline in exports coupled with a contraction in domestic demand and gross fixed investment reflecting weakening consumer and business confidence resulting from the global financial and economic crisis.
               An improvement in the long-term outlook for recovery in GDP growth depends on the successful adoption of Government designed policies to:
•	promote investment in infrastructure and strategic geographic areas;

•	foster market liberalization and reduce administrative bureaucratic charges and procedures;

•	reduce the tax burden;

•	preserve the private sector purchasing power; and

•	undertake structural measures to contain the growth of government expenditure.
               The following tables set forth information relating to nominal (unadjusted for changing prices) and real GDP and expenditures for the periods indicated.
GDP Summary

	2004	2005	2006	2007	2008
Nominal GDP (millions of €)	1,391,530	1,429,479	1,485,377	1,544,915	1,572,243
Real GDP(1)(millions of €)	1,236,671	1,244,782	1,270,126	1,289,988	1,276,578
Real GDP % change	1.5%	0.7%	2.0%	1.6%	(1.0)%
Population (in thousands)	57,553	58,135	58,435	58,880	59,336
Nominal per capita GDP	24,178	24,589	25,419	26,238	26,497
Real per capita GDP(1)	21,488	21,412	21,736	21,909	21,514

(1)	Constant euro with purchasing power equal to the average for 2000.

Source:	Annual Report of the Bank of Italy (May 2009) for the year ended December 31, 2008 and ISTAT.
Real GDP and Expenditures

	2004	2005	2006	2007	2008
	(euro in millions)
Real GDP	1,236,671	1,244,782	1,270,126	1,289,988	1,276,578
Add: Imports of goods and services	334,493	341,457	361,750	375,356	358,481
of which
Goods	269,310	273,071	287,855	294,900	278,981
Services	65,192	68,392	73,934	80,814	80,134
Total supply of goods and services	1,570,405	1,585,131	1,630,192	1,663,642	1,633,337
Less: Exports of goods and services	330,083	333,695	354,447	370,773	357,173
of which
Goods	268,943	270,778	286,192	300,251	289,115
Services	61,165	62,886	68,178	70,439	67,982

Total goods and services available for domestic expenditure(1)	1,240,322	1,251,436	1,275,745	1,292,869	1,276,164

Domestic expenditure
Private sector consumption	728,266	736,629	745,774	754,596	747,955
Public sector consumption	248,281	253,023	254,328	256,926	258,587

Total domestic consumption	976,649	989,781	1,000,194	1,011,607	1,006,657
Gross fixed investment	260,444	262,559	270,257	275,732	267,571
Total domestic expenditures(1)	1,237,093	1,252,340	1,270,451	1,287,339	1,274,228

(1)	Total goods and services available for domestic expenditure do not match total domestic expenditure figures mainly due to the use of chain indices in calculating real growth. See also “Public Finance-Accounting Methodology”.

Source:	ISTAT
Real GDP and Expenditures

	2004	2005	2006	2007	2008
	(As a percentage of GDP)
Real GDP	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	27.0%	27.4%	28.5%	29.1%	28.1%
Total supply of goods and services	127%	127.4%	128.5%	129.1%	128.1%
Less: Exports of goods and services	26.7%	26.8%	27.9%	28.7%	28.0%
Total goods and services available for domestic expenditure(1)	100.4%	100.6%	100.6%	100.4%	100.1%

Domestic expenditure
Private sector consumption	58.9%	59.2%	58.7%	58.5%	58.6%
Public sector consumption	20.1%	20.3%	20.0%	19.9%	20.3%
Total domestic consumption	79.0%	79.5%	78.7%	78.4%	78.8%
Gross fixed investment	21.1%	21.1%	21.3%	21.4%	21.0%
Total domestic expenditure(1)	100.0%	100.6%	100.0%	99.8%	99.8%

(1)	Total goods and services available for domestic expenditure do not match total domestic expenditure figures mainly due to the use of chain indices in calculating real growth. See also “Public Finance-Accounting Methodology”.

Source:	ISTAT
               Private Sector Consumption. In 2005, the growth in private sector consumption, comprising the expenditure by households on goods and services other than new housing, slightly decreased to 0.6 per cent from 0.7 per cent in 2004. Growth in private sector consumption rose to 1.3 per cent and 1.2 per cent in 2006 and 2007, respectively. In 2008, as a result of weakening consumer confidence private sector consumption decreased by 0.9 per cent. By comparison, in the euro area, private sector consumption growth rose from 1.5 per cent to 2.0 per cent from 2004 to 2006 before declining to 1.6 per cent and 0.5 per cent in 2007 and 2008, respectively. The contraction of private sector consumption in Italy in 2008 reflected a general decrease in demand across all categories of goods and services, from durable goods (transports equipment, furniture and electric appliances), which declined by 7.3 per cent, to non-durable (food and beverage) and semi-durable goods (clothing and accessories), which declined by 1.3 per cent and 1.2 per cent, respectively. In 2006 consumer confidence in Italy increased slowly but steadily and reached its peak at the beginning of 2007, before entering a phase of decline that continued throughout 2007 and the first three quarters of 2008. By the end of 2008, consumer confidence had started to rise again, although at a very slow pace, mainly as a result of the anti-crisis measures implemented or announced by the Italian government (see above “ — Measures to Address the 2007-2009 Financial and Economic Crisis.”). Private sector consumption represented 58.6 per cent of GDP in 2008 and accounted for a 0.5 per cent contraction of real GDP during the same period, compared to a contribution of 0.7 per cent to real GDP growth in 2007.

               Public Sector Consumption. Public sector consumption, or the expenditure on goods and services by the general government, increased by 0.6 per cent in 2008, compared to a 1.0 per cent rise in 2007. Public sector consumption represented 20.3 per cent of GDP in 2008 and its contribution to real GDP growth during the same period was 0.1 per cent, compared to 0.2 per cent in 2007.
               Gross Fixed Investment. Gross fixed investment in Italy, comprising spending on capital equipment and structures, including purchases of new housing, decreased by 3.0 per cent in 2008, compared to an increase of 2.0 per cent in 2007. The contraction recorded in gross fixed investments affected all fixed investment categories, including investment in equipment and machinery, transportation and intangible assets, which decreased by 4.2 per cent (with a peak fall of 8.9 per cent in the last quarter of 2008 immediately after the collapse of Lehman Brothers) mainly due to the rapid fall in production activity and the negative expectations surrounding internal and external demand. Beginning in the second quarter of 2008, investment was also affected by the deterioration of the real estate market, which recorded a contraction of both the residential and non-residential sectors. Investment in construction decreased by 1.8 per cent; the contraction affected principally the non residential sector, which shrunk by 2.4 per cent, compared to a 0.9 per cent increase in 2007. Growth in residential construction slowed down to 0.4 per cent from 1.4 per cent in 2007, reflecting weakening demand caused by the sharp tightening of lending terms. Gross fixed investment represented 21.0r cent of GDP in 2008 and accounted for a 0.6 per cent contraction of real GDP during the same period, compared to a contribution of 0.4 per cent to real GDP growth per cent in 2007.
               Net Exports. In 2008, Italy’s exports of goods and services decreased by 3.7 per cent, compared to a 4.6 per cent increase in 2007, while imports of goods and services decreased by 4.5 per cent, compared to a 3.8 per cent increase in 2007. In 2008, net exports contributed 0.3 per cent to real GDP growth, compared to a contribution of 0.2 per cent in 2007.
               Regional GDP. In the period between 2001 and 2008, average annual real GDP growth in southern Italy was 0.4 per cent, compared to 0.8 per cent in northern and central Italy. While regional GDP grew at a comparable rate in southern Italy and northern and central Italy during the five years to the end of 2005, GDP growth in northern and central Italy was significantly faster in 2006 and 2007. On the other hand, in 2008, real GDP decreased by 1 per cent in northern and central Italy and 1.1 per cent in southern Italy. In the period between 2001 and 2008, the average per capita GDP in the Mezzogiorno was 57.0 per cent of that of northern and central Italy.
               Strategic Infrastructure Projects. Italy’s economic infrastructure is still significantly underdeveloped compared to other major European countries.
               Italy adopted legislation in 2001 (the “Strategic Infrastructure Law”) providing the Government with special powers to plan and realize those infrastructure projects considered to be of strategic importance for the growth and modernization of the country, particularly the Mezzogiorno. The Strategic Infrastructure Law aims at simplifying the administrative process necessary to award contracts in connection with strategic infrastructure projects and increase the proportion of privately financed projects.
               Consistent with the previous Program Document (presented in 2008), the 2010—2013 Program Document confirms the Government’s intention to implement several structural reforms and pursue a substantial infrastructure program. While the Government stated that it plans to accelerate the implementation of the 10 Year Plan for Strategic Infrastructures provided for by the Strategic Infrastructure Law (which focuses on two priority areas: the development of local transport infrastructure in medium and large cities, such as Turin, Milan, Genova, Bologna, Rome, Naples and Palermo, and the optimization of the freight transport system), it also acknowledged that it would be necessary to wait until national global and economic and financial conditions improved significantly.
Principal Sectors of the Economy
               The following tables sets forth value added at market prices by sector and the percentage of such sector of the total value added at market prices.
Value Added at Market Prices by Sector

	2004		2005		2006		2007		2008
	€ in	% of	€ in	% of	€ in	% of	€ in	% of	€ in	% of
	millions	Total	millions	Total	millions	Total	millions	Total	millions	Total

Agriculture, fishing and forestry	30,253	2.7%	28,905	2.6%	28,576	2.5%	28,497	2.5%	29,184	2.5%
Industry
Manufacturing	215,533	19.5%	215,000	19.3%	222,231	19.6%	226,664	19.6%	216,226	18.9%
Construction	59,722	5.4%	60,993	5.5%	62,064	5.5%	62,041	5.4%	61,320	5.4%
Extractive industries and production and distribution of energy, gas, steam and water	28,047	2.5%	28,157	2.5%	28,566	2.5%	28,586	2.5%	30,906	2.7%
Total industry	303,302	27.4%	304,150	27.3%	312,861	27.5%	317,291	27.5%	308,452	26.9%
Market Services
Commerce and repairs	135,149	12.2%	135,930	12.2%	138,071	12.2%	139,769	12.1%	135,580	11.8%
Hotels and restaurants	39,151	3.5%	39,538	3.6%	40,801	3.6%	41,805	3.6%	41,581	3.6%
Transport and communications	88,124	8.0%	92,083	8.3%	92,453	8.1%	95,379	8.3%	94,912	8.3%
Financial services	50,378	4.6%	53,066	4.8%	56,267	5.0%	62,464	5.4%	64,151	5.6%
IT, research and professional activity	111,880	10.1%	111,508	10.0%	114,567	10.1%	117,193	10.1%	116,067	10.1%
Real estate leases	121,096	11.0%	121,019	10.9%	122,419	10.8%	121,259	10.5%	123,419	10.8%
Total market services	545,778	49.4%	553,144	49.7%	564,578	49.7%	577,869	50%	575,710	50.3%
Non-market Services
Public administration	67,546	6.1%	68,323	6.1%	68,413	6.0%	68,906	6.0%	68,938	6.0%
Education	54,468	4.9%	53,937	4.8%	54,046	4.8%	54,307	4.7%	54,283	4.7%
Public health and social services	62,185	5.6%	64,120	5.8%	65,137	5.7%	65,485	5.7%	65,782	5.7%
Household services	10,210	0.9%	10,593	1.0%	10,955	1.0%	11,392	1.0%	11,775	1.0%
Other services	31,362	2.8%	29,893	2.7%	30,736	2.7%	31,051	2.7%	30,605	2.7%
Total non-market services	225,771	20.4%	226,866	20.4%	229,287	20.2%	231,141	20.0%	232,383	20.2%
Value added at market prices	1,105,064	100.0%	1,113,311	100.0%	1,135,681	100.0%	1,126,301	100.0%	1,115,545	100.0%

(1)	Value added in this table is calculated by reference to market prices of products and services, excluding any taxes on any such products.

Source:	Annual Report of the Bank of Italy (May 2009) for the year ended December 31, 2008.

Value Added Growth by Sector

	Real GDP % Growth by Sector
	2004	2005	2006	2007	2008

Agriculture, fishing and forestry	13.1%	(4.5)%	(1.1)%	(0.3)%	2.4%
Industry
Manufacturing	0.7%	(0.2)%	3.4%	2.0%	(4.6)%
Construction	1.5%	2.1%	1.8%	0.0%	(1.2)%
Extractive industries and production and distribution of energy, gas, steam and water	2.7%	0.4%	1.5%	0.1%	8.1%
Total industry	1.1%	0.3%	2.9%	1.4%	(2.8)%
Market Services
Commerce and repairs	2.2%	0.6%	1.6%	1.2%	(3.0)%
Hotels and restaurants	1.0%	1.0%	3.2%	2.5%	(0.5)%
Transport and communications	1.4%	4.5%	0.4%	3.2%	(0.5)%
Financial services	8.1%	5.3%	6.0%	11.0%	2.7%
IT, research and professional activity	0.4%	(0.3)%	2.7%	2.3%	(1.0)%
Leases	(0.1)%	(0.1)%	1.2%	(0.9)%	1.8%
Total market services	1.6%	1.3%	2.1%	2.4%	(0.4)%
Non-market Services
Public administration	2.0%	1.2%	0.1%	0.7%	0.0%
Education	(0.8)%	(1.0)%	0.2%	0.5%	0.0%
Public health and social services	3.0%	3.1%	1.6%	0.5%	0.5%
Household services	4.3%	3.8%	3.4%	4.0%	3.4%
Other services	7.3%	(4.7)%	2.8%	1.0%	(1.4)%
Total non-market services	2.4%	0.5%	1.1%	0.8%	0.1%
Value added at market prices	1.7%	0.7%	2.0%	1.7%	(0.9)%

Source:	Annual Report of the Bank of Italy (May 2009) for the year ended December 31, 2008.
Role of the Government in the Economy
               Until the early 1990’s, State-owned enterprises played a significant role in the Italian economy. The State participated in the energy, banking, shipping, transportation and communications industries, among others, and owned or controlled approximately 45 per cent of the Italian industrial and services sector and 80 per cent of the banking sector. As a result of the implementation of its privatization program, which started in 1994 and is ongoing, the State exited completely the insurance, banking, telecommunications and tobacco sectors and significantly reduced its interest in the energy sector (principally through sales of shareholdings in ENI S.p.A. (“ENI”) and ENEL S.p.A. (“ENEL”)) and in the defense sector (principally through sales of shareholdings in Finmeccanica S.p.A.). See “Monetary System — Banking Regulation — Structure of the Banking Industry” and “Public Finance — Government Enterprises” and “ — Privatization Program.”
Services
               In 2008, services represented 70.5 per cent of GDP and 67.0 per cent of total employment. Among the most important service sectors are:
•	transport and communications, which accounted for 8.3 per cent of GDP in 2008;

•	commerce, hotels and restaurants, which accounted for 15.4 per cent of GDP in 2008;

•	information technology, research and professional services, which accounted for 10.1 per cent of GDP in 2008; and

•	real estate leases, which accounted for 10.8 per cent of GDP in 2008.
               Transport. Italy’s transport sector has been relatively fast-growing and, during the period from 1980 to 1996, grew at more than twice the rate of industrial production growth. The expansion of the transport sector was largely the result of trade integration with European markets. Historically, motorways and railways have been controlled, directly and indirectly, by the Government, and railways in particular have posted large financial losses. In recent years many of these enterprises have been restructured in order to place them on a sounder financial footing and/or privatized.
               Roadways are the dominant mode of transportation in Italy. The road network includes, among others, municipal roads that are managed and maintained by local authorities, roads outside municipal areas that are managed and maintained by the State Road Board (“ANAS”) and a system of toll highways that in part are managed and maintained by several concessionaries, the largest of which is controlled by Autostrade S.p.A. (“Autostrade”), which was privatized in 1999. Autostrade manages approximately 3,400 kilometers of the approximately 6,600 kilometer system of motorways, under several concessions granted by ANAS. Toll motorways represent approximately 86.3 per cent of the total motorway network.
               Italy’s railway network is small in relation to its population and land area. Approximately 30 per cent of the network carries 80 per cent of the traffic, resulting in congestion and under-utilization of large parts of the network. There are approximately 22,200 kilometers of railroad track, of which a large majority are controlled by State-owned railways, with the remainder controlled by private firms operating under concession from the Government. In 2008, Italian railways carried more than 28.1 billion tons-km of freight (an increase of 0.3 per cent compared to 2007) and recorded 45.8 billion passengers-km. The Government historically has provided substantial operating subsidies to the State-owned railroads, making passenger tickets less expensive than for most European railroads. In addition, the railway system historically has suffered from overstaffing, high costs and inadequate infrastructure. However, the Government has been restructuring the Italian railway system to improve its efficiency, expand the network and upgrade existing infrastructure.
               In 1992, the Italian State railway company was converted from a public law entity into a commercial State-owned corporation, Ferrovie dello Stato S.p.A. or “FS,” with greater autonomy over investment, decision-making and management. In 2008, the total annual capital expenditure in fixed assets by FS totaled €6,096 million, compared to €2,720 million in 1997. In 2008, FS’s revenues amounted to €7,816 million, compared to €7,685 million in 2007, an annual increase of 1.7 per cent. Operating costs decreased from €7,222 million in 2007 to €6,781 in 2008 mainly as a result of the successful implementation of costs saving policies and the decline in stock spending. As a result, FS recorded consolidated profits of €16 million in 2008, compared to €409 million loss in 2007.
               In response to EU directives and intervention by the Italian Antitrust Authority (Autorità Garante della Concorrenza e del Mercato), since March 1999 Italy has been implementing a plan aimed at preparing Italy’s railways for competition. Italy liberalized railway transportation by creating two separate legal entities wholly owned by FS: Trenitalia S.p.A., managing the transportation services business, and Rete Ferroviaria Italiana S.p.A. (“RFI”), managing railway infrastructure components and the efficiency, safety and technological development of the network. The Government plans to privatize the freight and intercity businesses, while the local transport and infrastructure divisions will continue to be Government-operated. The Government’s objective is to devolve to the regions a significant part of the State responsibilities for local railways. Under the planned decentralization process, regions will become responsible for the whole range of local transportation services through contracts entered into with the State. The international segment of railway transport was liberalized in 2000 and as of May 20, 2007, 40 licenses had been granted to international operators.
               Projects for new high-speed train systems (Treno ad alta velocità, or TAV) linking the principal urban centers of Italy with one another and with neighboring European countries, as well as other infrastructure projects designed to upgrade the railway network, are under way or, in some cases, have been completed. On December 14, 2008, RFI inaugurated the high-speed train railway between Milan and Bologna, and RFI expects to complete the Turin — Salerno line (via Milan, Bologna and Florence) by December 2009.
               Gioia Tauro (in the proximity of Reggio Calabria) is the largest Mediterranean port for container shipping. During the late 1990s, Istituto per la Ricostruzione Industriale or “IRI,” a State holding company, completed the privatization of its international maritime companies. Tirrenia, a state-owned company that is in the process of being privatized, operates ferry operations and regional maritime activities.
               Alitalia, which used to be Italy’s national airline, was partially privatized in 1998 and re-capitalized in early 2002. Following a capital increase in December 2005, the Ministry of Economy and Finance’s stake decreased to 49.9 per cent. For the year 2007, Alitalia recorded losses of approximately €364 million, compared to losses of approximately €605 million for 2006. In August 2008, Alitalia filed for protection pursuant to a newly enacted receivership procedure. Under this procedure, in December 2008, Alitalia’s extraordinary administrator sold Alitalia’s air transport activities for €1 billion to Compagnia Aerea Italiana S.r.l. (“CAI”), a consortium comprising Intesa San Paolo S.p.A. and various Italian entrepreneurs. In the same period, AP Holding, a subsidiary of the Toto Group, and CAI agreed to transfer ownership of Air One, another airline group, to CAI. Subsequently, CAI integrated Air One’s fleet with the assets taken over from Alitalia, thereby creating a new airline. The joint network of the two companies has been active since January 13, 2009 and may operate in derogation of the antitrust rules until June 30, 2009. The Alitalia assets excluded from the sale to CAI were transferred to a company that was placed under special administration, with a view to disposing of those assets over time. The proceeds expected from such disposal, as well as the proceeds derived from the sale of the air transport activities have been and will continue to be used to repay Alitalia’s creditors for debt accrued prior to the sale of the air transport activities. As a result of the above described transactions, Italy no longer owns an interest in any air carrier.
               Passenger air traffic in Italy is concentrated, with approximately 60 per cent of all air traffic in 2007 attributable to Fiumicino and Ciampino airports in Rome and Linate and Malpensa airports in Milan.

               Communications. In 1997, Parliament enacted legislation to reform the telecommunications market to promote competition in accordance with EU directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations, and provided for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorità per le Garanzie nelle Comunicazioni, or “AGCOM”), consists of eight members appointed by Parliament and a president appointed by the Government. It is responsible for issuing licenses and has the power to regulate tariffs and impose fines and other sanctions. Each fixed and mobile telephony operator must obtain an individual license, which is valid for 15 years and renewable.
               Italy’s telecommunications market is one of the largest in Europe, utilizing an aggregate of approximately 25.1 million fixed lines as of December 31, 2007. As of December 31, 2008, the ratio of total mobile telephone lines active to Italy’s population was greater than 150 per cent. The telecommunications market was deregulated in January 1998 and while Telecom Italia, which was privatized in 1997, remains the largest operator, it is facing increasing competition from new operators that have been granted licenses for national and local telephone services. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered. In January 2000, access to local loop telephony was liberalized.
               In 1995, following the adoption of legislation aimed at developing competition in the mobile telephone business, Telecom Italia Mobile (“TIM”) was spun-off from Telecom Italia and publicly listed; however, in 2004, in furtherance of a restructuring plan aimed, inter alia, at strengthening its position in the market, TIM merged into Telecom Italia. The Government also granted mobile licenses to other mobile operators. TIM remains the largest mobile operator, followed by Vodafone Italia (controlled by the Vodafone Group), Wind and H3G.
               In 1998, the European Parliament authorized EU member countries to grant a limited number of Universal Mobile Telecommunication System, or “UMTS,” licenses for third-generation, or 3G, mobile telephony services, through which companies intend to provide additional and enhanced services including high-speed wireless internet access. The allocation process of UMTS licenses in Italy was implemented by an auction among pre-qualified applicants. In 2000, five UMTS licenses were granted for terms of fifteen years. Italy raised €13,815 million through the UMTS license auction.
               Internet and personal computer penetration rates in Italy have grown substantially in recent years. The ratio of personal computers per household increased from 16.7 per cent in 1997 to 47.8 per cent in 2007 while the proportion of PCs connected to the Internet increased from 2.3 per cent in 1997 to 38.8 per cent in 2007.
               Tourism. Tourism is an important sector of the Italian economy. In 2008, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately €10.2 billion, representing a 9.0 per cent decrease from net tourism revenues in 2007. This reflected a 4.5 per cent increase in spending by Italian tourists abroad. See “The External Sector of the Economy — Current Account.”
               Financial Services. Historically, a significant proportion of Italy’s domestic investment has been in public debt. However, the percentage of domestic investment allocated to holdings of foreign assets, investment fund units and shares, increased from 18.5 per cent in 1995 to 38.3 per cent in 2007, and decreased to 30.3 per cent in 2008 mainly as result of a sharp contraction of investment in shares and other equity instruments and fund units. On the other hand, the percentage of domestic investment allocated to bonds decreased from 30.6 per cent in 1995 to 16.3 per cent in 2007 and increased to 18.7 per cent in 2008, mainly driven by increased investment in bonds issued by credit institutions. The trend recorded in 2008 reflects the general dynamic that governed the market following the economic crisis. Families re-directed their investment towards securities that provide more predictable returns, divesting volatile equity securities. At the same time, banks attracted higher domestic investment by offering favorable terms, with a view to reducing their need for financing on the international markets.
               Share prices fell in Italy in 2008. The Italian stock exchange recorded a 49 per cent average decrease in share prices compared with the 15 per cent average decrease in 2007. The fall was largely attributable to the global economic crisis.
               Italian household indebtedness as a percentage of disposable income grew from 25 per cent in 1996 to 57 per cent at the end of 2007 and stood at the same level at the end of September 2008. However, it remains lower than in the euro area where household indebtedness as a percentage of disposable income was equal to 93 per cent in the same period. Bank lending to Italian residents generally has increased since 1997, accommodating economic expansion, although the growth in bank lending decreased to 5.6 per cent in 2008 from 10.1 per cent in 2007. For a description of the Italian banking system, see “Monetary System — Banking Regulation.”
Manufacturing
               In 2007, the manufacturing sector represented 18.9 per cent of GDP and 19.3 per cent of total employment. In 2008, manufacturing output decreased by 4.6 per cent, compared to a 2.0 per cent increase registered in 2007.
               Italy has compensated for its lack of natural resources by specializing in transformational and processing industries. Italy’s principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.
               The number of large manufacturing companies in Italy is relatively small in comparison to other European Union countries. The most significant include Fiat (automobiles and other transportation equipment), Pirelli (tires, cables and industrial rubber products), Finmeccanica (aeronautics, helicopters, space and defense), Barilla (food), Luxottica (glasses) and Giorgio Armani (clothing). These companies export a large share of their output and have significant market shares in their respective product markets in Europe.
               Much of Italy’s industrial output is produced by small and medium-sized firms, which also account for much of the economic growth over the past 20 years. These firms are active especially in light industry (including the manufacture of textiles, clothing, food, shoes and paper), where they have been innovators, and export a significant share of their production. The profit margins of large manufacturing firms, however, generally have been higher than those of their smaller counterparts. Various Government programs to support small firms provide, among other things, for loans, grants, tax allowances and support to venture capital entities.

               Traditionally, investments in research and development (“R&D”) activities have been very limited in Italy. Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrial countries, reflecting Italian industry’s persistent difficulty in closing the technology gap with other advanced economies. Total R&D spending in Italy rose from 1.0 per cent in 1998 to 1.1 per cent in 2006. This compares to total R&D spending as a percentage of GDP in 2006 of 2.5 per cent in Germany, 2.1 per cent in France, 1.8 per cent in the EU, 2.7 per cent in the United States and 3.4 per cent in Japan.
               The following table shows the growth by sector of indexed industrial production for the years indicated.
Industrial Production by Sector
(Index: 2005 = 100)

	2004	2005	2006	2007	2008
Food and tobacco	99.2	100	101.6	102.4	101.8
Textiles, clothing and leather	109.1	100	104.9	109.1	105.5
Wood, paper and printing	101.2	100	99.7	99.3	95.3
Coke and refinery	96.2	100	99.1	99.8	95.2
Chemical products	99.5	100	103.5	108.2	100.9
Pharmaceutical products	104.6	100	106.6	99.8	101.8
Rubber, plastic materials and non-ferrous minerals	102.3	100	100.1	102.7	96.7
Ferrous products	101.3	100	101.8	107.3	102.6
Electric and optic materials	108.6	100	103.5	103.1	95.0
Electric appliances for household	106.1	100	106.8	104.8	96.5
Machinery and equipment	99.7	100	105.8	111.1	108.3
Transport equipment	107.8	100	108.9	118.2	117.2
Other industrial products	102.2	100	103.0	107.0	107.7
Aggregate Index	102.5	100	103.3	106.5	103.1

Source: Annual Report of the Bank of Italy (May 2009) for the year ended December 31, 2008.
Energy Consumption
               The demand for energy, measured in terms of million tons of oil equivalent, or “MTOE,” decreased by 0.5 per cent in 2008 following a 1.7 per cent decrease in 2007. The decrease in energy demand recorded in 2008 was mainly due to a significant decrease in demand by the manufacturing industry (4.8 per cent), partially offset by an increase in private consumption (3.0 per cent).
               In 2008, oil represented 47.8 per cent of Italy’s primary energy consumption, with natural gas accounting for 28.4 per cent, renewable energy resources (which includes solar and wind energy, recyclable material, waste material and biogas) accounting for 2.1 per cent, solid combustibles accounting for 3.2 per cent and net purchased electricity accounting for 18.5 per cent.
               In 2008, Italy imported 92.2 per cent of its oil requirements and 90.3 per cent of its natural gas requirements. The only other significant imported energy source is coal.
               The domestic energy industry consists primarily of ENI, ENEL and Edison. ENI, approximately 30 per cent owned by the Government, is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, petrochemical products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering.
               ENEL is the largest electricity company in Italy and is engaged principally in the generation, importation and distribution of electricity. The Government owns approximately 14 per cent of the share capital of ENEL directly and 17 per cent through Cassa Depositi e Prestiti S.p.A., which is 70 per cent owned by the Government. Domestic capacity is insufficient to meet current demand, and Italy imports a significant share of its electricity requirements.
               The Electricity and Gas Authority (Autorità per l’Energia Elettrica e il Gas) regulates electricity activities and natural gas distribution in Italy with the aim of promoting competition while ensuring adequate levels of service quality. The Authority is led by a board of three members appointed by Parliament and has a large degree of independence and significant powers, including the power to establish base tariffs and the criteria for tariff adjustments and to issue fines and other sanctions. While several companies operate in the gas distribution market, during 2008 natural gas sales by ENI accounted for about 62.3 per cent of domestic consumption. In 2003, Italy implemented legislation (Law 290/2003) aimed at liberalizing the natural gas market and requiring that after July 1, 2007 no single operator own more than 20 per cent in the share capital of any company that owned and managed natural networks for the transmission of natural gas and electricity. The deadline for complying with this ownership limitation was postponed several times and was finally set at 24 months from the effectiveness of the Italian Prime Minister’s decree that will implement Law 290/2003. That decree has not yet been issued. ENI sold a 40.2 per cent stake in the share capital of its distribution subsidiary, SNAM Rete Gas, through an initial public offering in December 2001 and a further 9.1 per cent interest in March 2004. As of December 31, 2008, ENI held a 50.04 per cent interest in SNAM Rete Gas.
               In the period between 1999 and 2002, the Italian electricity sector underwent significant change. A Government decree issued in 1999, known as the Bersani Decree, established a general regulatory framework for the Italian electricity industry that has gradually introduced free competition in power generation and sales to consumers meeting certain consumption thresholds while maintaining a regulated monopoly structure for power transmission, distribution and sales to other consumers.
               In accordance with the Bersani Decree, during 2000 ENEL established three new generating companies, representing approximately 25 per cent of ENEL’s generation capacity, and in the following years sold each generating company to third party consortia.
               Effective January 1, 2000, a new tariff regime, subsequently amended, significantly lowered fixed tariff rates for the generation, transmission and distribution of electricity.
               Terna S.p.A., or “Terna,” formerly controlled by ENEL, owns and operates approximately 94 per cent of the transmission assets of Italy’s national electricity grid. As required by the Bersani Decree, ENEL reduced its ownership in Terna to 5 per cent of Terna’s share capital.
               In 2003, the EU adopted a new Directive and a Regulation to further liberalize the electricity market. The new Electricity Directive enables all consumers to freely choose their electricity supplier by 2007, irrespective of consumption levels, with all non-household consumers enjoying this right of choice from 2004. The new Electricity Directive also introduced new definitions of public service obligations and security of supply, established a regulator in all EU Member States with defined functions and required legal unbundling of network activities from generation and supply. The Regulation established common rules for cross-border trade in electricity and laid down principles on charges to be paid as a result of transit flows and access to networks as well as on congestion management. EU Member States were required to implement the new Directive by July 1, 2004. Italy implemented part of the Directive in August 2004 through the “Marzano Law.”
               The Marzano Law is aimed at reorganizing the existing energy market regulation and further liberalizing the natural gas and electricity markets. One of the purposes of the Marzano Law is to clarify the respective roles of the Italian central government, regional and local authorities, and the Electricity and Gas Authority. The Marzano Law also seeks to facilitate investment in the energy sector. To further liberalize the market, and consistent with the new Electricity Directive, the Marzano Law provides that all customers must be allowed to purchase electricity on the free market from July 1, 2007, although the law provides that the Single Buyer, a central purchaser of electricity from producers established under the Bersani Decree, will nonetheless continue to supply electricity to customers who choose not to leave the regulated market.
               The Marzano Law also authorizes the Italian government to limit the ability of companies based in other EU Member States to invest in the Italian energy sector if their home country does not provide a reciprocal ability for Italian companies to invest in that country’s energy market.
               On July 23, 2009 Italy enacted legislation (“Law no. 99/2009”), setting forth, among other things, a framework for future developments in the energy sector, including principles for streamlining procedures for the construction of energy networks and infrastructures, incentives for the use of renewable energy and a plan for the reintroduction of nuclear energy generation. This new legislation aims at reducing Italy’s dependence on foreign energy supply while at the same time reducing energy cost and pollution. Following full implementation of the new framework, each of renewable energy and nuclear energy produced in Italy is expected to meet approximately 25 per cent of domestic demand.
               In relation to the nuclear sector, Law no. 99/2009 provides that, within 6 months of its coming into force, the Government must determine the type of nuclear energy plants that may be built on the Italian territory and their proposed location. Law no. 99/2009 also established a specific authority (“Agenzia per la sicurezza nucleare”) with the duty to regulate and supervise all activities connected to the development and exploitation of nuclear energy (from the authorizations for and the constructions of nuclear facilities to the safety of such facilities and the handling and disposal of nuclear materials).
               The enactment of Law no. 99/2009 followed the execution of an inter-governmental protocol, which was signed between the Governments of Italy and France on February 24, 2009, for the joint research and exploitation of nuclear energy and the development in Italy, through ENEL and EDF, of four new plants using EPR (European Pressurized Reactor) technology. In August 2009, ENEL and EDF formed a 50-50 joint-venture company named “Sviluppo Nucleare Italia S.r.l.” with a view to carrying out the feasibility studies relating to the new plants. It is expected that Sviluppo Nucleare Italia should act as the holding company of the project companies that will build, own and manage the nuclear facilities.

               On June 13, 2005, the EU Commission launched an inquiry into the functioning of the EU’s energy markets. This inquiry responded to concerns voiced by customers and new entrants in the sector about the development of wholesale gas and electricity markets and the limited choice available to customers. The Commission adopted its final report on January 10, 2007, concluding that customers and businesses are being adversely affected by inefficient and expensive gas and electricity markets. Specifically, the EU Commission noted the existence of high levels of market concentration, vertical integration of supply, generation and infrastructure resulting in a lack of equal access to the energy resources and possible collusion among incumbent operators to share markets. In order to tackle these problems, the Commission stated that it would pursue follow-up actions in individual cases under applicable competition rules and acts to improve the regulatory framework for energy liberalization.
Construction
               In 2008, construction represented 5.4 per cent of GDP and 7.9 per cent of total employment. During 2008, as a result of the effects on the real estate market of the financial and economic crisis, construction activity decreased by 1.2 per cent. Gross fixed investment in construction, which includes investment for building renovations and by the public administration, decreased by 1.8 per cent in 2008, compared to an increase of 1.0 per cent in 2007 and 2006.
Agriculture, Fishing and Forestry
               In 2008, agriculture, fishing and forestry accounted for 2.5 per cent of GDP and 5.2 per cent of total employment. Agriculture’s share of Italian GDP has generally declined with the growth of industrial output since the 1960s. Italy’s average farm size remains less than half the European Union average. Italy is a net importer of all categories of food except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the north and in the southeast plains, olives are grown principally in central and southern Italy and grapes are grown throughout the country.
Employment and Labor
               General. Job creation has been and continues to be a key objective of the Government. As the effects of the economic crisis began to emerge, during 2008, employment growth halted. In 2008 employment, as measured by the average number of standard labor units employed during the year, decreased by approximately 0.1 per cent. A standard labor unit is the amount of work undertaken by a full-time employee over the year and is used to measure the amount of work employed to produce goods and services.
               The unemployment rate decreased every year since 1998, reaching 6.1 per cent for the year ended December 31, 2007. During 2008, the unemployment rate increased to 6.7 per cent, compared to 7.5 per cent in the euro area.
               The following table shows the change in total employment, the official participation rate and the official unemployment rate for each of the periods indicated.

Employment

	2004	2005	2006	2007	2008
	(Average over the year)
Employment in standard labor units (% change on prior year)	0.4%	0.2%	1.5%	1.0%	-0.1%
Participation rate (%)(1)	62.5	62.4	62.7	62.5	63.0
Unemployment rate (%)(2)	8.0	7.7	6.8	6.1	6.7

(1)	Participation rate of population aged 15-64.

(2)	Does not include workers paid by Cassa Integrazione Guadagni or Wage Supplementation Fund, which compensates workers who are temporarily laid off or who have had their hours cut.

Source:	Annual Report of the Bank of Italy (May 2009) for the year ended December 31, 2008.
               Employment by sector. Of the total employed workforce in 2008, approximately 67.0 per cent were employed in the service sector, 20.0 per cent were employed in industry (other than construction), 7.9 per cent worked in the construction sector, and 5.2 per cent worked in agriculture.
               The largest contribution to employment growth in Italy in recent years has come from the services sector, which increased from 63.6 per cent of the total workforce in 1997 to 67.0 per cent in 2008.
               In 2008, average employment in industry, excluding construction, decreased by 1.7 per cent. Fall in labor demand was sharpest in industry, excluding construction, because it is more sensitive to the economic cycle than other sectors and more exposed to contractions in world trade.
               This decrease follows a declining trend of employment levels in the industry sector that began in the 1980s, with employment in industry decreasing from 22.9 per cent of the total workforce in 1995 to 20.0 per cent in 2008.
               In 2008, average employment in agriculture, forestry and fishing decreased by 2.1 per cent. Average employment in agriculture, forestry and fishing has declined constantly since World War II except in 2001, 2004 and 2006. Employment in the agriculture sector declined from 7.2 per cent in 1997 to 5.2 per cent in 2008.
               Employment by geographic area and gender. Unemployment in southern Italy has been persistently higher than in northern and central Italy. The unemployment rate in central and northern Italy declined steadily from 6.6 per cent and 9.3 per cent in 1998, respectively, to 3.9 per cent and 6.1 per cent in 2008, respectively. In southern Italy unemployment decreased at a faster rate from 19.6 per cent in 1998 to 12.0 per cent in 2008.
               While unemployment for women in Italy historically has been substantially higher than for men, it has decreased at a faster rate (from 15.4 per cent in 1998 to 8.5 per cent in 2008) than for men (from 8.8 per cent in 1998 to 5.5 per cent in 2008). This is in part attributable to the substantial growth in female participation in the labor force, particularly among women aged 25-54. The proportion of economically active women increased from

45.6 per cent in 1997 to 51.6 per cent in 2008, while the participation rate of men increased from 72.4 per cent in 1997 to 74.4 per cent in 2008.
               The Government believes that a substantial “hidden economy” exists in Italy, consisting of persons who claim, for tax and other purposes, to be unemployed but actually hold a job, or who claim to hold a job but also perform other income-earning activities. The hidden economy is believed to be particularly persistent in areas of high official unemployment and among immigrant workers. According to ISTAT data, published in June 2008, in 2006 the hidden economy was estimated to represent 15.3 per cent (€227 billion) to 16.9 per cent (€250 billion) of GDP. The hidden economy includes illegal activities and unreported income from the production of legal products and services.
               Government programs and regulatory framework. The Government has adopted a number of programs aimed at correcting the imbalances in employment, particularly between southern Italy and the rest of the country, and reducing unemployment. Most recently, as part of the stimulus package to relaunch the economy, during 2008 and 2009, additional measures and incentives were adopted. See above “ — Measures to Address the 2007-2009 Financial and Economic Crisis.” Collective bargaining of industry-wide labor contracts is the principal means of determining working hour limitations.
               Through the Cassa Integrazione Guadagni (“CIG”), or Wage Supplementation Fund, the Government guarantees a portion of the wages of workers in the industrial sector who are temporarily laid off or who have had their working hours reduced. Workers laid off permanently as a consequence of restructuring or other collective redundancies are entitled to receive unemployment compensation for a period of 24 months, which is extendable for up to three years for workers nearing retirement age. The number of hours of work paid through CIG declined steadily from 299.9 million hours in 1995 to 147.2 million hours in 2000 before increasing to approximately 245 million hours in 2005. Subsequently, the number of hours paid through CIG decreased, reaching approximately 179 million in 2007, and increased again in 2008 to 223.2 million.
               Italy’s labor market historically has been slow to respond to cyclical trends, contributing to a high unemployment rate. This has been attributed to the bargaining power of labor unions and a regulatory framework that makes dismissal of workers difficult and onerous. The persistence of high unemployment has contributed to a less confrontational stance on the part of the unions, leading to significant declines in the average number of person-hours lost per year in strikes and industrial actions during the last twenty years of the twentieth century. Subsequently, after a peak of 7.0 million in 2001, the average number of person-hours lost per year declined to 3.9 million in 2006. During 2008, the average number of person-hours lost were 5.1 million, compared to 6.5 million in 2007.
Prices and Wages
               Wages. Unit labor costs historically have been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with higher productivity levels.
               Wages, as measured by gross earnings per standard labor unit increased by an average of 3.3 per cent for the entire economy in 2008 compared with an increase of 2.3 per cent in 2007 and 3.2 per cent in 2006. During 2008, the growth in the public sector, the service sector and the private sector was 4.3 per cent, 2.7 per cent and 2.9 per cent, respectively. Labor costs per standard labor unit, measured in terms of unit remuneration (i.e. the total of gross wages and social security charges) increased by 3.3 per cent in 2008, compared to 2.2 per cent in 2007. Labor costs per product unit, or “LCPU,” increased by 4.4 per cent in 2008 compared to 1.1 per cent in 2007. Labor productivity decreased by 1.1 per cent in 2008, compared to a 1.0 per cent increase in 2007.
               Prices. The European Union harmonized consumer price index reflects the change in price of a basket of goods and services taking into account all families resident in a given territory. In 2008, the inflation rate in the euro area as measured by the European Union harmonized consumer price index rose to 3.3 per cent, from 2.1 per cent registered in 2007. Since Italy’s entry into the EMU in 1999, monetary policy decisions are made for all euro zone countries by the European Central Bank. See “Monetary System — Monetary Policy.”
               Inflation in Italy, as measured by the harmonized consumer price index, increased from an average of 2.0 per cent in 2007 to 3.5 per cent in 2008. Consumer price inflation in Italy rose in the first part of 2008, driven by surges in food and energy prices. It then declined very rapidly reflecting the sudden fall in oil prices during the second half of 2008.
               The following table illustrates trends in prices and wages for the periods indicated.
Prices and Wages

	2004	2005	2006	2007	2008
		(percentages)
Cost of Living Index(1)	2.0	1.7	2.0	1.7	3.2
Harmonized Consumer Price Index (1)	2.3	2.2	2.2	2.0	3.5
Core Inflation Index(2)	2.3	2.0	1.8	1.9	2.8
Change in per capita wages	2.9	3.2	2.7	2.2	3.3
Change in unit labor costs(3)	2.3	2.5	2.1	1.1	4.4

(1)	The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.

(2)	The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.

(3)	Unit labor costs are per capita wages reduced by productivity gains.

Source:	Annual Reports of the Bank of Italy (May 2009) for the year ended December 31, 2008.

MONETARY SYSTEM
               The Italian financial system consists of banking institutions such as commercial banks, leasing companies, factoring companies and household finance companies, as well as non-bank financial intermediaries such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds.
Monetary Policy
               The Eurosystem and the European System of Central Banks. As of January 1, 1999, which marked the beginning of Stage III of the European Economic and Monetary Union, the 11 countries joining the EMU officially adopted the euro, and the Eurosystem became responsible for conducting a single monetary policy. Greece and Slovenia joined the EMU on January 1, 2001 and on January 1, 2007, respectively. Cyprus and Malta joined the EMU on January 1, 2008 and Slovakia on January 1, 2009.
               The European System of Central Banks (“ESCB”) consists of the European Central Bank (“ECB”), established on June 1, 1998, and the national central banks of the EU Member States. The Eurosystem is formed by the 16 national central banks in the euro area and the ECB. So long as there are EU Member States that have not yet adopted the euro (currently Bulgaria, the Czech Republic, Denmark, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Sweden and the United Kingdom), there will be a distinction between the 16-country Eurosystem and the 27-country ESCB. The eleven national central banks of non-participating countries do not take part in the decision-making of the single monetary policy; they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.
               The Eurosystem is principally responsible for:
•	defining and implementing the monetary policy of the euro area, including fixing rates on the main refinancing lending facility (regular liquidity-providing reverse transactions with a weekly frequency and a maturity of two weeks, executed by the national central banks on the basis of standard tenders), the marginal lending facility (overnight liquidity facility provided to members of the Eurosystem by the national central banks against eligible assets, usually with no credit limits or other restrictions on access to credit) and the deposit facility (overnight deposit facility with the national central banks available to members of the Eurosystem, usually with no deposit limits or other restrictions);

•	conducting foreign exchange operations and holding and managing the official foreign reserves of the euro area countries;

•	issuing banknotes in the euro area;

•	promoting the smooth operation of payment systems; and

•	cooperating in the supervision of credit institutions and the stability of the financial system.
               The ESCB is governed by the decision-making bodies of the ECB which are:

•	the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council;

•	the Governing Council, composed of the six members of the Executive Board and the governors of the 16 national central banks, in charge of implementing the tasks assigned to the Eurosystem and formulating the euro area’s monetary policy; and

•	the General Council, composed of the President and the Vice-President of the ECB and the governors of the 27 national central banks of the EU Member States. The General Council contributes to the advisory functions of the ECB and will remain in existence as long as there are EU Member States that have not adopted the euro.
               The ECB is independent of the national central banks and the Governments of the Member States and has its own budget, independent of that of the European Community; its capital is not funded by the European Community but has been subscribed and paid up by the national central banks of the Member States that have adopted the euro, pro-rated to the GDP and population of each such Member State. The ECB has exclusive authority for the issuance of currency within the euro area. The ECB had subscribed capital of approximately €5.8 billion and paid up capital of approximately €4.1 billion at January 1, 2009. As of the same date, the Bank of Italy had subscribed and paid up approximately €719.9 million, or 12.5 per cent of the ECB’s subscribed capital.
               The Bank of Italy. The Bank of Italy, founded in 1893, is the lender of last resort for Italian banks and banker to the Treasury. It supervises and regulates the Italian banking industry and operates services for the banking industry as a whole. It also supervises and regulates non-bank financial intermediaries. The Bank of Italy had assets at December 31, 2008 of €270.2 billion.
               The ECB’s Monetary Policy. The primary objective of the ESCB is to preserve the euro’s purchasing power and consequently to maintain price stability in the euro area. In October 1998 the Governing Council announced the ECB monetary strategy and provided a quantitative definition of price stability, which has been defined as an annual increase in the Harmonized Index of Consumer Prices for the euro area of below 2 per cent. Despite short-term volatility, price stability is to be maintained over the medium term. Moreover, in order to assess the outlook for price developments and the risks for future price stability, a two-pillar approach was adopted by the ECB.
               The first pillar assigns a prominent role to money supply, the growth rate of which is measured through a broad monetary aggregate called M3. This monetary reference aggregate consists of currency in circulation, overnight deposits, deposits with an agreed maturity up to two years, deposits redeemable at a period of notice up to three months, repurchase agreements, debt securities of up to two years, money market fund shares and money market paper. In December 1998, the Governing Council set the first quantitative reference value for M3 growth, at an annual growth rate of 4.5 per cent. This reference value was confirmed by the Governing Council in 1999, 2000, 2001 and 2002. On May 8, 2003 the Governing Council decided to stop its practice of reviewing the reference value annually, given its long-term nature.
               The second pillar consists of a broad assessment of the outlook for price developments and the risks to price stability in the euro area and is made in parallel with the analysis of M3 growth in relation to its reference value. This assessment encompasses a wide range of financial market and other economic indicators, including macroeconomic projections. Based on a thorough analysis of the information provided by the two pillars of its strategy, the Governing Council determines monetary policy aiming at price stability over the medium term.
               The ECB’s monetary and exchange rate policy is aimed at supporting general and economic policies in order to achieve the economic objectives of the EU, including sustainable growth and a high level of employment without prejudice to the objective of price stability.
               ECB Interest Rates. As a result of the global economic slowdown in 2001 and the weakness of the economy in the euro area in 2002 and the first half of 2003, the Governing Council progressively lowered interest rates by a total of 275 basis points, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 2.00 per cent, 3.00 per cent and 1.00 per cent, respectively, in June 2003. These rates remained unchanged until December 2005. The euro area experienced sustained economic growth from 2006 through the first quarter of 2008. The Governing Council of the ECB determined that given the euro area’s monetary and credit growth, upside risks to price stability over the medium term prevailed. Accordingly, the Governing Council raised interest rates on several occasions during 2006, 2007 and 2008, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 4.25 per cent, 5.25 per cent and 3.25 per cent, respectively, in July 2008. During the last quarter of 2008 and the first half of 2009, as a result of the crisis in the banking system, the recession in the global economy and diminishing inflation, the Governing Council reduced interest rates on several occasions, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 1.00 per cent, 1.75 per cent and 0.25 per cent, respectively, in May 2009.
               The following table shows the movement in the interest rate on main refinancing operations and on marginal lending and deposit facilities from February 4, 2000 to the date of this document.

		Main Refinancing Operations
			Variable rate	Marginal lending
	Deposit Facility		tenders —	facility
Effective date	% interest rate	Fixed rate tenders	minimum bid rate	% interest rate
2003
Mar 7	1.50		2.50	3.50
June 6	1.00		2.00	3.00
2005
Dec 6	1.25		2.25	3.25
2006
Mar 8	1.50		2.50	3.50
June 15	1.75		2.75	3.75
August 9	2.00		3.00	4.00
October 11	2.25		3.25	4.25
December 13	2.50		3.50	4.50
2007
March 14	2.75		3.75	4.75
June 13	3.00		4.00	5.00
2008

		Main Refinancing Operations
			Variable rate	Marginal lending
	Deposit Facility		tenders —	facility
Effective date	% interest rate	Fixed rate tenders	minimum bid rate	% interest rate
July 9	3.25		4.25	5.25
October 8	2.75			4.75
October 9	3.25			4.25
October 15	3.25	3.75		4.25
November 12	2.75	3.25		3.75
December 10	2.00	2.50		3.00
2009
January 21	1.00	2.00		3.00
March 11	0.50	1.50		2.50
April 8	0.25	1.25		2.25
May 13	0.25	1.00		1.75

Source: European Central Bank
               ECB Money Supply and Credit. The three-month moving average of twelve-month euro money supply growth, or M3, a measure that is used to evaluate the divergence from the ECB’s 4.5 per cent reference growth rate, remained under the reference rate prior to May 2001 and since then has remained above the reference rate. It grew to over 8.0 per cent in the first half of 2003. The growth of M3 through the first half of 2003 was mainly due to shifts in portfolios to more liquid assets resulting from continued uncertainty in the financial markets, international political tensions and low long-term and short-term interest rates. In addition, the high growth rate of M3 was attributable to the introduction of the euro in physical form in the countries participating in the EMU on January 1, 2002 and to the decline in the growth of total lending to the private sector, which decreased to a twelve-month growth of 4.7 per cent in 2002, compared to 6.7 per cent in 2001.
               M3 subsequently declined to 7.5 per cent through December 2003 and 6.6 per cent through December 2004. This slowdown was mainly attributable to the increased stability of the financial markets, with a resulting decrease in the proportion of liquid assets in investor portfolios and increasing investment in the equity markets and long-term debt investments. The effects of this trend were partially offset by higher investment in money market fund shares. The slowdown in M3 growth during this period was partially offset by a reduction in the spread between long and short-term interest rates, which resulted in a growth in the proportion of short-term deposits and repurchase agreements.
               M3 grew to 7.4 per cent through December 2005, principally due to higher lending to the private sector, which grew by 9.2 per cent in 2005, and lending to the corporate sector, which grew by 8.3 per cent in 2005 reflecting higher investment by companies and growing demand for loans to support corporate operations such as mergers and acquisitions.
               M3 grew to 9.8 per cent through December 2006, the highest rate since the launch of the common monetary policy. This growth was due mainly to higher lending to the private sector, which grew by 10.8 per cent in 2006, and lending to the corporate sector, which grew by 13.0 per cent during the same year. This steady growth was partially offset by a slowdown in lending to households, particularly mortgages, which increased by 8.2 per cent in 2006, compared to an increase of 11.5 per cent in 2005.

               M3 grew to 11.5 per cent during a twelve-month period through December 2007. The slowdown in lending to households, particularly mortgages (which grew by 7.1 per cent in the Euro area), was counterbalanced by the further acceleration in lending to non-financial corporations, which increased by 14.5 per cent. As a result of lower interest rates and investor preference for liquid assets, M3 grew by 5.1 per cent during a twelve-month period through March 2009.
Exchange Rate Policy
               Under the Maastricht Treaty, the ECB and ECOFIN are responsible for foreign exchange rate policy. The European Council formulates the general orientation of exchange rate policy, either on the recommendation of the Commission, following consultation with the ECB, or on the recommendation of the ECB. However, the Council’s general orientation cannot conflict with the ECB’s primary objective of maintaining price stability. The ECB has exclusive authority for effecting transactions in foreign exchange markets.
Banking Regulation
               Regulatory Framework. Italian banks fall into one of the following categories:
•	joint stock banks; or

•	co-operative banks.
               Pursuant to the principle of “home country control,” non-Italian EU banks may carry out banking activities and activities subject to “mutual recognition” in Italy within the framework set out by Directive No. 2006/48/EC and Directive No. 2006/49/EC. Under the principle of “home country control,” a non-Italian EU bank remains subject to the regulation of its home-country supervisory authorities. It may carry out in Italy those activities described in the aforesaid Directives that it is permitted to carry out in its home country, provided the Bank of Italy is informed by the entity supervising the non-Italian EU bank. Subject to certain authorization requirements, non-EU banks may also carry out banking activities in Italy.
               Deregulation and Rationalization of the Italian Banking Industry. Historically, the Italian banking industry was highly fragmented and characterized by high levels of State ownership and influence. During the 1980s, Italian banking and European Community authorities began a process of substantial deregulation. The principal components of this deregulation in Italy were the Amato Law, the Consolidated Banking Law, the Dini Directive, the Ciampi Law, certain fiscal changes and the implementation of EU Directives. The principal components of deregulation at the European level are set forth in EU Directives and provide for:
•	the free movement of capital among member countries;

•	the easing of restrictions on new branch openings;

•	the range of domestic and international services that banks are able to offer throughout the European Union; and

•	the elimination of limitations on annual lending volumes and loan maturities.
               The effect of the aforesaid deregulation, in the context of the implementation of the EU Directives, has been a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.
               The Amato Law. The Amato Law was enacted in July 1990 to strengthen the capital base of the Italian banking system by creating incentives for consolidation, and permitting greater private investment. The restructuring process under the Amato Law was intended to create larger and more efficient institutions capable of providing better services and competing more effectively in Italy and abroad. The Amato Law contains two principal provisions:
•	Banks organized as public law entities were allowed to convert into, or to transfer their assets to, one or more joint-stock companies. Banks were also permitted to be members of a holding company structure; and

•	Consolidations were encouraged through tax incentives.
               The Consolidated Banking Law. In 1993, the Consolidated Banking Law consolidated most Italian banking legislation into one statute. Provisions in the Consolidated Banking Law relate, inter alia, to the role of supervisory authorities, the definition of banking and related activities, the authorization of banking activities, the scope of banking supervision, special bankruptcy procedures for banks and the supervision of financial companies. Banking activities may be performed by banks, without any restriction as to the type of bank. Furthermore, subject to their respective bylaws and applicable regulations, banks may engage in all the business activities that are integral to banking as described in the EU Banking Directive.
               The Dini Directive. Historically, a large number of Italian banks were owned by public law banking foundations, which in turn were controlled principally by local government authorities. The Dini Directive, enacted in November 1994, provided tax incentives for Italian banking foundations either to:
•	reduce to below 50 per cent their equity participation in certain public banks originally organized as foundations through either public offerings or sales to certain specified entities including, for example, banking groups, certain financial institutions and insurance companies, or

•	cover more than 50 per cent of the foundations’ expenses from income derived from sources other than such banks.
               The Ciampi Law. The Ciampi Law, enacted on December 23, 1998, and Legislative Decree No. 153 of May 17, 1999, collectively referred to herein as the Ciampi Law, provide for, inter alia, the:
•	transformation of public law banking foundations into non-profit private institutions with the exclusive purpose of pursuing projects of social importance in the area of scientific research, education or healthcare;

•	divestiture of any remaining controlling participation in banks or financial institutions by 2006; and

•	application of the tax regime for non-profit private institutions (50 per cent reduction in income tax and regional tax on production activities (Imposta Regionale sulle Attività Produttive, or IRAP)) to those foundations that disposed of their controlling stakes in banks by May 2003.
               The Draghi Law. The Draghi Law (Legislative Decree No. 58 of February 24, 1998) became effective in July 1998 and was aimed at reorganizing laws governing investment services, securities markets and publicly traded companies. While the Draghi Law did not significantly amend Italian legislation governing the banking industry, it is generally applicable to Italian publicly traded companies. In particular, the Draghi Law introduced a comprehensive framework for the provision of investment services and collective investments (which applies to investment firms, banks and asset managers), new provisions regulating tender offers of securities, savings shares, the solicitation of proxies and the duration of shareholder agreements, with the objective of protecting minority shareholders in general.
               Directive 2004/39/EC — The Markets in Financial Instruments EU Directive (MiFID). The MiFID came into force on November 1, 2007, replacing the existing Investment Services Directive (Directive 93/22/EEC). The purpose of the MiFID is to harmonize rules governing the operation of regulated markets. The MiFID resulted in significant changes to the regulation of financial instruments and widened the range of investment services and activities that firms can offer in EU Member States other than their home state. In addition, the MiFID:
•	provides for tailored disclosure requirements, depending on the level of sophistication of investors;

•	establishes detailed standards for fair dealings and fair negotiations between investment firms and investors;

•	introduces the operation of multilateral trading facilities (“MTF”) as a new “core” investment service; and

•	extends the scope of the definition of financial instruments to include commodity derivatives, credit derivatives and swap agreements.
               The MiFID also sets out detailed requirements governing the organization of investment firms and their conduct of business.
               Further to the implementation of the MiFID in Italy, the Italian Stock Exchange Commission (“Consob”) and the Bank of Italy adopted a joint regulation coordinating their respective supervisory competences with regard to the Italian financial markets and the institutions operating in those markets.
               Supervision. Supervisory authorities, in accordance with the Consolidated Banking Law, include the Inter-Ministerial Committee for Credit and Savings (Comitato Interministeriale per il Credito e il Risparmio, or “CICR”), the Ministry of Economy and Finance and the Bank of Italy. The principal objectives of supervision are to ensure the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system.
               The CICR. The CICR is composed of the Economy and Finance Minister, who acts as chairman, and certain other economic ministers of the Italian government. The Governor of the Bank of Italy, although not a member of the CICR, attends all meetings of the CICR but does not have the right to vote at such meetings. Where provided for by the law, the CICR establishes general guidelines that the Bank of Italy must follow when adopting regulations applicable to supervised entities.
               The Ministry of Economy and Finance. The Ministry of Economy and Finance has certain powers in relation to banking and financial activities. It sets eligibility standards to be met by holders of equity interests in the share capital of a bank and the level of professional experience required of directors and executives of banks and other financial intermediaries. The Ministry of Economy and Finance may, in cases of urgency, adopt measures that are generally within the sphere of CICR’s powers and may also issue decrees that subject banks and other supervised entities to mandatory liquidation (liquidazione coatta amministrativa) or extraordinary management (amministrazione straordinaria), upon the proposal of the Bank of Italy.
               The Bank of Italy. The Bank of Italy supervises banks and certain other intermediaries through its regulatory powers (in accordance with the guidelines issued by the CICR). The Consolidated Banking Law identifies four main areas of intervention subject to the regulatory power of the Bank of Italy: capital requirements, risk management, the taking of participations, administrative and accounting organization and internal controls and public disclosure requirements. The Bank of Italy also issues regulations in other fields, such as transparency in banking and financial operations of banks and financial intermediaries. The Bank of Italy supervises banks and other supervised entities by, inter alia, authorizing the acquisition of shareholdings in banks in excess of certain thresholds and exercising off-site and on-site supervision. Certain acquisitions by non-EU entities based in jurisdictions that do not contemplate reciprocal rights by Italian banks to purchase banks based in those jurisdictions, may be denied by the President of the Council of Ministers, upon prior notice to the Bank of Italy.
               On-site visits carried out by the Bank of Italy may be either “general” or “special” (directed toward specific aspects of banking activity). Matters covered by an on-site visit include the accuracy of reported data, compliance with banking laws and regulations, organizational aspects and conformity with a bank’s own bylaws.
               The Bank of Italy requires all banks to report periodic statistical information related to all components of their non-consolidated balance sheet and consolidated accounts. Other data reviewed by the Bank of Italy include minutes of meetings of each bank’s board of directors. Banks are also required to submit any other data or documentation that the Bank of Italy may request.
               In addition to its supervisory role, the Bank of Italy — as the Italian Central Bank — performs monetary policy functions by participating in the European System of Central Banks, and acts as treasurer to the Italian Ministry of Economy and Finance. It also operates services for the banking industry as a whole, most notably the Credit Register (Centrale dei Rischi), a central information database on credit risk.

               On December 28, 2005, a new law was introduced to modify the competences and organization of the Bank of Italy. In particular, while prior to the reform the Governor was appointed for an indefinite term, in accordance with the new legal framework, the Governor of the Bank of Italy is now appointed for a 6 year term, and may be reelected only once. In addition, the new law transferred most of the competences of the Bank of Italy regarding competition in the banking sector to the Antitrust Authority, although joint clearance of the Bank of Italy and the Antitrust Authority is required in case of mergers and acquisitions.
               On January 1, 2008, the Italian Foreign Exchange Office (Ufficio Italiano Cambi or “UIC”) was abolished and its functions, resources and competences were transferred to the Bank of Italy.
               Reserve Requirements. Pursuant to ECB, ESCB and EU regulations, each Italian bank must deposit with the Bank of Italy an interest-bearing reserve expressed as a percentage of its total overnight deposits, deposits with original maturities up to two years or redeemable upon prior demand up to two years and debt securities with original maturities up to two years. A bank’s reserve requirements are deemed satisfied if, during each one-month maintenance period, the average amount of the daily balances of the reserve accounts is not lower than the reserve due (the average reserve obligation). The compulsory reserves earn an annual rate of interest determined by the average, over the monthly maintenance period, of the ESCB’s rate for its main refinancing operations. Failure to comply in full or in part with the reserve obligations may cause the ECB to apply sanctions on the noncompliant bank.
               Risk-Based Capital Requirements and Solvency Ratios. Capital adequacy requirements are mainly regulated by Directives No. 2006/48/EC and No. 2006/49/EC or, together, the Capital Requirements Directive, the Consolidated Banking Law, CICR Regulation of December 27, 2006, and by the regulations issued by the Bank of Italy on the same date (Nuove disposizioni di vigilanza prudenziale per le banche). Italian banks are generally required to have ratios of regulatory capital to risk-weighted assets specified in the relevant regulations. At least half of the required regulatory capital must consist of Tier I capital (“core capital”), and the rest may consist of Tier II capital (“supplementary capital”). Core capital includes paid-in share capital, capital reserves, retained earning reserves and a special reserve denominated “fondo per rischi bancari generali” less own shares owned by the bank, goodwill, intangible assets and losses carried forward and incurred in the fiscal year. Supplementary capital includes asset revaluation reserves, subordinated debt and other quasi-equity instruments (such as non-redeemable loans). There are also limitations on the maximum amount of supplementary capital. To calculate risk-weighted assets, the aforesaid provisions have now implemented in Italy the framework commonly known as the “Basel II Accord.”
               Loan Exposure Limitations. The purpose of the provisions of the EU Banking Directive on the monitoring and control of large exposures of credit institutions is to limit a bank’s exposure to any single borrower or group of related borrowers. In compliance with the criteria specified by the Ministry of Economy and Finance, the Bank of Italy has issued supervisory regulations on the concentration of risk that implement these provisions. These regulations require stand-alone banks or banking groups to limit their largest loans (i.e., loans exceeding 10 per cent of their regulatory capital) to any single customer or group of related customers to 25 per cent of a bank’s regulatory capital and the aggregate of large exposures to not more than 800 per cent of a bank’s regulatory capital. A more stringent limit (20 per cent of regulatory capital) applies to all persons or entities affiliated with the bank, which is defined to include (1) shareholders that, directly or indirectly, control, or own at least 15 per cent of the share capital in, the bank or the parent company of a banking group and (2) companies controlled by the bank or of which the bank owns at least 20 per cent of share capital, excluding subsidiaries which are included in the banking group or that are consolidated in accordance with the relevant criteria specified by the regulations. Banks belonging to banking groups must, on an individual basis, limit their largest loan exposures to any single customer or group or related customers to 40 per cent of the bank’s regulatory capital.
               Equity Participations by Banks. Prior approval of the Bank of Italy is required for any equity investments by a bank in other banks or financial or insurance companies: (1) exceeding 10 per cent of the consolidated regulatory capital of the acquiring bank; (2) exceeding 10 per cent or 20 per cent of the share capital of the bank or financial or insurance company being acquired; or (3) resulting in the control of the share capital of the bank or financial or insurance company being acquired. Investments by stand-alone banks or by banking groups into insurance companies exceeding in the aggregate 40 per cent of the acquiror stand-alone or consolidated regulatory capital, as the case may be, (and 60 per cent of the regulatory capital, in case of the single bank included in the banking group) are not permitted.
               The acquisition by banks and banking groups of shareholdings in non-financial companies is subject to certain limitations. Aggregate shareholdings in non-financial companies purchased by banks and banking groups must be lower than a certain pre-determined percentage of the acquiring bank’s regulatory capital. Moreover, banks and banking groups may only acquire up to a certain percentage shareholding in any single non-financial company and must diversify their investments in non-financial companies in order to avoid undue exposure to any single non-financial sector. Certain banks may be authorized to effect such investments in accordance with less stringent limitations, provided that they meet specific criteria set forth by the relevant regulations.
               Finally, prior approval of the Bank of Italy is required for any acquisition by banks of control of companies that carry out activities instrumental to banking activities, such as bank information processing activities.
               As a general limit, equity investment by banks and banking groups in all types of companies may not exceed in aggregate, together with real estate investments, 100 per cent of a bank’s “available margin,” calculated as the positive difference, if any, between the bank’s regulatory capital and the aggregate of the shareholdings and the real estate assets owned by it.
               Deposit Insurance. The Interbank Fund (Fondo Interbancario di Tutela dei Depositi) was established in 1987 by a group consisting of the principal Italian banks to protect depositors against the risk of bank insolvency and the loss of deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties.
               Participation in the Interbank Fund is compulsory for all Italian banks. The Interbank Fund intervenes when a bank is either in administrative management or mandatory liquidation. In the event of administrative management, the Interbank Fund may make payments to support the business of the bank, which may take the form of debt financing or taking an equity stake in the bank. In the case of mandatory liquidation, the Interbank Fund guarantees the refund of deposits to banking customers up to a maximum of €103.3 thousand per depositor per bank. The guarantee does not cover the following: customer deposit instruments in bearer form, deposits by financial and insurance companies and by collective investment vehicles and deposits by bank managers and executives with the bank that employs them.
               Structure of the Banking Industry. Italy had 709 banks at December 31, 2008, compared to 841 at December 31, 2000. Banks ultimately controlled by local public authorities accounted for a substantial portion of total bank assets in 2008. In 2008, joint stock banks accounted for approximately 79.0 per cent of total bank assets and for 83.5 per cent of domestic customer deposits. Cooperative banks collectively represented 13.5 per cent of total bank assets and held 13.3 per cent of such deposits. Italian branches of foreign banks accounted for 7.5 per cent of total bank assets and for 3.2 per cent of deposits.
               The ownership structure of the banking sector has undergone substantial change since 1992, reflecting significant privatizations through 1998. See “Public Finance — Privatization Program.”
               In addition, since 1999 the Italian banking sector has experienced significant consolidation. This process has accelerated in recent years, resulting in the formation of Italian banking groups of international standing, such as Intesa Sanpaolo and UniCredit. In 2005, Dutch bank ABN Amro acquired Banca Antonveneta, which was the first successful takeover of a listed Italian bank by a non-Italian bank. In 2006, French bank BNP Paribas acquired Banca Nazionale del Lavoro, the sixth largest Italian bank by deposits at the time of the acquisition. In 2007, Banca Intesa merged with Sanpaolo IMI, creating the Intesa Sanpaolo Group. In the same year, Capitalia merged into UniCredit, creating one of the largest financial services organizations in Europe. In May 2008, Monte Dei Paschi di Siena completed the acquisition of Banca Antonveneta from Banco Santander.
               The European Union single market for financial services has affected and is expected to continue to affect the Italian banking system. Between 1980 and 2008, the number of foreign banks with branches in Italy grew from 26 to 82. These foreign banks principally specialize in wholesale corporate and interbank operations as well as retail banking, and few have branch networks.
               Nevertheless, Italian banks have two competitive disadvantages relative to banks in other European Union countries. First, their operating costs are relatively high, principally as a result of high labor costs. Second, the contribution of services to net income is relatively low because Italian banks have not specialized in services to the same extent as banks in other countries. Many Italian banks are now seeking to increase their non-interest income as a proportion of total income by increasing the range of managed services offered.
               Capitalization. According to the Bank of Italy, Italian banks are adequately capitalized. The ratio of total capital to risk-adjusted assets (the risk-asset ratio) as defined by the Basel Accord of 1988 was 10.8 per cent in 2008, compared to 10.4 per cent in 2007.
               Bad Debts. Bad debts increased by 14.2 per cent in 2008 to €68,878 million after increasing 1.8 per cent in 2007. As a percentage of total loans, bad debts increased from 3.0 per cent in 2007 to 3.4 per cent in 2008.

Measures to Address the 2008 Banking Crisis
               Concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining residential real estate market in the U.S. in the second half of 2007 and the first half of 2008, resulted in a severe and sudden deterioration of the global economy and capital markets and a banking liquidity crisis in the second half of 2008. Declines in the housing market over 2008 in the U.S. and elsewhere, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government sponsored entities, as well as major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, in turn have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have refused to provide funding to even creditworthy borrowers or to other financial institutions. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated a global economic slowdown in 2008 and recession in 2009. In order to address the global financial crisis, international organizations and governments of major countries, including the Italian government, enacted legislation providing for measures aimed at stabilizing the banking system and potentially rescuing companies operating in certain other industries.
               For instance, on several occasions during the last quarter of 2008 and the first half of 2009, the Government Council of the ECB cut interest rates on main refining operations and on marginal lending and deposit facilities (see above “—Monetary Policy—ECB Interest Rates”).
               On October 12, 2008, the Heads of State and Government of the euro zone countries, the President of the European Commission, the Eurogroup President and the President of the European Central Bank met in Paris to adopt a concerted action plan of the euro zone countries to face the financial crisis. In particular, the participants to the summit agreed to (i) ensure appropriate liquidity conditions for financial institutions; (ii) facilitate the funding of banks; (iii) provide financial institutions with additional capital resources so as to continue to ensure the proper financing of the economy; (iv) allow for an efficient recapitalization of distressed banks; and (v) ensure sufficient flexibility in the implementation of accounting rules given the exceptional market circumstances.
               In October 2008, in keeping with the resolutions of the summit in Paris, the Italian Government enacted legislation to stabilize the banking system and protect private savings, contemplating, among other things, the following:
•	subject to prior approval of the Bank of Italy, the Ministry of Economy and Finance may support the recapitalization of Italian banks by subscribing and guaranteeing share capital increases, provided that the relevant banks have in place a program to stabilize their financial condition with a minimal duration of at least 36 months;

•	the Ministry of Economy and Finance may provide a state guarantee on funds granted by the Bank of Italy to banks, including Italian banks and Italian branches of foreign banks, which require emergency liquidity;

•	in addition to the existing domestic bank deposit guarantee scheme, which is capped at Euro 103,000 for each deposit, the Ministry of Economy and Finance may guarantee in full all Italian bank deposits for a period of 36 months;

•	subject to prior approval of the Bank of Italy and only until December 31, 2009, the Ministry of Economy and Finance may provide state guarantees, at market price conditions, on Italian banks’ medium term liabilities (up to five years), as long as they relate to financing transactions occurred before the entry into force of such law decree;

•	subject to prior approval of the Bank of Italy and only until December 31, 2009, the Ministry of Economy and Finance may enter into swap agreements in order to exchange financial instruments issued or possessed by Italian banks for government-issued securities; and

•	subject to prior approval of the Bank of Italy and only until December 31, 2009, the Ministry of Economy and Finance may provide a state guarantee, at market price conditions, in favor of Italian entities which obtained securities on a temporary basis in order to conduct refinancing transactions within the Eurosystem.
               See also “The Italian Economy — Measures to Address the 2007-2009 Financial and Economic Crisis.”
Credit Allocation
               The Italian credit system has changed substantially during the past decade. Banking institutions have faced increased competition from other forms of intermediation, principally securities markets.
               During 2008, growth in lending activity slowed down to 5.8 per cent, from 11.0 per cent in 2007. The significant slowdown was mainly attributable to a contraction of the demand for new financings by families and enterprises, coupled with the tightening by banks of their lending requirements as a result of the banking crisis of 2008 and the global economic downturn.
Exchange Controls
               Following the complete liberalization of capital movements in the European Union in 1990, all exchange controls in Italy were abolished. Residents and non-residents of Italy may make any investments, divestments and other transactions that entail a transfer of assets to or from Italy, subject only to limited reporting, record-keeping and disclosure requirements referred to below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.
               Italian legislation contains certain requirements regarding the reporting and record-keeping of movements of capital and the declaration in annual tax returns of investments or financial assets held or transferred abroad. Breach of certain requirements may result in the imposition of administrative fines or criminal penalties.

THE EXTERNAL SECTOR OF THE ECONOMY
Foreign Trade
               Italy is fully integrated into the European and world economies, with both imports and exports in 2008 equal to 28.2 per cent of real GDP. Following the trade surplus recorded in 2003, Italy recorded an increasing trade deficit in each of subsequent years through 2006 due to higher increases in imports than exports. In particular, Italy’s merchandise exports have suffered from competition with Asian products, reflecting higher prices of Italian products, the improving quality of non-Italian products and the increased commercial presence and improved services offered by non-Italian companies in EU countries. Moreover, Italy’s specialization in more traditional merchandise is unable to meet the increased demand for high-technology products characterizing the expansion of world trade. Italy’s trade balance decreased from a deficit of €8.6 billion, or 0.6 per cent of GDP, in 2007 to a deficit of €11.7 billion, or 0.8 per cent of GDP, in 2008. This deficit increase was mainly attributable to the significant slowdown of exports, which decreased by 3.7 per cent, as a result of the significant slowdown in international trade resulting from the global economic crisis of 2008.
               The following table illustrates Italy’s exports and imports for the periods indicated. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as “free on board” or “fob.” Import amounts include all costs, insurance and freight, frequently referred to as “charged in full” or “cif.”
Foreign Trade

	2004	2005	2006	2007	2008
	(euro in millions)
Exports (fob)
Agriculture, forestry and fishing	3,805	4,130	4,408	4,984	5,272
Extractive industries	776	1,003	1,090	1,324	1,734
Manufactured products	273,846	288,253	319,771	350,946	354,080
Food, beverage and tobacco products	15,689	16,497	17,876	19,212	20,899
Textiles, leather products and clothing	39,053	38,857	41,323	42,921	41,574
Wood and wood products	1,381	1,364	1,506	1,684	1,559
Paper, printing and publishing	6,203	6,399	6,696	7,056	7,141
Refined oil products	6,282	9,772	11,283	13,160	15,328
Chemical and pharmaceutical products	27,442	30,278	32,708	34,385	34,398
Rubber and plastic products	10,698	11,207	12,167	13,163	12,809
Non-metallic minerals and mineral products	9,042	8,874	9,543	9,933	9,501
Metals and metal products	27,387	30,195	37,888	43,697	44,726
Mechanic products and machinery	57,801	59,690	66,963	75,639	77,513
Electric and precision machinery	25,872	27,571	29,942	31,602	30,942
Transport equipment	31,734	32,433	35,579	41,144	41,155
Other manufactured products	15,262	15,118	16,297	17,352	16,535
Energy, gas and water production	58	63	155	113	344
Other	5,929	6,475	6,588	7,377	8,448

Total exports	284,412	299,923	332,013	364,744	369,879

Imports (cif)
Agriculture, forestry and fishing	9,272	9,321	9,946	10,389	10,732
Extractive industries	31,611	43,693	55,071	54,265	68,662
Manufactured products	235,869	247,228	277,546	299,819	292,348
Food, beverage and tobacco products	19,594	20,569	22,234	23,598	24,306
Textiles, leather products and clothing	20,683	21,849	24,869	25,700	24,962

	2004	2005	2006	2007	2008
	(euro in millions)
Wood and wood products	3,507	3,578	4,074	4,374	3,719
Paper, printing and publishing	6,375	6,664	7,036	7,570	7,324
Refined oil products	4,747	5,593	6,875	6,955	8,405
Chemical and pharmaceutical products	38,664	41,142	45,138	48,153	47,369
Rubber and plastic products	6,022	6,353	6,994	7,597	7,382
Non-metallic minerals and mineral products	3,033	3,182	3,407	3,730	3,635
Metals and metal products	29,706	31,938	43,492	50,039	47,748
Mechanic products and machinery	21,180	21,690	23,703	27,390	27,144
Electric and precision machinery	37,397	38,389	40,594	40,711	39,891
Transport equipment	40,303	41,149	43,396	47,539	44,160
Other manufactured products	4,658	5,133	5,734	6,464	6,303
Energy, gas and water production	1,797	2,175	2,178	2,170	2,251
Other	7,084	6,875	7,723	6,697	7,613

Total imports	285,633	309,292	352,465	373,340	381,606

Trade balance	(1,221)	(9,369)	(20,452)	(8,596)	(11,727)

Source: Annual Report of the Bank of Italy (May 2009) for the year ended December 31, 2008.
               The Italian economy relies heavily on foreign sources for energy and other natural resources, and Italy is a net importer of chemical and pharmaceutical products, agricultural and food industry products, paper, printing and publishing products, wood and wood products, metals and metal products, electric and precision machinery and transport equipment.
               Of all the major European countries, Italy is one of the most heavily dependent on import of energy, importing 85.0 per cent of its energy requirements in 2008 and 85.3 per cent in 2007. This slight decrease was mainly due a decrease in the imports of oil, the effects of which were partially offset by an increase in the imports of natural gas. Italy’s trade balance remains vulnerable to fluctuations in oil prices, given the high proportion of energy imports.
               According to the Bank of Italy, during 2008 Italy’s share of the world economy decreased at current prices by 0.2 percentage points to 3.4 per cent, as a result of Italy’s declining export capacity, which was exacerbated by the global economic crisis.
               During 2008, the slight increase in exports at nominal values was driven by the increase of average value per unit exported, offset in part by a decrease of volumes. The increase was driven by exports of refined petroleum products, mechanical machinery and equipment and metals and metal products.
               In 2008, the decrease in the volume of exports was principally attributable to a decrease in exports to EU countries, particularly the United Kingdom, Spain, France and Germany. During the same period, the volume of exports to EMU Member States, the United States and China decreased by 7.1 per cent, 10.6 per cent and 6.2 per cent, respectively, while the volume of exports to Russia increased by 3.7 per cent.
               During 2008, imports decreased by 4.5 per cent at constant prices, driven by decreases of imports of goods, especially transport equipment, metals and metal products. At nominal values Italy’s imports increased slightly driven by significant increases in imports of minerals and gas. The overall decrease in import volumes recorded in 2008 was offset in part by an increase in volumes of imports by 2.0 per cent and 2.7 per cent, respectively, from China, which became Italy’s principal non-EU supplier since 2004, and the Unites States.
Geographic Distribution of Trade
               As a member of the European Union, Italy enjoys free access to the markets of the other EU Member States and applies the external tariff common to all EU countries. During the past several years, the EU countries have made significant progress in reducing non-tariff barriers, such as technical standards and other administrative barriers, to trade amongst themselves, and Italy has incorporated into national law most of the EU directives on trade and other matters. With the accession of ten new members in 2004, and two new members in 2007, the EU has come to encompass many of Italy’s most important central and eastern European trading partners. The following tables show the distribution of Italy’s trade for the periods indicated.
Distribution of Trade (cif-fob) — Exports

	2004	2005	2006	2007	2008
	(euro in millions)
Exports (fob)
Total EU (27 members)	175,947	183,661	203,069	222,173	213,918
of which
EMU (15 members)	132,751	138,590	152,699	166,037	159,199
of which
Austria	6,988	7,422	8,251	8,845	8,567
Belgium	7,117	8,060	9,558	10,751	9,854
France	35,230	36,845	39,121	41,991	40,957
Germany	38,761	39,493	43,936	47,254	46,645
Netherlands	6,701	7,274	7,986	8,658	8,560
Spain	20,727	22,466	24,471	27,369	23,898
Poland	5,151	5,637	7,132	8,943	9,589
United Kingdom	20,153	19,703	20,171	21,241	19,234
China	4,448	4,603	5,686	6,290	6,444
Japan	4,333	4,537	4,483	4,312	4,258
OPEC countries	11,028	12,126	14,273	17,694	21,353
Russia	4,963	6,075	7,625	9,560	10,470
Switzerland	11,767	11,648	12,623	13,297	14,483
Turkey	5,687	6,167	6,760	7,192	7,496
United States	22,368	23,960	24,541	24,254	23,038
Other	43,872	47,146	52,953	59,972	64,346

Total	284,413	299,923	332,013	364,744	365,806

Source: ISTAT.
Distribution of Trade (cif-fob) — Imports

	2004	2005	2006	2007	2008
		(euro in millions)
Imports (cif)
Total EU (27 members)	177,575	183,847	202,859	215,453	203,976
of which
EMU (15 members)	144,796	148,816	163,700	173,231	163,148
of which
Austria	7,803	7,790	9,232	9,376	8,552

	2004	2005	2006	2007	2008
		(euro in millions)
Belgium	12,738	13,800	14,863	15,998	14,354
France	31,278	30,849	32,739	34,048	32,307
Germany	51,319	53,646	59,104	63,721	60,351
Netherlands	16,862	17,483	19,729	20,596	20,208
Spain	13,317	13,158	15,010	16,201	14,791
Poland	3,565	4,160	5,600	6,411	6,784
United Kingdom	12,294	12,477	12,633	12,526	11,368
China	11,828	14,135	17,911	21,689	23,600
Japan	5,520	4,977	5,441	5,347	5,022
OPEC countries	19,339	27,291	33,943	34,089	42,617
Russia	9,716	11,704	13,592	14,609	16,085
Switzerland	9,337	9,271	10,330	11,063	11,262
Turkey	3,971	4,364	5,410	5,340	5,585
United States	9,991	10,719	10,710	10,907	11,798
Other	38,357	42,984	52,269	54,843	57,339

Total	285,634	309,292	352,465	373,340	377,284

Source: ISTAT.
               As in the previous year, during 2008 over half of Italian trade was with other European Union members, with approximately 58.5 per cent of Italian exports and 54.1 per cent of imports attributable to trade with European Union partners. However, Italian exports to non-EU countries have grown faster than exports to EU countries and imports from non-EU countries have grown faster than imports from EU countries. Germany remains Italy’s single most important trading partner and in 2008 supplied 16.0 per cent of Italian imports and purchased 12.8 per cent of Italian exports.
               During the 2006-2008 period, Italy recorded a positive trade balance with the rest of the EU area (including its current 27 members). In 2008, Italy’s trade surplus with EU countries was €9.9 billion, compared to €6.7 billion in 2007. This result was due to a significant decrease in imports from other EU members, the effects of which were only partially offset by a decrease in exports to those countries. In particular, during 2008 Italy recorded a significant decrease in imports from Germany, France, Belgium, Spain and the United Kingdom. During the 2004-2008 period, Italy’s trade deficit with the rest of the EMU has steadily decreased. In 2008, the decrease was driven by the significant decrease in imports from the other EMU members.
               During 2008, Italy’s trade deficit with non-EU countries increased from €15.3 billion in 2007 to €21.4 billion in 2008. This result was driven by a significant increase in the deficit with oil producers such as the OPEC countries and China (from €16.4 billion and €15.4 billion, respectively, in 2007 to €21.3 billion and €17.2 billion, respectively, in 2008, respectively) and the decrease in trade surplus with the United States (from €13.4 billion in 2007 to €11.2 billion in 2008). The steep rise in oil prices in the early part of 2008 caused the deficit with OPEC countries to widen, despite the continued rapid growth in exports to these countries, whose demand is driven up by their oil revenues. Italy’s trade surplus with the United States continued to contract as a result of increasing Italian imports, fostered by the depreciation of the dollar in the early part of the year, and decreasing exports by Italy to the U.S., especially traditional Italian products and electrical machinery, attributable to the fall in US demand and exchange rate movements. The increase in Italy’s trade deficit with China was mainly due to a growth in goods purchased from China, the effects of which were only partially offset by an increase of exports to China.

Balance of Payments
               The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period. Transactions are divided into three broad groups: current account, capital account and financial account. The current account is made up of: (1) trade in goods (visible trade) and (2) invisible trade, which consists of trade in services, income from profits and interest earned on overseas assets, net of those paid abroad, and net capital transfers to international institutions, principally the European Union. The capital account primarily comprises net capital transfers from international institutions, principally the European Union. The financial account is made up of items such as the inward and outward flow of money for direct investment, investment in debt and equity portfolios, international grants and loans and changes in the official reserves.
               The following table illustrates the balance of payments of Italy for the periods indicated.
Balance of Payments

	2004	2005	2006	2007	2008
	(euro in millions)
Current Account	(13,077)	(23,647)	(38,346)	(37,712)	(53,597)
Goods	8,854	538	(10,203)	3,204	(743)
Exports	283,347	299,401	332,760	365,559	370,607
Imports	274,493	298,863	342,963	362,355	371,350
Services	1,179	(541)	(1,272)	(7,115)	(7,350)
Exports	68,204	71,897	78,736	81,772	81,447
Imports	67,025	72,438	80,008	88,887	88,797
Income	(14,817)	(13,624)	(13,573)	(19,586)	(29,477)
Inflows	42,748	49,516	57,477	64,086	68,175
Outflows	57,564	63,140	71,050	83,672	97,652
Transfers	(8,293)	(10,020)	(13,298)	(14,214)	(16,027)
EU Institutions	(6,537)	(8,166)	(8,144)	(8,434)	(10,277)
Capital Account	1,700	1,347	1,826	2,258	825
Intangible assets	(38)	69	(100)	(69)	(13)
Transfers	1,738	1,278	1,926	2,326	838
EU Institutions	2,814	3,746	3,784	3,262	2,219
Financial Account	9,025	20,898	25,404	26,212	49,553
Direct investment	(1,970)	(17,568)	(2,254)	(36,953)	(18,305)
Abroad	(15,512)	(33,628)	(33,532)	(66,326)	(29,928)
In Italy	13,542	16,060	31,278	29,373	11,623
Portfolio investment	26,449	43,389	44,342	18,106	118,462
Assets	(21,064)	(87,036)	(50,130)	(656)	76,662
Liabilities	47,513	130,425	94,472	18,762	41,800
Financial Derivatives	1,834	2,323	(416)	385	6,788
Other investment	(19,550)	(8,055)	(16,711)	46,198	(51,816)
Change in official reserves	2,262	809	443	(1,524)	(5,576)
Errors and omissions	2,352	1,402	11,116	9,242	3,219

Source:	Annual Report of the Bank of Italy (May 2009) for the year ended December 31, 2008.
Current Account
               Italy had a current account surplus in each year from 1992 to 1999. Following decreases in the current account surplus from 1997 to 1999, Italy has registered a current account deficit since 2000, which has increased steadily. The deterioration of Italy’s current account in 2008 is mainly attributable to an income deficit of €29.5 billion, compared to a deficit of €19.6 billion recorded in 2007, the negative trend of Italy’s visible trade, which recorded a deficit of €0.7 billion in 2008 compared to a surplus of €3.2 billion in 2007, and the increase in the current transfers deficit from €14.2 billion in 2007 to €16.0 billion in 2008.
               Visible Trade. Italy’s visible trade surplus (on a fob-fob basis) has declined since 2004 and Italy recorded a visible trade deficit in 2006 and 2008. In 2008, Italy’s visible trade balance registered a deficit of €0.7 billion, compared to a surplus of €3.2 billion in 2007. This was mainly due to the significant increase in the price of energy products. In particular, oil prices reached their highest-ever level in nominal terms in July 2008. The worsening of the visible trade balance was due to the doubling of the merchandise trade deficit with non-EU countries, which include the main suppliers of energy products; by contrast, the surplus with EU countries continued to grow, as a result of a larger fall in imports than in exports. The growth in Italy’s deficit with the non-EU countries was almost entirely due to its trade with the OPEC countries, the United States and China. See also above “ — Geographic Distribution of Trade.”
               Invisible Trade. Italy’s invisible trade has deteriorated steadily since 2004, the last year Italy recorded a surplus. In 2008, Italy recorded invisible trade deficit of €7.4 billion, compared to €7.1 billion in 2007. This result was mainly attributable to the increase in the deficit on construction (from €0.2 billion in 2007 to €1.1 billion in 2008) and the decrease in surplus on foreign travel (from €11.2 billion in 2007 to €10.2 billion in 2008). The reduction of the surplus on foreign travel was due to an increase in the expenditure abroad of Italian travelers in connection with stagnant tourism revenue in Italy. The negative contributions of foreign travel and construction were only partially offset by improvements in the balances for insurance and financial services and communication services. Additionally, the deficit on technical and professional services and transport slightly increased.
               Income. Italy’s income deficit increased by €9.9 billion to €29.5 billion in 2008, from €19.6 billion in 2007. The increase was primarily due to the growth from €19.5 billion to €29.1 billion in the deficit on investment income. This includes portfolio investment, direct investment and other investment. The increase in investment income deficit was driven by the increase from €11.5 billion in 2007 to €20.6 billion in 2008 in portfolio investment outflows. Net income from direct investment increased from €2.6 billion in 2007 to €3.3 billion in 2008.
               Current Transfers. Italy’s deficit on current account transfers increased to €16.0 billion in 2008 from €14.2 billion in 2007, mainly reflecting an increase in deficit on public transfers, from €7.4 billion in 2007 to €9.0 billion in 2008 (partially due to the increase in deficit recorded with EU Institutions, from €8.4 billion in 2007 to €10.3 billion in 2008). The deficit on private transfers also increased mainly due to the increase in deficit on workers’ remittances, which continued to expand, but at a slower pace than the average for the five previous years, rising from €5.8 billion in 2007 to €6.2 billion in 2008 as a result of the increase in the number of foreign workers in Italy.
Capital Account
               The decrease in Italy’s capital account, which accounts for transactions in intangible assets, recorded in 2008 was mainly due to the decrease in current transfers surplus from €2.3 billion in 2007 to €0.8 billion in 2008.

Financial Account and the Net External Position
               In 2008, the financial account surplus increased to €49.6 billion, from €26.2 billion in 2007, mainly as a result of a substantial increase in portfolio investment surplus, from €18.1 billion recorded in 2007 to €118.5 billion in 2008 and a reduction of direct investment deficit from €37.0 billion recorded in 2007 to €18.3 billion in 2008, the effects of which were partially offset by a deficit of €51.8 billion in other investments recorded in 2008, from a €46.2 billion surplus recorded in 2007. Italy’s year-end net external debt position further deteriorated from a €81.2 billion deficit, or 5.3 per cent of GDP, in 2007 to a deficit of €196.2 billion, or 12.5 per cent of GDP, in 2008.
               The net inflow in the financial account, which amounted to €49.6 billion, resulted from an increase in external indebtedness to finance Italy’s current account and capital account deficit. In addition, the significant increase was also driven by the €69.7 billion negative price adjustment caused by the fall in the prices of securities.
               Direct Investment. During 2008, net direct investment outflows decreased to €18.3 billion from €37.0 billion in 2007. This result was due to a significant decrease of investment abroad by Italian residents, from €66.3 billion in 2007 to €29.9 billion in 2008, the effects of which were only partially offset by the decrease of foreign investment in Italy, from €29.4 billion in 2007 to €11.6 billion in 2008. In 2008, world flows of direct investment were significantly affected by the financial crisis, owing both to the deterioration in the economic outlook and to firms’ reduced self-financing capability and access to credit.
               Italian direct investment abroad in 2008 was slightly less than in 2005 and 2006. The large decrease compared to 2007 was influenced by two large transactions carried out in that year (ENEL’s acquisition of Endesa and a reorganization of equity holdings within the UniCredit Banking Group). In the non-banking sectors, direct investment in mechanical machinery and transport equipment decreased by 57 per cent in 2008.
               In 2008, the contraction of foreign direct investment in Italy, net of divestment, was mainly due to a single £9 billion divestment by a foreign group: the transfer of the ownership of Banca Antonveneta from Banco Santander to Monte dei Paschi di Siena. The non-banking sectors were dominated by a conservative approach by foreign investors, with a widespread contraction in both investment and divestment transactions. One of the most penalized sectors was mechanical engineering, which includes transport equipment, one of the branches of manufacturing hardest hit by the crisis. By contrast, there was an increase in investment in the energy sector, characterized by a phase of intense technological innovation.
               The following table shows total direct investment abroad by Italian entities and total direct investment in Italy by foreign entities for the periods indicated.
Direct Investment by Country(1)

	2004	2005	2006	2007	2008
	(euro in millions)
Direct investment abroad
Netherlands	47,198	55,124	68,175	80,221	87,172
Luxembourg	19,667	21,306	17,178	17,848	18,313
United States	14,063	16,616	19,824	18,741	22,449
United Kingdom	18,022	19,157	18,859	17,817	14,428
France	18,161	20,215	22,447	24,084	24,163
Switzerland	7,877	8,476	8,661	8,769	9,580

	2004	2005	2006	2007	2008
	(euro in millions)
Germany	11,756	12,709	13,758	15,131	15,018
Spain	8,118	8,357	9,374	36,334	35,777
Brazil	2,950	4,180	4,285	4,852	3,973
Belgium	3,960	4,188	4,747	5,057	7,872
Argentina	1,625	1,873	1,752	1,570	1,531
Sweden	646	756	825	785	638
Other	28,287	33,696	42,324	47,126	49,993

Total	182,330	206,653	232,209	278,335	290,907

Direct investment in Italy
Netherlands	29,101	33,947	41,217	49,457	57,578
Luxembourg	16,663	20,364	21,185	21,799	24,527
United States	16,740	18,169	19,602	20,204	18,390
United Kingdom	19,854	21,543	23,120	24,304	25,047
France	18,358	21,715	28,114	30,196	32,005
Switzerland	16,317	17,038	17,796	17,942	18,008
Germany	10,677	12,967	8,549	7,485	7,124
Spain	1,448	4,083	8,929	12,304	12,786
Brazil	96	156	243	255	409
Belgium	2,488	1,679	1,786	4,935	4,807
Argentina	192	209	219	225	227
Sweden	2,493	2,570	2,682	2,781	2,841
Other	15,056	16,077	18,117	22,416	25,435

Total	149,483	170,517	191,559	214,303	229,184

(1)	Does not include real estate investment, investments made by Italian banks abroad and investments made by foreign entities in Italian banks.

Source:	Annual Reports of the Bank of Italy.
               Portfolio Investment and Financial Derivatives. Portfolio investment increased to a net surplus of €118.5 billion in 2008 from €18.1 billion in 2007. This increase was driven by the global financial crisis, which resulted in a €90.0 billion reduction in the value of non-Italian equity securities held by Italian investors in 2008, compared to an €11.0 billion reduction in 2007, and an increase of non-residents’ investment in Italian debt securities (predominantly government securities), from €30.1 billion in 2007 to €61.4 billion in 2008. During 2008, Italy recorded a €6.8 billion net inflow in investments in financial derivatives, compared to €0.4 billion recorded in 2007.
               Other Investment and Official Reserves. In 2008, Italy recorded a €51.8 billion deficit on “other investment,” compared to a €46.2 billion surplus in 2007. The large increase in net outflow was primarily attributable to the banking sector. Italian banks, which had made net borrowings abroad in the three previous years, reduced both their foreign funds and, to a lesser extent, their foreign lending, recording a net outflow of €18.5 billion (as against a net inflow of €83 billion in 2007). During 2008, official reserves increased by €5.6 billion. The year-end stock rose from €64.1 billion to €75.6 billion. This increase was driven by the €4.2 billion revaluation gain on gold reserves, from €44.8 billion in 2007 to €49.0 billion in 2008.
               Errors and Omissions. The amount recorded in the residual “Errors and Omissions” account is a common area of concern for all leading countries in the European Union. The Government believes that this account is largely the result of exporters not reporting payments by non-residents to accounts abroad. Errors and omissions amounted to a positive €3.2 billion in 2008, compared to a positive €9.2 billion in 2007.

Reserves and Exchange Rates
               On January 1, 1999, eleven European countries, including Italy, adopted the euro as their new national currency. At that time, the conversion rate between the lira and the euro was irrevocably fixed at Lit. 1,936.27 per euro. Prior to 1999, the exchange rate of the lira against other euro constituent currencies was subject to market fluctuation. The euro was introduced as a physical currency on January 1, 2002. On February 28, 2002, the lira ceased to be legal tender in Italy and was withdrawn from the financial system.
               The following table sets forth, for the periods indicated, certain information regarding the US Dollar/Euro reference rate, as reported by the European Central Bank, expressed in U.S. dollar per euro.
US Dollar/Euro Exchange Rate

		Yearly Average
Period	Period End	Rate(1)	High	Low
	(U.S.$ per €1.00)
1999	1.0046	1.0588	1.1789	1.0015
2000	0.9305	0.9194	1.0388	0.8252
2001	0.8813	0.8917	0.9545	0.8384
2002	1.0487	0.9511	1.0487	0.8578
2003	1.2630	1.1418	1.2630	1.0377
2004	1.3621	1.2462	1.3633	1.1802
2005	1.1797	1.2490	1.3507	1.1667
2006	1.317	1.2630	1.3331	1.1826
2007	1.4721	1.3797	1.4874	1.2893
2008	1.3917	1.4726	1.599	1.246

(1)	Average of the reference rates for the last business day of each month in the period.

Source:	European Central Bank.
               The following table sets forth information relating to euro exchange rates for certain other major currencies for the periods indicated.
Euro Exchange Rates

	Yearly Average Rate(1) per €1.00
	2004	2005	2006	2007	2008
Japanese Yen	133.91	136.89	146.81	162.11	151.53
British Pound	0.6793	0.6830	0.6819	0.6873	0.8026
Swiss Franc	1.5436	1.5478	1.5768	1.6459	1.5786
Norwegian Kroner	8.3666	8.0063	8.0420	8.0075	8.2858
Czech Koruna	31.894	29.795	28.266	27.733	25.039

(1)	Average of the reference rates for the last business day of each month in the period.

Source:	European Central Bank.
               In 2008, official reserves increased to €75.6 billion from €64.1 billion in 2007. As at the end of 2008, the contribution of the Bank of Italy to the reserves of the European Central Bank was stable at €7.2 billion, compared to the end of 2007.
               The following table illustrates the official reserves of Italy as at the end of each of the periods indicated.

Official Reserves

	2004	2005	2006	2007	2008
	(euro in billions)
Gold	25.4	34.3	38.1	44.8	49.0
Special Drawing Rights	0.1	0.2	0.2	0.2	0.2
Total position with IMF	2.7	1.5	0.7	0.5	1.1
Net foreign exchange	17.6	19.9	18.5	18.6	25.4

Total reserves	45.8	55.9	57.5	64.1	75.6

Source:	Annual Reports of the Bank of Italy.

PUBLIC FINANCE
The Budget Process
               The Government’s fiscal year is the calendar year. The budget process begins in March of each year, when the General Accounting Office (Ragioneria Generale dello Stato), a department of the Ministry of Economy and Finance, sends a directive to each Ministry and Government agency to prepare a detailed budget for the next fiscal year and a summary forecast budget for the next three years. Other public sector entities also report to the Ministry of Economy and Finance in March on their cash resources and needs for the following fiscal year.
               In June or July of each year, the Ministry of Economy and Finance presents to Parliament a planning document called the Documento di Programmazione Economica e Finanziaria (Economic and Financial Program Document, or “Program Document”). The Program Document sets forth Government programs, reforms and public finance targets for the next four to five years. It describes the macroeconomic framework of the current year and sets forth two sets of forecast general government revenues and expenditures. The first forecast assumes no change from current policy and the second assumes the adoption of the programs contemplated by the Program Document. The Program Document is usually approved by Parliament by mid-August of each year.
               By September 30 of each year the Ministry of Economy and Finance presents to Parliament its revisions, if any, to the Program Document, and the Relazione Previsionale e Programmatica (Forecast and Planning Report, or “RPP”), a document that shows programs, reforms and public finance targets for the next calendar year.
               In the fourth quarter of each year, the Government presents to Parliament its final budgetary package, which consists of the Legge di Bilancio (the “Budget Law”) and the Legge Finanziaria (the “Annual Financial Law”). The Budget Law formally authorizes general government revenues and expenditures for the upcoming calendar year. General government entities may not make payments unless they are provided for in the Budget Law. The Annual Financial Law sets forth the financial framework for the upcoming calendar year within the parameters set by the Program Document. It allocates financial resources to general government entities and amends laws in order to reflect these allocations.
               The Ministry of Economy and Finance and, in particular, the General Accounting Office, is responsible for the management of Government expenditures. The Ministry of Economy and Finance submits to the Government and to Parliament a quarterly cash-flow report (Relazione Trimestrale di Cassa) that indicates year-to-date revenues and expenditures and divergence from the budget. If this divergence is significant, the Government may submit a supplemental budget to Parliament that, if approved, amends the Annual Financial Law for the then-current fiscal year.
European Economic and Monetary Union
               Under the terms of the Maastricht Treaty, Member States participating in the EMU, or Participating States, are required to avoid excessive government deficits. In particular, they are required to maintain:

•	a budget deficit, or net borrowing, that does not exceed three per cent of GDP, unless the excess is exceptional and temporary and the actual deficit remains close to the three per cent ceiling. The Commission and the Council may consider an excess budget deficit resulting from a severe economic downturn to be exceptional if the excess results from a decrease in annual GDP or from an accumulated loss of output during a protracted period of very low annual GDP growth relative to its potential, taking into account all relevant factors including cyclical conditions, social and investment policies, fiscal consolidation efforts in “good times,” debt sustainability, public investment, the overall quality of public finances and the implementation of structural pension reforms (and their cost); and

•	a gross accumulated public debt that does not exceed 60 per cent of GDP or is declining at a satisfactory pace toward this reference value.
               Although Italy’s public debt exceeded 60 per cent of GDP in 1998, Italy was included in the first group of countries to join the EMU on January 1, 1999 on the basis that public debt was declining at a satisfactory pace toward the 60 per cent reference value.
               In order to ensure the ongoing convergence of the economies participating in the EMU, to consolidate the single market and maintain price stability, effective on July 1, 1998, the Participating States agreed to a Stability and Growth Pact (“SGP”). The SGP is an agreement among the Participating States aimed at clarifying the Maastricht Treaty’s provisions for an excessive deficit procedure and strengthening the surveillance and co-ordination of economic policies. The SGP also calls on Participating States to target budgetary positions aimed at a balance or surplus in order to adjust for potential adverse fluctuations, while keeping the overall budget deficit below a reference value of 3 per cent of GDP.
               Under SGP regulations, Participating States are required to submit a stability and growth program (each such program a “Stability and Growth Program”), and non-participating Member States are required to submit revised convergence updates every year. These programs, which cover a three to four-year period, are required to set forth:
•	projections for a medium-term budgetary objective (a country-specific target which, for Participating States having adopted the euro, must fall within one per cent of GDP and balance or surplus, net of one-off and temporary measures), and the adjustment path towards this objective;

•	the main assumptions about expected economic developments and the variables (and related assumptions) that are relevant to the realization of the stability program such as government investment expenditure, real GDP growth, employment and inflation;

•	the budgetary strategy and other economic policy measures to achieve the medium-term budgetary objective comprising detailed cost-benefit analysis of major structural reforms having direct cost-saving effects;

•	an analysis of how changes in the main economic assumptions would affect the budgetary and debt position; and

•	if applicable, the reasons for a deviation from the adjustment path towards the budgetary objective.

               Based on assessments by the EU Commission and the Economic and Financial Committee, the Council of the EU delivers an opinion on whether:
•	the economic assumptions on which the program is based are plausible;

•	the adjustment path toward the budgetary objective is appropriate; and

•	the measures being taken and/or proposed are sufficient to achieve the medium-term budgetary objective.
               The Council of the EU can issue recommendations to the Participating State to take the necessary adjustment measures to reduce an excessive deficit. When assessing the adjustment path taken by Participating States, the Council will examine whether the Participating State concerned pursued the annual improvement of its cyclically adjusted balance, net of one-off and other temporary measures, with 0.5 per cent of GDP as a benchmark. When defining the adjustment path for those Participating States that have not yet reached the respective budgetary objective or in allowing those that have already reached it to temporarily depart from it, the Council will take into account structural reforms which have long-term cost-saving effects, implementation of certain pension reforms, and whether higher adjustment effort is made in economic “good times.” If the Participating State repeatedly fails to comply with the Council of the EU’s recommendations, the Council may require the Participating State to make a non-interest-bearing deposit equal to the sum of:
•	0.2 per cent of the Participating State’s GDP, and

•	one tenth of the difference between the budget deficit as a percentage of GDP in the preceding year and the reference value of 3 per cent of GDP.
               This deposit may be increased in subsequent years if the Participating State fails to comply with the Council’s recommendations, up to a maximum of 0.5 per cent of GDP, and may be converted into a fine if the excessive deficit has not been corrected within two years after the decision to require the Participating State to make the deposit. In addition to requiring a non-interest-bearing deposit, in the event of repeated non-compliance with its recommendations, the Council may require the Participating State to publish additional information, to be specified by the Council, before issuing bonds and securities and invite the European Investment Bank to reconsider its lending policy towards the Participating State. If the Participating State has taken effective action in compliance with the recommendation, but unexpected adverse economic events with major unfavorable consequences for government finances occur after the adoption of that recommendation, the Council may adopt a revised recommendation, which may extend the deadline for correction of the excessive deficit by one year.
Accounting Methodology
               Italy historically has used two systems of accounting: state sector and public sector. State sector accounting includes the revenues and expenditures of the Government and certain agencies and entities whose budgets must be approved by Parliament. Public sector accounting includes the Government, agencies and entities comprising the state sector, as well as entities with budgets not subject to Parliamentary approval (including autonomous agencies, regional and local governments and authorities and the national social security agencies) to the extent the Government receives and transfers funds to those entities.

Parliament may review the use of funds transferred by the Government to public sector entities and the financial results of those entities. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis.
               Transactions between state-owned joint stock companies and the Government are included in state sector accounting or public sector accounting only to the extent the Government is acting in its capacity as shareholder—for example through the receipt of dividends or the contribution of capital. See “— Government Enterprises.”
               Although Italy continues to use public sector and state sector accounting for most internal budgeting and certain other purposes, it also utilizes general government accounting. General government accounting includes revenues and expenditures from both central and local government and from social security funds, or those institutions whose principal activity is to provide social benefits. European Union countries are generally required to use general government accounting for purposes of financial reporting in accordance with European Union requirements. EUROSTAT is the European Union entity responsible for decisions with respect to the application of such general government accounting criteria.
               ESA 95 National Accounts. In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (“ESA95”) as set forth in European Union Regulation 2223/1996. These were intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. In connection with revisions to the national accounting system implemented in December 2005, ISTAT replaced its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. One of the effects of using chain indices is that other than for the first year in the chain (which for most tables included in this document is 2001) component measures will no longer aggregate to totals. Also, as a result of this change in methodology, all “real” revenue and expenditure figures included in this document differ from and are not comparable to data published in earlier documents filed by Italy with the SEC. The general government revenues and expenditure figures in this Annual Report reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.
Measures of Fiscal Balance
               Italy reports its fiscal balance using two principal methods:
•	Net borrowing, or budget deficit, which is consolidated revenues less consolidated expenditures of the general government. This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. Italy also reports its structural net borrowing, which is a measure, calculated in accordance with methods adopted by the EU Commission, of the level of net borrowing after the effects of the business cycle have been taken into account. Structural net borrowing assumes that the output gap, which measures how much the economy is outperforming or underperforming its actual capacity, is zero. As there can be no precise measure of the output gap, there can be no precise measure of the structural budget deficit. Accordingly, the structural net borrowing figures shown in this document are necessarily estimates.

•	Primary balance, which is consolidated revenues less consolidated expenditures of the general government excluding interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.
               The table below shows selected public finance indicators for the periods indicated.
Selected Public Finance Indicators

	2004	2005	2006	2007	2008
	(euro in millions, except percentages)
General government expenditure(1)	667,799	693,399	730,303	747,795	774,923
General government expenditure, as a percentage of GDP	48.0%	48.5%	49.2%	48.4%	49.3%
General government revenues	619,227	631,967	680,991	724,570	731,944
General government revenues, as a percentage of GDP	44.5%	44.2%	45.8%	46.9%	46.6%
Net borrowing	48,572	61,432	49,312	23,225	42,979
Net borrowing, as a percentage of GDP	3.5%	4.3%	3.3%	1.5%	2.7%
Primary balance	17,197	4,633	19,266	53,990	37,912
Primary balance, as a percentage of GDP	1.2%	0.3%	1.3%	3.5%	2.4%
Public debt	1,444,604	1,512,779	1,582,009	1,598,971	1,663,650
Public debt, as a percentage of GDP	103.8%	105.8%	106.5%	103.5%	105.7%
GDP (nominal value)	1,391,530	1,429,479	1,485,377	1,544,915	1,572,243

(1)	Includes revenues from the disposal of state-owned real estate (deducted from capital expenditures).

Source:	Ministry of Economy and Finance and Annual Report of the Bank of Italy (May 2009) for the year ended December 31, 2008.
               Large net borrowing requirements and high levels of public debt were features of the Italian economy until the early 1990s. In accordance with the Maastricht Treaty, the reduction of net borrowing and public debt became a national priority for Italy. Italy gradually reduced its net borrowing as a percentage of GDP to below the 3 per cent threshold set by the Maastricht Treaty in the late 1990s and the first years of this decade. Net borrowing was higher than the 3 per cent threshold each year from 2003 through 2006. It decreased to 1.5 per cent in 2007 and, in July 2008, the EU Council terminated the excessive deficit procedure against Italy initiated in 2005. See also “— The Council Recommendation to Italy Relating to Italy’s Excessive Government Deficit” below. In 2008, Italy’s net borrowing, as a percentage of GDP, increased to 2.7 per cent, mainly as a result of a significant increase in government expenditure.
               Following ten years of year-on-year reductions of public debt as a percentage of GDP, public debt increased from 103.8 per cent of GDP in 2004 to 106.5 per cent in 2006. During 2007, the debt-to-GDP ratio decreased to 103.5, and subsequently increased to 105.7 per cent in 2008. The increase recorded in 2008 was mainly due to the slowdown in growth of nominal GDP, an increase in the valuation of securities indexed to inflation and an increase in public debt issues the proceeds of which were used to fund measures taken by the Italian Government to address the global economic crisis of 2008. Since 1999 the Government has taken steps to lengthen the average maturity of debt and reduce the variable rate portion that, together with the introduction of the single currency, made Government debt less sensitive to variations in short-term interest rates and exchange rates.

               Italy’s net borrowing and debt-to-GDP ratio are expected to further increase during the period 2009-2011, with net borrowing increasing above the Maastricht Treaty 3 per cent threshold in 2009. For more information, see below “ — The 2008 Update to the Stability and Growth Program” and “ — The 2010-2013 Program Document.”
The Council Recommendation to Italy Relating to Italy’s Excessive Government Deficit
               On July 12, 2005, the Council performed an overall assessment of Italy’s economic situation pursuant to the Maastricht Treaty. The Council concluded that Italy’s exceeding the 3 per cent reference value for budget deficit as a percentage of GDP in 2003 and 2004 was not due to unusual events beyond the control of Italian authorities, nor due to a severe and unpredictable economic downturn. Accordingly, the Council adopted a recommendation requiring that Italy’s excessive budget deficit be brought within the 3 per cent reference value.
               Subsequently, the Council noted that, given Italy’s high debt-to-GDP ratio, high level of structural deficit and continuing economic slowdown, the adjustment path Italy was called to undertake would require a longer time than would otherwise be imposed under the terms of the Maastricht Treaty in order to ensure the adjustment did not prove economically counter-productive. Accordingly, the Council granted Italy an extension to 2007 to correct its budget deficit and set January 12, 2006 as the time limit for the necessary measures to be implemented, provided these resulted in a cumulative reduction in the structural budget deficit of at least 1.6 per cent of GDP over 2006 and 2007 relative to its level in 2005 (with at least half of this correction occurring in 2006).
               Further to a recommendation from the European Commission to the European Council in May 2008 to terminate the excessive deficit procedure against Italy, on June 2, 2008, following an overall assessment of Italy’s economic situation, the Council concluded that Italy’s deficit had been brought below the three per cent of GDP threshold in a credible and sustainable manner, and that, while its public debt-to-GDP ratio remained high and clearly above the reference value, it could be considered to have diminished in line with the correction of the excessive deficit in 2007. Consequently, the Council resolved to terminate the excessive deficit procedure against Italy.
The 2008 Update to the Stability and Growth Program
               In February 2009, Italy presented the 2008 update to its Stability and Growth Program for the period 2007-2011 (“2008 Program Update”) to the Council of the EU and the EU Commission. The 2008 Program Update is based on the 2009-2013 Program Document, the RPP for 2009 presented to Parliament on September 23, 2008 and the Annual Financial Law approved in December 2008.
               In connection with the global crisis, as a result of the continuing deterioration of economic conditions of the Republic, the macroeconomic forecasts included in the 2009-2013 Program Document and the RPP for 2009 were significantly revised in the 2008 Program Update and again in the 2010-2013 Program Document. See also below “ — The 2010-2013 Program Document.”
               The following table compares the principal finance indicators included in the 2007 update to the Stability and Growth Program (“2007 Program Update”) and 2008 Program Update.

Comparative Table
2007 Program Update and 2008 Program Update Targets

	2008	2009	2010	2011
Real GDP growth rate
2007 Program Update	1.5	1.6	1.7	1.8
2008 Program Update	(0.6)	(2.0)	0.3	1.0
Difference	(2.1)	(3.6)	(1.4)	(0.8)
Net Borrowing, as a % of GDP
2007 Program Update	2.2	1.5	0.7	—
2008 Program Update	2.6	3.7	3.3	2.9
Difference	0.4	2.2	2.6	2.9
Public Debt, as a % of GDP
2007 Program Update	103.5	101.5	98.5	95.1
2008 Program Update	105.9	110.5	112.0	111.6
Difference	2.4	9.0	13.3	16.5

Source:	2008 Program Update.
               In the 2008 Program Update, the Government attributed the differences between the estimates of the 2007 Program Update and the 2008 Program Update to higher than expected expenditures and the substantial downward revision of the GDP growth rate.
               On March 10, 2009, the Council of the EU issued an opinion setting forth, among others, the following considerations with regard to the achievement of the budgetary targets set forth in Italy’s 2008 Program Update:
•	The Council identified the following key near-term challenges of the Republic and noted that, in light of the very high government debt and the associated interest burden, the Government’s response to these challenges must be carefully balanced with the need to avoid a substantial deterioration of public finances:
•	restoring business and consumer confidence;

•	ensuring access to credit, in particular for small and medium enterprises;

•	facilitating adjustment in the labor market to deal with rising unemployment; and

•	improving the conditions for productivity growth and enhanced cost competitiveness.
•	The achievement of the budget deficit targets throughout the program period might be hampered as economic growth could be lower than projected in the 2008 Program Update. The Council noted that the shortfall in current revenue growth recorded by Italy, was due to the world economic slowdown and other factors, including: the take-up by employers in 2008 of cuts in payments with respect to workers on permanent contracts, the abolition of taxes on principal residential properties and the postponement to 2009 of some tax payment deadlines adopted with the economic recovery package at the end of 2008.

•	The evolution of the debt-to-GDP ratio from 2009 onwards may be less favourable than projected in the 2008 Program Update. The debt-to-GDP ratio may increase further than estimated as a result, in part, of capital injections into the banking sector required to maintain stability in this sector.

•	Important structural weaknesses still hamper sustained productivity growth in Italy and weigh on its external competitive position, while the current composition of social spending is not supportive of adjustment in the labour market.

•	The overall conclusion of the Council’s opinion was that fiscal policy and the economic recovery package for 2009 adopted by the Italian Government were in line with the European Economic Recovery Plan (“EERP”) and could be regarded as adequate in view of the high debt-to-GDP ratio of the Republic.
     In its opinion, the EU Council invited Italy to:
•	implement the planned fiscal policy for 2009 and carry out the adjustment path planned over the program period in order to set Italy’s debt-to-GDP on a steadily declining path and ensure the long-term sustainability of public finances;

•	continue the progress made to improve fiscal governance and the work on a new framework for fiscal federalism that ensures the accountability of local governments and underpins fiscal discipline; and

•	pursue efforts to improve the quality of public finances by focusing on spending efficiency and composition, by reallocating social expenditure to create a more comprehensive and uniform unemployment benefit system that ensures appropriate work incentives and effective activation policies, without compromising the fiscal consolidation process.
The 2010-2013 Program Document
               In July 2009, the Government finalized and presented to Parliament its 2010-2013 Program Document, which was updated by the Government in September 2008. The 2010-2013 Program Document confirms the Government’s commitment to achieve a stable economic environment, through convergence towards a balanced budget in structural terms and a gradual but constant reduction in the debt-to-GDP ratio, and long-term economic growth. In particular, consistent with the prior program document (presented in 2008), the 2010—2013 Program Document confirms the intention of the Government to implement several structural reforms aimed at relaunching productivity, reducing public debt and increasing the efficiency of the public administration, although the Government acknowledged that it would be necessary to wait until a period of relative economic stability was reached to implement those policies and reforms aimed at achieving medium- and long-term economic growth.
               In its Program Document the Government stated its commitment to invest in human capital and infrastructure. In particular, the Government is committed to reducing the overall cost of Italy’s public administration. Competitiveness and productivity will be increased through investments in innovation, modernization of Italy’s administrative system and improvement of its infrastructure, especially in the energy sector. The following remain the key areas of focus for the Government’s action:
•	Modernization of Italy’s administration: The Government plans to continue reducing the administrative burden on businesses and citizens by adopting additional measures, such as repealing obsolete laws and ineffective regulations, reorganizing government entities and offices and simplifying administrative requirements that private companies have to comply with in order to conduct their business. In general, the Government aims at reorganizing the public administration sector in order to increase its efficiency and the quality of its services, reduce costs and, as a result, promote the competitiveness of the national economy.

•	Fiscal federalism: The Government intends to fully implement article 119 of the Italian Constitution, which provides for fiscal federalism. In particular, the Government plans to introduce changes that will allow Regions and public local entities to generate tax revenue, that is directly attributable to their relevant geographic areas of competence, and to achieve a greater autonomy in tax management. In July 2009, law no. 42/2009 came into force introducing the framework for a comprehensive reform of fiscal federalism. For more information, see above under “Republic of Italy — Government and Political Parties — Regional and Local Governments.”

•	Infrastructure and innovation (energy sector): The Government plans to accelerate the implementation of its infrastructure program. In order to reduce the country’s energy-related deficit, the Government undertook steps to encourage the re-introduction of nuclear energy in Italy. In particular, in July 2009 a legal framework was adopted, setting out principles on the basis of which the Government must adopt legislative decrees to regulate, among others, the type of plants to be built, the disposal of radioactive waste, authorization procedures for the construction, management and shut-down of nuclear facilities and the criteria for the selection of suitable locations.

•	Privatizations: Following a substantial interruption in the privatization process in 2006, the Government plans to begin a new privatization process to reduce public debt. In particular, the Government intends to start procedures leading to the partial or total sale of its stakes in two companies that are indirectly controlled by the State: Tirrenia di Navigazione S.p.A. and Fincantieri — Cantieri Navali S.p.A. In the long term, subject to the implementation of appropriate restructuring plans and a specifically designed regulatory framework, the Government contemplates the privatization of companies directly controlled by the State, such as Poste Italiane S.p.A., Istituto Poligrafico e Zecca dello Stato S.p.A. and SACE S.p.A.
               As a result of the global economic crisis, the Program Document estimates a contraction of real GDP by 1.0 per cent in 2008 and forecasts a further contraction by 4.8 per cent in 2009, followed by increases in the following years. For more information on the measures undertaken by the Government to address the economic crisis, see “The Italian Economy — Measures to Address the 2007-2009 Financial and Economic Crisis.”

               The following table shows Italy’s principal public finance targets for the years indicated, as well as the gross domestic product assumptions underlying the Program Document. The inflation rate and unemployment rate assumptions are 0.9 per cent and 8.8 per cent, respectively.
2010-2013 Program Document Objectives

	2008	2009	2010	2011	2012	2013
GDP (% real growth rate)	(1.0)	(4.8)	0.7	2.0	2.0	2.0
Net borrowing, as a percentage of GDP	2.7	5.3	5.0	3.9	2.7	2.2
Primary balance, as a percentage of GDP	2.4	(0.5)	0.0	1.3	2.8	3.4
Interest expense, as a percentage of GDP	5.1	4.8	4.9	5.2	5.5	5.6
Public debt, as a percentage of GDP	105.7	115.1	117.3	116.9	115.1	112.7
Structural net borrowing (budget surplus), as a percentage of GDP	3.4	3.3	2.8	2.3	1.8	2.0

Source:	Update to the 2010-2013 Program Document.
               The objectives and forecasts set forth in the Program Document are based on assumptions relating to future economic developments, including international economic trends, and may therefore not be realized.
Revenues and Expenditures
               The following table sets forth general government revenues and expenditures and certain other key public finance measures for the periods indicated. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of Treasury outstanding securities and cannot be used to finance current expenditures. While proceeds from privatizations do not affect the primary balance, they contribute to a decrease in the public debt and consequently the ratio of public debt-to-GDP. See “— Privatization Program.”
General Government Revenues and Expenditures

	2004(1)	2005	2006	2007	2008
	(euro in millions)
Expenditures
Current expenditures	612,820	634,731	655,758	684,905	715,896
of which
Total consumption	262,854	275,365	282,223	286,931	299,602
of which
Wages and salaries	149,866	156,542	163,220	164,071	171,160
Cost of goods and services	112,988	118,823	119,003	122,860	128,442
Interest expense	65,769	66,065	68,578	77,215	80,891
Social services	234,701	242,345	252,176	264,483	278,008
Other current expenditures	49,496	50,956	52,781	56,276	57,395
of which
Production grants	14,328	12,910	13,070	14,913	14,237
Capital expenditures	54,979	58,668	74,545	62,890	59,027
of which
Investments(2)	33,426	33,711	34,690	35,969	34,973
Investment grants	20,071	22,279	22,601	25,045	23,077
Other capital expenditures	1,482	2,678	17,254	1,876	977

Total Expenditures	667,799	693,399	730,303	747,795	774,923
as a percentage of GDP	48.0%	48.5%	49.2%	48.4%	49.3%

	2004(1)	2005	2006	2007	2008
	(euro in millions)
Revenues
Current revenues	607,047	625,682	676,608	720,017	728,383
of which
Tax revenues	380,833	392,551	434,180	460,385	456,946
of which
Direct taxes	185,378	189,815	213,867	233,229	241,427
Indirect taxes	195,455	202,736	220,313	227,156	215,519
Social security contributions	175,968	183,445	189,691	205,299	214,718
Revenues from capital	7,611	8,045	9,694	9,675	9,390
Other current revenues	42,635	41,641	43,043	44,658	47,329
Capital revenues	12,180	6,285	4,383	4,553	3,561

Total revenues	619,227	631,967	680,991	724,570	731,944
as a percentage of GDP	44.5%	44.2%	45.8%	46.9%	46.6%

Current surplus/(deficit)	(5,773)	(9,049)	20,850	35,112	12,487
as a percentage of GDP	(0.4)%	(0.6)%	1.4%	2.3%	0.8%
Net borrowing	48,572	61,432	49,312	23,225	42,979
as a percentage of GDP	3.5%	4.3%	3.3%	1.5%	2.7%
Primary balance	17,197	4,633	19,266	53,990	37,912
as a percentage of GDP	1.2%	0.3%	1.3%	3.5%	2.4%
GDP (nominal value)	1,391,530	1,429,479	1,485,377	1,544,915	1,572,243

(1)	The Statistical Office of the European Communities, or Eurostat, published in July 2002 a decision relating to the methods of accounting for securitizations. Pursuant to the Eurostat decision, Italy is required to account for receipts, aggregating approximately €6.7 billion, from certain real estate and state lottery proceeds securitizations transactions, which took place in 2001, in the three-year period 2002-2004 and not in 2001. The general government revenues and expenditures figures presented in the table above take into account the effects of the Eurostat decision.

(2)	Includes revenues from the disposal of state-owned real estate (deducted from capital expenditures) for the year 2004 (€4.5 billion), 2005 (€3.2 billion), 2006 (€1.7 billion), 2007 (€1.4 billion) and 2008 (€1.3 billion).

Source:	Annual Report of the Bank of Italy (May 2009) for the year ended December 31, 2008.
               General government expenditures and revenues have increased in each of the last five years. General government expenditures rose by 3.6 per cent in 2008, compared to 2.4 per cent in 2007. The increase in total expenditures was mainly driven by the increase in expense for social services, wages and salaries and cost of goods and services, the effect of which was partially offset by a decrease in capital expenditures.
               General government revenue increased by 1.0 per cent in 2008 compared to 6.4 per cent in 2007. The slower growth in government revenue during 2008 is mainly attributable to a 5.1 per cent decrease in revenue from indirect taxes compared to a 4.6 per cent increase in 2007, due to reductions in indirect taxes introduced in 2006 and 2007. The slower growth in government revenue is also due to the growth in direct tax revenue, which slowed down to 3.5 per cent in 2008 from 9.1 per cent in 2007, principally due to slower growth in taxable revenue generated by taxpayers due to the world economic crisis. Similarly and for the same reasons, growth in social security contributions decreased to 4.6 per cent in 2008, compared to an increase by 8.2 per cent in 2007.
               Italy recorded a current account surplus of €12.5 billion in 2008 compared to €35.1 billion in 2007. This contraction was due to the significant growth of expenditures, which increased by €27.1 billion in 2008, compared to the relatively small increase of revenue, which increased by €7.4 billion in 2008.

Expenditures
               Italy has a comprehensive system of social services, including public health, public education and pension, disability and unemployment benefits programs, most of which are administered by the Government or by local authorities receiving Government funding. These social services are funded in part by contributions from employers and employees and in part from general tax revenues.
               Social Services. Social Services includes expenditures for pensions, disability and unemployment benefits. The two principal social security agencies for private sector employees, the Istituto Nazionale Previdenza Sociale (“INPS”) and the Istituto Nazionale Assicurazioni e Infortuni sul Lavoro (“INAIL”), provide old-age pensions and temporary and permanent disability compensation for all the employees of the private sector and their qualified dependents and coverage for accidents in the workplace or permanent disability as a consequence of employment for workers of the industrial and agricultural sectors and for certain service sector employees. The social security entity for government employees, the Istituto Nazionale di Previdenza per i Dipendenti dell’Amministrazione Pubblica (“INPDAP”), provides similar services.
               Old-age pensions in Italy, as in much of the developed world, continue to present a significant structural fiscal problem. Controlling pension spending is a particularly important Government objective given Italy’s aging population. The following are the principal reforms to the Italian pension system since 1992:
•	Beginning in 1992, the Government adopted several measures designed to control the growth of pension expenditures. Among other measures, the Government abolished the indexation of pensions to reflect wage increases and froze or delayed early retirement pensions for certain categories of workers, raised the retirement age and increased the minimum contribution period for early retirement pensions.

•	In 1995, Parliament enacted legislation to reform the pension system. Under these reforms, each individual’s pension is determined on the basis of the contributions, adjusted for GDP growth, made to the system by the individual or by his employer on his behalf. No additional contributions are made by the Government. The Government, however, continues to provide welfare and disability pensions. Individuals with lower levels of contribution to the public pension system are encouraged to seek additional pension benefits through voluntary contributions to private funds.

•	In July 2004, Parliament enacted legislation to reform Italy’s pension system. The reform, which took effect in 2008, raised the retirement age and increased minimum contribution periods required to qualify for early retirement pension and old-age pension, as shown in the table below. In addition, the reform includes incentives to employees to delay retirement and, as with the 1995 reforms, seeks additional pension benefits through contributions to private funds. The reform aims also at substantially delaying end-of-employment payments.

Key 2004 Pension Reforms

Requirement to Qualify for:
	Early Retirement Pension	Old-Age Pension
2004	(a) 57 years of age and 35 years of contributions; or	(a) 57 to 65 years of age and 5 years of contributions; or
	(b) 38 years of contributions, regardless of age	(b) 40 years of contributions, regardless of age

2005-2007	(a) 57 years of age and 35 years of contributions; or	Unchanged
(b) 38 years of contributions, regardless of age, increasing to 39 years of contributions in 2006 and 2007

2008-2009	(a) 60 years of age and 35 years of contributions; or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or
	(b) 40 years of contributions, regardless of age	(b) 60 years of age and 35 years of contributions; or
(c) 40 years of contributions, regardless of age

2010-2013	(a) 61 years of age and 35 years of contributions; or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or
	(b) 40 years of contributions, regardless of age	(b) 61 years of age and 35 years of contributions; or
(c) 40 years of contributions, regardless of age

From 2014	(a) 62 years of age and 35 years of contributions; or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or
	(b) 40 years of contributions, regardless of age	(b) 62 years of age and 35 years of contributions; or
(c) 40 years of contributions, regardless of age
•	In December 2007, Parliament enacted legislation that partially amended Italy’s pension system. In particular, this legislation provides for a gradual increase of minimum contribution periods required to qualify for early retirement pension. Under the new legislation, during the January 1, 2008 to June 30, 2009 period, workers were entitled to early retirement pension if they were at least 58 years of age and had 35 years of contributions. Following this period, the reform introduces a “quota mechanism” to qualify for early retirement pension. In accordance with this mechanism, workers qualify for early retirement if they reach (i) a certain age and (ii) a certain amount calculated by adding their age to the number of years for which they paid social contributions. The following table shows these requirements for workers, other than the self-employed, to qualify for early retirement pension.
Key 2007 Pension Reforms

	Requirement to Qualify for Early Retirement Pension:
	Minimum amount of (i) years of age
	plus (ii) years of contribution	Minimum years of age
From July 1, 2009 to December 31, 2009	95	59
2010	95	59
2011	96	60
2012	96	60
From 2013	97	61
•	In July 2009, Parliament adopted a law to equalize the pension age of men and women in the public sector. The law gradually raises the pension age of women employed in the public sector from 60 to 65. From 2010, the pension age of women employees will increase to 61, and then it will increase by one year every two years, until 2018 when the pension age of both men and women working for the public sector will be 65. Until the end of 2009, women will be able to retire at 60 and men at 65. The law also contemplates to revise every five years with effect from 2015 the pension age of men and women in the public and private sectors, in order to reflect any increase in the average length of life expectancy as certified by ISTAT.
               Social services expense increased in 2008 as a result of a 4.2 per cent increase in pension expenditure, compared to a 4.0 per cent increase in 2007. Pension expenditure in Italy represented 15.6 per cent of GDP in 2008 compared to 15.2 per cent in 2007. The increase in social services expense also resulted from a 12.1 per cent increase in expenditures for other social services (such as disability and unemployment benefits) compared to 12.7 per cent in 2007.
               Expenditures for public health and public education. Expenditures for public health and education are accounted for under wages and salaries, cost of goods and services and production grants. Italy has a public health service run principally by regional governments with funds provided by the Government. Local health units adopt their own budgets, establish targets and monitor budget developments.
               Italy has a public education system consisting of elementary, middle and high schools and universities. Attendance at public elementary, middle and high schools is generally without charge to students, while tuition payments based on income level are required to attend public universities. Public schools generally follow a standard curriculum, and nationwide testing is used for graduation purposes. In March 2003, the Government implemented a major reform of the education system (referred to as “Riforma Moratti”), which, among other things, increased the number of years of compulsory education from ten to twelve and created a tutoring program in order to provide additional assistance to students during the entire course of their scholastic career.
               Compensation of public employees. Compensation of public employees increased by 4.3 per cent in 2008, compared to 0.5 per cent in 2007, principally as a result of the renegotiation and subsequent renewal of collective bargaining agreements for public health care employees and non-management employees of regional governments and other local entities. In particular, during 2008, wages and salaries in public health care amounted to 3.6 per cent of GDP, compared to 3.4 per cent in 2007, and increased by 9.8 per cent, compared to a decrease of 2.1 per cent recorded in 2007.
               Interest payments. Interest payments by the Government grew by €3.7 billion, or 4.8 per cent, in 2008, after increasing by €8.6 billion, or 12.6 per cent, in 2007. The ratio of interest payments to GDP, after falling from 12.1 per cent in 1993 to 4.6 per cent in 2005 and 2006, increased to 5.0 per cent and 5.1 per cent in 2007 and 2008, respectively. The average cost of debt increased from 4.8 per cent in 2007 to 4.9 per cent in 2008 mainly as a result of the increase in debt and, to a lesser extent, as a result of swap transactions (€0.4 billion). The average gross rate on BOTs decreased from 4.0 per cent in 2007 to 3.8 per cent in 2008. The average gross yield on ten-year domestic bonds increased from 4.4 per cent in 2007 to 4.8 per cent in 2008. For more information on Italy’s public debt, see “Public Debt.”

Revenues
               Taxes. Italy’s tax structure includes taxes imposed at the State and local levels and provides for both direct taxation through income taxes and indirect taxation through a value added tax (“VAT”) and other transaction-based taxes. Indirect taxes include VAT, excise duties, stamp duties and other taxes levied on expenditures. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. In 2008, the maximum individual tax rate remained unchanged from 2007, at 43 per cent. However, from January 1, 2008 the maximum corporate rate decreased to 27.5 per cent, from 33 per cent in 2007. Corporations also pay local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last few years.
               VAT is imposed on the sale of goods, the rendering of services performed for consideration in connection with business or professions and on all imports of goods or services. Italy has issued legislation to harmonize its VAT with applicable European Union directives. The basic VAT rate is 20 per cent, although certain goods and services qualify for an exemption from VAT or a reduced rate. In addition to VAT, indirect taxes include customs duties, taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.
               Italy has negotiated bilateral treaties for the avoidance of double taxation with virtually all industrialized countries.
               Low taxpayer compliance has been a longstanding concern for the Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Government has been under-reporting of income by self-employed persons and small enterprises. The Government’s efforts to increase tax compliance since 2001 have led to an increase in the general tax base and to an improvement in compliance.
               Italy’s fiscal burden, which is the aggregate of direct and indirect tax revenues and social security contributions as a percentage of GDP, decreased from 43.1 per cent in 2007 to 42.8 per cent in 2008, mainly as a result of the contraction in indirect tax revenues (in connection with reductions in indirect taxes introduced in 2006 and 2007), the effect of which was partially offset by the increase in social security contributions and direct tax revenues.
               The following table sets forth the composition of tax revenues for each of the periods indicated.
Composition of Tax Revenues(1)

	2004	2005	2006	2007	2008
	(euro in millions)
Direct taxes
Personal income tax	127,689	132,663	142,062	150,130	158,262
Corporate income tax	28,073	33,699	39,475	50,520	45,812
Investment income tax	7,914	8,882	12,193	13,696	14,254
Other(2)	18,640	4,368	9,655	4,818	7,829
Total direct taxes	182,316	179,612	203,385	219,164	226,157

Indirect taxes
VAT	100,051	105,008	114,166	119,239	117,444
Other transaction-based taxes	18,176	18,054	20,395	17,305	21,399

	2004	2005	2006	2007	2008
	(euro in millions)
Production taxes	24,906	26,615	26,690	25,645	24,085
Tax on State monopolies	8,502	8,511	9,349	9,785	9,904
National Lottery	14,658	12,364	10,191	11,800	11,346
Others	3,167	2,144	2,251	2,041	2,068
Total indirect taxes	169,460	172,696	183,042	185,815	186,246

Total taxes	351,776	352,308	386,427	404,979	412,403

(1)	The data presented in this table does not correspond to the general Government direct and indirect tax revenue figures contained in the preceding table entitled “General Government Revenues and Expenditures,” primarily because the “Composition of Tax revenues” table is prepared on a cash basis while the “General Government Revenues and Expenditures” table is prepared on an accrual basis in accordance with ESA95. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this table is prepared on a cash basis, it reflects tax receipts of entities that are excluded from State sector accounting (such as local government entities) that are collected on their behalf by the State (and subsequently transferred by the State to those entities).

(2)	The taxes classified as “other” are non-recurring and, accordingly, this item is highly variable.

Source:	Annual Report of the Bank of Italy (May 2009) for the year ended December 31, 2008.
               In 2008, direct tax receipts increased by 3.2 per cent compared to 2007, mainly as a result of a rise in personal income tax and other taxes, partially offset by a reduction in corporate income tax. During 2008, indirect tax receipts (accounted for on a cash basis) recorded a slight increase, approximately 0.2 per cent, mainly as a result of an increase in other transaction based taxes, partially offset by a decrease in receipts from VAT and production taxes. On an accrual basis, however, revenue from indirect taxes decreased as described under “Public Finance — General Government Revenue and Expenditures.”
Government Enterprises
               The following chart summarizes certain key data for each of the principal state-owned enterprises for the periods indicated. The Government currently continues to participate in the election of the respective boards of directors but does not directly participate in the management of these companies.
Principal Government Enterprises(1)

		Per cent of
		Government		Total	Total
		Ownership as		Assets	Liabilities	Net profit (loss)
		of December		At December 31,		For the year ended December 31,
Company	Industry Sector	31, 2008		2008	2008	2006	2007	2008
		(euro in millions)
Cassa Depositi e Prestiti S.p.A.	Financial Services	70.0%		209,789	199,138	1,876	1,374	1,389
ENEL S.p.A.	Electricity / Utility	31.3	%(2)	133,207	106,912	3,238	3,916	5,293
ENI S.p.A.	Energy	30.3	%(2)	116,590	68,080	9,217	10,011	8,825
Ferrovie dello Stato S.p.A.	Railroads	100.0%		87,733	51,523	(2,119)	(409)	16
Finmeccanica S.p.A.	Aerospace / Defense	30.2	%(3)	29,922	23,792	1,146	484	571
Fintecna S.p.A.	Financial Services	100.0%		11,226	8,159	241	307	133
Istituto Poligrafico e Zecca dello Stato S.p.A.	Publication / Other	100.0%		1,812	1,253	32	41	44
Poste Italiane S.p.A.	Post	100.0	%(2)	83,615	80,193	676	844	883
RAI Radiotelevisione Italiana S.p.A.	Broadcasting	99.6%		2,192	1,615	(87)	(5)	(7)
SACE S.p.A.	Insurance / Financial Services	100.0%		8,214	2,645	510	377	349

(1)	Percentages refer to the relevant holding company, while financial data is presented on a consolidated basis.

(2)	Including shares indirectly owned by the Government through Cassa Depositi e Prestiti S.p.A. In December 2003 the Treasury transferred shares then representing 10.16 per cent of ENEL, 9.99 per cent of

ENI and 35.0 per cent of Poste Italiane to Cassa Depositi e Prestiti (“CDP”), a wholly owned entity with historical responsibility for promoting local development and managing postal savings instruments, in exchange for the transfer by CDP to the Treasury of approximately €11 billion. These transfers were part of a series of transactions that included the conversion of CDP into a joint stock company, the further assumption by the Treasury of a portion of CDP’s assets and liabilities, and the subsequent sale by the Treasury of a 30 per cent minority stake in CDP to 65 Italian banking foundations for an aggregate consideration of €1.1 billion.

In June 2009, in connection with ENEL’s capital increase, the Ministry of Economy and Finance sold its option rights to purchase newly issued ENEL shares to CDP for approximately €650 million. Following the subscription by CDP of all newly issued shares to which it was entitled, CDP holds approximately 17.4 per cent of ENEL share capital, while the Ministry of Economy and Finance retained a 13.9 per cent direct shareholding.

(3)	In November 2008, Finmeccanica S.p.A. increased its share capital by issuing 152,921,430 new ordinary shares. The Ministry of Economy and Finance subscribed 31,249,998 of such new shares, for an aggregate subscription price of approximately €250 million.

Source: Ministry of Economy and Finance.
Privatization Program
               Privatizations managed by the Italian Treasury. Since 1992, the Treasury has carried out a number of privatizations in the financial institution and telecommunications sector and of integrated oil companies and electricity utilities. Based on Treasury data, from July 1992 to December 2005 the Government raised approximately €153.7 billion (including revenues from the IRI-Fintecna disposal program), making the Italian privatization program one of the largest privatization programs in Europe. In the period 2006-2008, the Ministry of Economy and Finance did not carry out any sales of shareholdings directly owned by it.
               The Italian Treasury currently holds majority or controlling interests in 28 services and manufacturing companies operating in the Italian market. Italy will continue to rely on proceeds from privatizations, state-owned real estate disposals and securitizations to reduce public debt as a percentage of GDP and achieve the targets set out in its 2009-2013 Program Document. The table below illustrates the principal Italian privatizations since 1994 that generated proceeds of over €400 million.
Principal Privatizations Managed Directly by the Italian Treasury (from 1994 to 2008)

				Gross	Percentage of
				proceeds in	capital
Company Name	Industry Sector	Offer Date	Offering Type	millions of euro	disposed of
IMI	Banking	Feb 1994	Public Offering	927	27.90	(1)
INA	Insurance	June 1994	Public Offering	2,343	47.45	(1)
IMI	Banking	July 1995	Private Placement	472	14.48
INA	Insurance	Oct 1995	Private Placement	871	18.37
ENI	Oil	Nov 1995	Public Offering	3,254	15.05	(1)
INA	Insurance	June 1996	Exchangeable	1,684	31.08
ENI	Oil	Nov 1996	Public Offer	4,586	16.19	(1)
ENI	Oil	July 1997	Public Offering	6,833	18.21	(1)
Telecom Italia	Telecom	Nov 1997	Public Offer / Private Placement	11,818	29.18
Seat	Publishing	Nov 1997	Competitive Bidding	854	44.74
ENI	Oil	July 1998	Public Offer	6,712	15.20	(1)
BNL	Banking	Sept/Dec 1998	Public Offer / Private Placement	3,464	68.25
ENEL	Utility	Nov 1999	Public Offer	16,550	32.42
Mediocredito Centrale	Banking	Dec 1999	Trade Sale	2,037	100.00
Banco di Napoli	Banking	Nov 2000	Government Tender in Public Offer	494	16.16

				Gross	Percentage of
				proceeds in	capital
Company Name	Industry Sector	Offer Date	Offering Type	millions of euro	disposed of
ENI	Oil	Feb 2001	Competitive Bidding	2,721	5.00
Telecom Italia	Telecom	Dec 2002	Private Placement / Trade Sale	1,434	2.67
ENEL	Electricity	Nov 2003	Private Placement	2,173	6.60
Cassa Depositi e Prestiti	Banking/Financial Service	Dec 2003	Private Placement	1,050	30.00
Ente Tabacchi Italiani	Manufacturing	Dec 2003	Public Offer	2,325	100.00
ENEL	Electricity	Oct 2004	Public Offer	7,636	19.31
ENEL	Electricity	July 2005	Public Offer	4,101	9.42

(1)	Inclusive of bonus shares which were allocated to Italian retail investors who retained the shares sold for a specified period.

Source:	Ministry of Economy and Finance.
               Italy’s legislation governing privatizations contemplates a variety of methods of sale, including public offerings (including employee offerings), public auctions, private placements and trade sales, and also allows the creation of stable core shareholder groups. In addition, this legislation grants the State certain special powers in connection with any transfer of a controlling interest in certain state-owned companies operating in public service sectors.
               Due to the involvement of ENEL, ENI, Finmeccanica and Telecom Italia in strategic sectors, in connection with the privatization process concerning them, the Government has retained certain special powers in respect of these companies. These include the power of the Government to block investors from buying relevant stakes in them and veto powers with regard to certain transactions. In March 2009, the European Court of Justice ruled that Italy’s legislation on the criteria for exercising the State’s special powers is incompatible with the European Community principles of freedom of establishment and the free movement of capital.
               Under Italian law, and in order to achieve the public finance objectives established with the Maastricht Treaty, all proceeds of the privatization of entities directly owned by the Treasury are deposited into a fund established in 1993 (Fondo per l’ammortamento dei titoli di Stato), prior to their use for the purchase or repayment of outstanding Treasury securities.
               The original purpose of the privatization program was to reduce the level of direct Government ownership, thereby lowering the level of State subsidy and improving industrial efficiency. The privatization program has resulted in a major structural change in the Italian industrial and financial markets, with a significant decrease in direct Government involvement in the management of industrial and financial companies.
               The success of the privatization program is largely attributable to capital market reforms, to the implementation of a clear regulatory framework and to the increased interest by Italian retail investors in the equity market. The Italian Stock Exchange was privatized in 1997 and initiatives have been introduced to protect minority shareholders, promote transparent corporate governance and eliminate barriers to changes in corporate control. Increased participation by retail investors in domestic capital markets has been a leading contributor to the success of Italy’s privatization program. Prior to the commencement of Italy’s privatization program in 1993, Italy’s domestic retail investors historically had demonstrated a strong preference for investing in Government bonds and other fixed income securities rather than equities. As Italy has historically benefited from one of the highest domestic saving rates in Western Europe, the success of Italy’s privatization program has been largely attributable to the Government’s ability to attract domestic savings and promote the growth of equity investment. The Government has attained this goal through a combination of innovative offer structures, attractive retail incentive packages and widespread marketing campaigns. From 1991 the ratio of overall market capitalization of Italian Stock Exchange listed companies to nominal GDP increased from 12 per cent to a peak of 70 per cent in 2000. This ratio decreased from 48 per cent in 2007 to 24 per cent in 2008, mainly as a result of the significant drop in share prices, in connection with the global economic crisis, as well as the reduction in the number of listed companies. Total market capitalization decreased from €734 billion as of December 31, 2007 to €375 billion as of December 31, 2008.
               Privatizations managed by IRI (merged into Fintecna S.p.A). IRI has played a major role in the Italian privatization program. Proceeds from the privatization activities of the IRI group were €56.6 billion for the period from July 1992 to December 2001. During the three years ended December 31, 2002, IRI paid to the Ministry of Economy and Finance, its shareholder, dividends totaling €6.2 billion. On June 27, 2000 IRI was put into liquidation proceedings having completed its mandate. In connection with its liquidation IRI made advance payments to the Ministry of Economy and Finance amounting to €8.0 billion in 2000 and €3.0 billion in 2001. On November 30, 2002, IRI merged into Fintecna S.p.A.
Major Privatizations Managed Directly by IRI in the Period 1999-2001

					Percentage
				Gross revenue	of capital
Company Name	Industry Sector	Offer Date	Offer Type	in millions of euro	disposed of
Autostrade	Infrastructure	Oct 1999	Private Placement	2,536	30.0
	Infrastructure	Dec 1999	Secondary Public Offer	4,185	52.0
Aeroporti di Roma	Infrastructure	Nov 1999/ June 2000	Private Placements	1,379	54.2
Finmeccanica	Aerosp./Defense	June 2000	Secondary Public Offer	5,505	43.8
Cofiri	Financial services	Feb 2001	Private Placement	508	100.0

Source: Treasury’s evaluations based on IRI data.
Government Real Estate Disposal Program
The Government plans to dispose of real estate assets to reduce costs associated with owning those assets and to further reduce State debt. In September 2001, the Government approved new legislation to accelerate its real estate disposal program. The program was extended to all of the State’s real estate assets, including real estate assets owned by social security entities, and includes a securitization program. The Government completed its first real estate securitization transaction in December 2001. Pursuant to Eurostat methodology, the €2.1 million in proceeds received at that time have been amortized in Italy’s ESA 95 National Accounts over the three-year period 2002-2004. The Government completed its second real estate securitization transaction in December 2002, raising proceeds of €6.6 billion. In December 2004 and December 2005 the Government disposed of additional real estate assets through sales to two real estate investment funds, raising proceeds of €3.3 billion and €600 million in 2004 and 2005, respectively.

PUBLIC DEBT
General
               The Annual Financial Law and the Budget Law authorize the incurrence of debt by the Government. See “Public Finance — The Budget Process.” The Annual Financial Law sets a gross limit on issuances of Treasury securities other than Buoni Ordinari del Tesoro or “BOTs”, which are zero-coupon notes with a three-, six-, or twelve-month maturity. The Budget Law sets a net limit on all issuances of Treasury securities, excluding issuances to refinance outstanding Treasury securities. In addition to Treasury securities and borrowings, Italy’s public debt includes debt incurred by public social security agencies, regional and local governments and other authorities.
               The Treasury administers the public debt and the financial assets of Italy. The Bank of Italy provides technical assistance to the Treasury in connection with auctions for domestic bonds and acts as paying agent for Treasury securities.
               The following table summarizes Italy’s public debt as of the dates indicated, including debt represented by Treasury securities and liabilities to holders of postal savings.
Public Debt

	December 31,
	2004	2005	2006	2007	2008
		(euro in millions except percentages)
Debt incurred by the Treasury:
Short term bonds (BOT)(1)	118,750	117,806	122,780	128,302	147,753
Medium- and long-term bonds (initially incurred or issued in Italy)	979,506	1,006,589	1,048,726	1,080,785	1,137,870
External bonds (initially incurred or issued outside Italy)(2)	85,262	87,799	75,200	69,314	60,342
Total Treasury Issues	1,183,518	1,212,193	1,246,706	1,278,401	1,345,965
Postal savings(3)	74,754	70,578	65,622	37,175	31,492
Postal accounts(4)	46,331	75,638	88,289	102,456	112,925
Debt incurred by:
FS bonds and other debt(5)	1,753	1,744	1,284	1,010	935
ISPA bonds and other debt(6)	7,211	12,976	12,989	13,005	11,033
ANAS bonds and other debt(7)	52	—	—	—	—
Other State sector entities(8)	41,181	40,507	54,218	54,670	53,166
Other general government entities	89,804	99,143	112,901	112,255	108,135

Total public debt	1,444,604	1,512,779	1,582,009	1,598,971	1,663,650
as a percentage of GDP	103.8%	105.8%	106.5%	103.5%	105.7%
Treasury accounts(9)	(15,709)	(14,535)	(22,778)	(9,672)	(19,072)

Total public debt net of Treasury accounts	1,428,895	1,498,244	1,559,231	1,589,301	1,644,578

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or twelve months.

(2)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.

(3)	Postal savings are demand, short- and medium-term deposit accounts, as well as long-term certificates that may be withdrawn by the account owner prior to maturity with nominal penalties. As of the date of conversion of Cassa Depositi e Prestiti (“CDP”) into a joint stock company in 2003, the Ministry of Economy and Finance assumed certain postal savings liabilities as described in greater detail below.

(4)	Postal accounts are demand, short- and medium-term deposit accounts held by the private sector and by the Treasury on behalf of public companies, such as Fintecna S.p.A. and companies formed in connection with securitization transactions carried out by the Treasury.

(5)	Includes debt securities issued by Ferrovie dello Stato S.p.A., or “FS,” the State railway entity and other debt incurred by FS and assumed by the Treasury by law in 1996.

(6)	The indebtedness of Infrastrutture S.p.A., or “ISPA,” in relation to the TAV project (high-speed railroad infrastructure), is included since 2004, as it is recorded as government debt. For more information, see below.

(7)	Includes ANAS (Azienda Nazionale Autonoma delle Strade) bonds, which are securities issued by ANAS S.p.A. (the state owned entity in charge of road maintenance and construction), the State Road Board and other debt incurred by ANAS.

(8)	Includes loans and securities issued by certain entities, loans refunded by the central Government and loans granted by CDP to the local governments. All indebtedness included in this line item is net of Treasury securities owned by such entities.

(9)	The line item “Treasury accounts” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See “Monetary System — Monetary Policy.”
Source: Ministry of Economy and Finance.
               Italy’s debt-to-GDP ratio decreased from 121.5 per cent in 1994 to 103.8 per cent in 2004 and increased to 105.8 per cent and 106.5 per cent in 2005 and 2006, respectively. This increase reflected Italy’s decreasing primary balance and the absence of extraordinary measures (for example, privatizations and securitization of real estate assets) used to reduce public debt in 2005 and 2006. During 2007, the debt-to-GDP ratio decreased to 103.5, and subsequently increased to 105.7 per cent in 2008. The decrease in 2007 mainly reflected the growth in Italy’s primary surplus and a reduction of the funds in the Treasury’s account with the Bank of Italy. The increase recorded in 2008 was mainly due to the slowdown in growth of nominal GDP, valuation of securities indexed to inflation and an increase in public debt issues the proceeds of which were used to fund measures taken by the Italian Government to address the global economic crisis of 2008.
               Italy’s debt-to-GDP ratio is expected to further increase during the period 2009-2011. For more information, see “Public Finance — The 2008 Update to the Stability and Growth Program” and “— The 2010-2013 Program Document.”
               The overall decrease in public debt recorded since 1994 was principally due to the following factors:
•	Italy’s privatization program, through which, based on Treasury data, from February 1994 to December 2005, the Government raised approximately €94.5 billion (including revenues from the IRI disposal program), making the Italian privatization program one of the largest in Europe (privatization receipts were insignificant in 2006, 2007 and 2008);

•	in the second half of the 1990s, the growth of Italy’s primary balance and a reduction in Italy’s interest expense;

•	certain securitization transactions, which resulted in receipts of €44.7 billion in the period from 1999 to 2005;

•	the conversion of Cassa Depositi e Prestiti into a joint stock company in 2003 described below, which at the time reduced Italy’s debt-to-GDP ratio by 0.8 per cent; and

•	the exchange of BTPs between the Ministry of Economy and Finance and the Bank of Italy in 2002 described below, which at the time resulted in a 1.8 per cent reduction of Italy’s debt-to-GDP ratio.
               ISPA. The increase in Italy’s debt-to-GDP ratio recorded in 2005 and 2006 also reflected the effects of non-recurring charges related to the decision taken by the Government in December 2006, with effect as from 2004, to classify as State debt certain debt, guaranteed by the Government, incurred by Rete Ferroviaria Italiana S.p.A. (“RFI”) and its wholly-owned subsidiary, Treno Alta Velocità S.p.A. (“TAV”) to finance the high-speed railway link between Turin, Milan, Rome and Naples; the majority of such debt is represented by the amount outstanding under a loan provided by Infrastrutture S.p.A. (“ISPA”), a company indirectly controlled by the Government, to RFI and TAV following a bond issuance by ISPA, the proceeds of which were lent to RFI and TAV. The Government decision followed the ruling by Eurostat on this matter in May 2005. The amount of debt of RFI and TAV, guaranteed by the Government and outstanding as of December 31, 2008, was approximately €11 billion.
               Conversion of Cassa Depositi e Prestiti. On December 5, 2003, the Ministry of Economy and Finance issued a Decree pursuant to which Cassa Depositi e Prestiti (“CDP”), an administrative entity with historical responsibility for promoting local development, including lending to local government entities, and managing postal savings instruments, was converted into a joint stock company, wholly owned by the Italian Treasury. Subsequently, in December 2003, the Treasury sold a 30% stake in CDP to 65 Italian banking foundations.
               From December 12, 2003, the date of its conversion into a joint stock company, CDP is no longer considered part of the general government and its liabilities are no longer accounted for as public debt. In connection with the conversion of CDP into a joint stock company:
•	the Ministry of Economy and Finance assumed €101 billion of CDP’s postal bonds and accounts, shown in the table above as “Postal Savings.” Prior to December 2003, Italy accounted for CDP’s entire postal savings liabilities under “Postal Savings”;

•	the remaining CDP obligations in respect of postal savings (amounting approximately to €73 billion) ceased to be accounted for as a portion of public debt; and

•	loans totaling €28 billion, granted by CDP to local government entities, which previously had not been accounted for as public debt as they were loans made from one general government entity to another, were thenceforth included in public debt of local government entities (shown in the table above under “other general government entities”) or in the debt of central government, when it was fully committed to the refunding (“other State sector entities” in the table above). The increase in debt of “other State sector entities” and “other general government entities,” shown in the table above, is largely the result of this recharacterization.

               Public Debt Management. Although debt management continues to be geared towards lengthening the average maturity of public debt, during 2008 this average decreased slightly from 6.85 years at December 31, 2007 to 6.82 years at December 31, 2008 as a result of the increase in debt issuances with short term maturity.
               The Government’s objectives with respect to the management of public debt are to minimize the cost of borrowing in the medium-term and to reduce the volatility of interest payments. In accordance with these objectives, the Treasury has, in the past, gradually increased the proportion of total Government bonds in circulation represented by fixed-rate securities and inflation indexed securities, which hedge exposure to movements in nominal interest rates, while reducing the proportion represented by floating rate and short-term securities, from approximately two-thirds to less than one-third. The ratio of fixed-rate instruments to total government securities in the domestic market has stabilized to approximately 64 per cent, recorded in 2008, while the short-term and variable-rate component decreased from 35 per cent in 1999 to approximately 24.2 per cent at the end of 2008. Italian government securities indexed to the Euro Area inflation rate (BTP€i) gradually increased from 2003 to reach 6.2 per cent of the total Government bonds at the end of 2008.
               The following table shows the total of debt securities issued by the Treasury and outstanding as of the dates indicated. Total Treasury issues differ from Italy’s total public debt as the former do not include liabilities to holders of postal savings accounts, debt incurred by Ferrovie dello Stato S.p.A. and ANAS S.p.A. (Azienda Nazionale Autonoma delle Strade) and debt incurred by other state sector entities, other general government entities and other liabilities reclassified as general Government debt pursuant to Eurostat rulings.
Total Treasury Issues

	March 31, 2009	June 30, 2009	September 30, 2009
	(euro in millions)
Short-term bonds (BOT)	170,196	175,050	167,976
Medium- and long-term bonds (initially issued in Italy)	1,187,743	1,189,738	1,241,076
External bonds (initially issued outside Italy)(1)	62,540	61,394	59,323

Total Treasury issues	1,420,479	1,426,182	1,468,375

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements and is not directly comparable to the total amounts of external bonds indicated in the table “External Bonds of the Treasury as of December 31, 2008” and in the table “External Bonds of the Treasury as of June 30, 2009” below, which do not take into account: (i) the effect of currency swaps and (ii) the amount of bonds outstanding under Italy’s Commercial Paper Program.

Source:	Ministry of Economy and Finance.
Summary of Internal Debt
               Internal debt is debt initially incurred or issued in Italy, regardless of the currency of denomination. Italy’s total internal public debt as at December 31, 2008 was €1,587,405 million, an increase of €76,016 million from December 31, 2007. The following table summarizes the internal public debt as at December 31 of each of the years indicated.

Internal Public Debt

	2004	2005	2006	2007	2008
		(euro in millions)
Debt incurred by the Treasury:
Short-Term Bonds (BOT)(1)	118,750	117,806	122,780	128,302	147,753
Medium- and Long-Term Bonds CTZ(2)	45,603	43,184	43,669	43,063	46,772
CCT(3)	197,435	198,663	190,824	190,525	182,732
BTP(4)	707,890	716,708	753,300	768,065	823,706
BTP€i(5)	28,578	48,034	60,933	79,133	84,659

Total	1,098,256	1,124,395	1,171,506	1,209,087	1,285,623
Postal bonds(6)	53,094	45,950	39,648	36,831	30,524
Postal accounts(6)	67,991	100,266	114,262	102,800	113,893
ANAS bonds and loans(7)	52	—	—	—	—
Other State sector entities(8)	40,505	39,861	53,600	54,065	52,572
Other general government entities(9)	85,392	94,206	109,514	108,551	104,794

Total internal public debt	1,345,290	1,404,677	1,488,529	1,511,333	1,587,405
Treasury accounts(10)	(15,709)	(14,535)	(22,778)	(9,671)	(19,072)

Total internal public debt net of Treasury account	1,329,581	1,390,142	1,465,751	1,501,662	1,568,333

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or twelve months.

(2)	CTZs (Certificati del Tesoro Zero-Coupon), introduced in 1995, are zero-coupon notes with maturities of eighteen or twenty-four months.

(3)	CCTs (Certificati di Credito del Tesoro) are medium- and long-term notes at a variable interest rate with a semiannual coupon.

(4)	BTPs (Buoni del Tesoro Poliennali) are medium- and long-term notes that pay a fixed rate of interest, with a semiannual coupon.

(5)	BTP€is (inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the euro-zone harmonized index of consumer prices, excluding tobacco.

(6)	“Postal Bonds” are long-term certificates that may be withdrawn by the account owner prior to maturity with nominal penalties, and “Postal Accounts” are demand, short- and medium-term deposit accounts held by the private sector and by the Treasury on behalf of public companies, such as Fintecna S.p.A. and companies formed in connection with securitization transactions carried out by the Treasury. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance assumed certain postal savings liabilities as described in greater detail above under “Debt — General.”

(7)	Includes ANAS bonds and other debt incurred by ANAS.

(8)	Includes loans and securities issued by the Institute of Credit for Public Works (“CREDIOP”) and certain other entities. All indebtedness included in this line item is net of Treasury securities owned by such entities.

(9)	All indebtedness included in this line has been treated as funded debt in this “Public Debt” section. A small portion, however, may have had a maturity at issuance of less than one year or may have been incurred or issued abroad. The increase in debt of “other general government entities” in 2003 was largely due to the conversion of CDP into a joint stock company in 2003, as described in greater detail above under “Debt — General.”

(10)	The line item “Treasury accounts” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See “Monetary System — Monetary Policy.”

Source:	Ministry of Economy and Finance.
               The following table divides the internal public debt into floating debt and funded debt as at December 31 of each of the years indicated. Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

	2004	2005	2006	2007	2008
	(euro in millions)
Floating internal debt(1)	114,741	146,073	160,191	154,603	182,491
Funded internal debt	1,230,549	1,258,604	1,327,986	1,356,730	1,404,914

Total internal public debt	1,344,141	1,404,677	1,488,529	1,511,333	1,587,405

(1)	Includes BOTs with a maturity at issuance of three and six months and postal accounts.

Source:	Ministry of Economy and Finance.
               Italy reduced the ratio of short-term bonds to total debt issued from 23.2 per cent in 1994 to 9.16 per cent in 2000. This ratio has remained stable at approximately 10 per cent in the five years to December 31, 2007. During 2008, the ratio of short-term bonds to total debt issued increased to 10.8 per cent.
Summary of External Debt
               External debt is debt initially incurred or issued outside Italy, regardless of the currency of denomination. Total external public debt as at December 31, 2008 was €76,245 million. The following table summarizes the external public debt as at December 31 of each of the years indicated.

	2004	2005	2006	2007	2008
		(euro in millions)
External Treasury Bonds(1)	85,262	87,798	75,200	69,314	60,342
FS bonds and loans(2)	1,753	1,744	1,284	1,010	935
ISPA bonds and loans(3)	7,211	12,976	12,989	13,005	11,033
Other State sector entities	676	646	618	605	594
Other general government entities	4,412	4,937	3,387	3,704	3,341

Total external public debt	99,314	108,102	93,478	87,638	76,245

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements. All amounts of debt outstanding under Italy’s $10 billion Commercial Paper program are repaid in full every year by year-end.

(2)	Includes FS bonds and other debt incurred by FS outside Italy and assumed by the Treasury by law in 1996.

(3)	Includes ISPA’s bonds and other debt, guaranteed by the State, in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples. For more information, see above under “—General.”

Source:	Ministry of Economy and Finance.
               The following table sets forth a breakdown of the external public debt of the Treasury, by currency, as at December 31 of each of the years indicated. The amounts shown below are nominal values at issuance, before giving effect to currency swaps, and do not include external public debt of other state sector entities and other general government entities. Italy often enters into currency swap agreements in the ordinary course of the management of its debt.

	2004	2005	2006	2007	2008
	(millions)
Euro(1)	20,328	20,965	21,572	19,720	20,281
British Pounds	2,855	2,750	2,750	2,750	2,150
Swiss Francs	9,800	10,500	9,500	8,500	6,500
U.S. Dollars(2)	49,589	52,489	42,489	39,189	32,939
Japanese Yen	1,225,000	1,000,000	825,000	825,000	725,000
Norwegian Kroner	4,000	4,000	4,000	4,000	4,000

	2004	2005	2006	2007	2008
	(millions)
Australian Dollars	1,000	1,000	1,000	1,000	—
Czech Koruna	—	—	—	7,470	7,470

(1)	Does not include the amount of debt incurred in euros by ISPA and guaranteed by the State, which is shown in the previous table.

(2)	Includes US$989 million of debt originally incurred by FS.

Source:	Ministry of Economy and Finance.
               Although historically Italy has not relied heavily on external debt, the Treasury raised approximately US$42 billion by issuing bonds denominated in euro and currencies other than euros during the period 2004 through 2008. As of December 31, 2008, external debt accounted for approximately 4.6 per cent of total public debt, compared to 6.9 per cent at December 31, 2004. As of December 31, 2008, external Treasury bonds denominated in euro and those denominated in currencies other than euro accounted for 5.0 per cent and 0.2 per cent of total Treasury bonds, respectively.
               Italy accesses the international capital market through a Global Bond Program registered under the United States Securities Act of 1933, a US$40 billion Medium-Term Note Program established in 1998 and a $10 billion Commercial Paper Program established in 1999. The Global Bond Program has been Italy’s principal source of funding from the international capital markets since 2001. Italy introduced collective action clauses (“CACs”) in the documentation of all New York law governed bonds issued after June 16, 2003.
Debt Service
               The aggregate nominal amount, before giving effect to currency swaps, of scheduled repayments in respect of the principal amount on Treasury securities constituting external debt outstanding as at December 31, 2008 was as follows:

						2017
	2009		2010	2011-2016		and after
	(millions)
Euro	—		1,023	7,467	(1)	21,240 (1)
British Pounds	—		—	400		1,750
Swiss Francs	1,000		1,500	3,000		1,000
U.S. Dollars	2,989	(2)	950	21,500		7,500
Japanese Yen	100,000		100,000	350,000		175,000
Norwegian Kroner	—		—	4,000		—
Czech Koruna	—		—	—		7,470

(1)	Includes part of the amount of debt incurred by ISPA and guaranteed by the State.

(2)	Includes US$989 million of debt originally incurred by FS.

Source:	Ministry of Economy and Finance.
Debt Record
               Since its founding in 1946, the Republic of Italy has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION
Floating Internal Debt of the Treasury(1) as of December 31, 2008

			Outstanding
			principal
Security	Interest Rate	Maturity Date	amount
			(euro in millions)
BOT (3 months)	various	various	17,500
BOT (6 months)	various	various	51,095
Postal accounts	floating	none	113,893

Total floating internal debt of the Treasury			182,488
Treasury accounts	floating	none	(19,072)

Total floating internal debt net of Treasury accounts			163,416

Funded Internal Debt of the Treasury(1) as of December 31, 2008

			Outstanding
	Interest		principal
Security	Rate	Maturity Date	amount
			(euro in millions)
BOT (12 months)	various	various	79,155
CTZ	various	various	46,772
CCT	various	various	182,732
BTP	various	various	823,706
BTP€I	various	various	84,659

Total funded internal debt of the Treasury			1,217,025

(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Source:	Ministry of Economy and Finance.
External Bonds of the Treasury as of December 31, 2008
          The following table shows the external bonds of the Treasury issued and outstanding as of December 31, 2008.

					Original	Principal
		Initial Public			Principal	Amount	Equivalent in
Title	Interest Rate (%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	euro
United States Dollar(1)
$3,500,000,000	6.875%	98.725%	September 27, 1993	September 27, 2023	3,500,000,000	3,500,000,000	2,514,909,823
$1,500,000,000	6.025%-6.88%	100.00%	March 5, 1996	March 5, 2004/12	1,500,000,000	1,500,000,000	1,077,818,495
$750,000,000	5.81%-6,70%	100.00%	March 5, 1996	March 5, 2002/10	750,000,000	750,000,000	538,909,248
$1,500,000,000	5.97% -6.25%	100.00%	December 20, 1996	December 20, 2004/12	1,500,000,000	1,500,000,000	1,077,818,495
$2,000,000,000	6.00%	99.274%	February 22, 2001	February 22, 2011	2,000,000,000	2,000,000,000	1,437,091,327
$2,000,000,000	5.625%	99.893%	March 1, 2002	June 15, 2012	2,000,000,000	2,000,000,000	1,437,091,327
$1,000,000,000	5.625%	99.392%	May 8, 2002	June 15, 2012	1,000,000,000	1,000,000,000	718,545,664
$2,000,000,000	5.375%	98.436%	February 27, 2003	June 15, 2033	2,000,000,000	2,000,000,000	1,437,091,327
$2,000,000,000	4.375%	99.694%	February 27, 2003	June 15, 2013	2,000,000,000	2,000,000,000	1,437,091,327
$100,000,000	4.17%	100.00%	November 14, 2003	November 15, 2010	100,000,000	100,000,000	71,854,566
$100,000,000	4.06%	100.00%	December 9, 2003	December 9, 2010	100,000,000	100,000,000	71,854,566
$2,000,000,000	3.25%	99.515%	March 3, 2004	May 15, 2009	2,000,000,000	2,000,000,000	1,437,091,327
$4,000,000,000	4.50%	99.411%	January 21, 2005	January 21, 2015	4,000,000,000	4,000,000,000	2,874,182,654
$2,000,000,000	4.75%	99.34%	January 25, 2006	January 25, 2016	2,000,000,000	2,000,000,000	1,437,091,327
$3,000,000,000	5.25%	99.85%	September 20, 2006	September 20, 2016	3,000,000,000	3,000,000,000	2,155,636,991
$2,000,000,000	5.375%	99.37%	June 12, 2007	June 12, 2017	2,000,000,000	2,000,000,000	1,437,091,327
$2,500,000,000	3.500%	99.69%	June 4, 2008	July 15, 2011	2,500,000,000	2,500,000,000	1,796,364,159

						31,950,000,000	22,957,533,951
Euro(2)
€2,500,000,000	9.25%	98.160%	March 7, 1991	March 7, 2011	2,500,000,000	2,500,000,000	2,500,000,000
€1,022,583,762	3 mth libor+ 0.0625%	99.89%	December 11, 1995	December 20, 2002/10	1,022,583,762	1,022,583,762	1,022,583,762
€567,225,000	6.13%	100.790%	May 29, 1997	May 29, 2012	567,225,000	567,225,000	567,225,000
€60,000,000	3 mth libor - 16 b.p.	99.610%	October 8, 1998	October 8, 2018	60,000,000	60,000,000	60,000,000
€300,000,000	Index linked	101.425%	October 15, 1998	October 15, 2018	300,000,000	300,000,000	300,000,000
€1,000,000,000	4.000%	99.95%	May 6, 1999	May 6, 2019	1,000,000,000	1,000,000,000	1,000,000,000

					Original	Principal
		Initial Public			Principal	Amount	Equivalent in
Title	Interest Rate (%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	euro
€1,000,000,000	frn 30Y	101.60%	June 28, 1999	June 28, 2029	1,000,000,000	905,000,000	905,000,000
€1,000,000,000	t.swap 30 - 0.91%	100.75%	August 30, 1999	August 30, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€150,000,000	Zero Coupon	100.00%	February 20, 2001	February 20, 2031	150,000,000	150,000,000	150,000,000
€3,000,000,000	5.75%	100.04%	July 25, 2001	July 25, 2016	3,000,000,000	3,000,000,000	3,000,000,000
€400,000,000	3 mth libor - 0.06%	100.00%	January 22, 2002	January 22, 2012	400,000,000	400,000,000	400,000,000
€150,000,000	84.5% cms 10Y	100.00%	April 26, 2004	April 26, 2019	150,000,000	150,000,000	150,000,000
€300,000,000	12 mth eubor + 0.10%	100.00%	May 31, 2005	May 31, 2035	300,000,000	300,000,000	300,000,000
€720,000,000	3.546% until 2009	100.00%	June 2, 2005	June 2, 2029	720,000,000	720,000,000	720,000,000
€395,000,000	3.523% until 2010	100.00%	June 2, 2005	June 2, 2030	395,000,000	395,000,000	395,000,000
€200,000,000	85% * 10y Eurswap	100.00%	June 8, 2005	June 8, 2020	200,000,000	200,000,000	200,000,000
€2,500,000,000	85% * 10y swap rate	100.00%	June 15, 2005	June 15, 2020	2,500,000,000	2,500,000,000	2,500,000,000
€300,000,000	85.5% * 10y swap rate	100.00%	June 28, 2005	June 28, 2021	300,000,000	300,000,000	300,000,000
€200,000,000	6 mth Eubor + 1.5% (max 10x(cms10-cms2)	100.00%	November 9, 2005	November 9, 2025	200,000,000	200,000,000	200,000,000
€900,000,000	6 mth Eubor + 0.04%	99.38357%	March 17, 2006	March 17, 2021	900,000,000	900,000,000	900,000,000
€1,000,000,000	6 mth Eubor + 0.60%	99.85%	March 22, 2006	March 22, 2018	1,000,000,000	1,000,000,000	1,000,000,000
€192,000,000	Zero Coupon	100.00%	March 28, 2006	March 28, 2036	192,000,000	192,000,000	192,000,000
€300,000,000	6 mth Eubor + 0.075%	100.00%	March 30, 2006	March 30, 2026	300,000,000	300,000,000	300,000,000
€215,000,000	5.07%/ 10y cms	100.00%	May 11, 2006	May 11, 2026	215,000,000	215,000,000	215,000,000
€1,000,000,000	1.85% linked to EU inflation index	99.796065%	January 5, 2007	September 15, 2057	1,000,000,000	1,059,000,000	1,059,000,000
€250,000,000	2.00% linked to EU inflation index	99.02385%	March 30, 2007	September 15, 2062	250,000,000	265,000,000	265,000,000
€160,000,000	4.49%	99.86%	April 5, 2007	April 5, 2027	160,000,000	160,000,000	160,000,000
€500,000,000	2.20% linked to EU inflation index	98.862525%	January 23, 2008	September 15, 2058	500,000,000	520,000,000	520,000,000

						20,280,808,762	20,280,808,762
Swiss Franc(3)
ChF 1,500,000,000	3.125%	99.825%	January 15,1999	July 15, 2010	1,500,000,000	1,500,000,000	1,010,101,010
ChF 1,000,000,000	2.00%	100.47%	January 30, 2003	April 30, 2009	1,000,000,000	1,000,000,000	673,400,673
ChF 1,000,000,000	2.75%	100.625%	July 1, 2004	July 1, 2011	1,000,000,000	1,000,000,000	673,400,673
ChF 2,000,000,000	2.50%	100.09%	February 2, 2005	March 2, 2015	2,000,000,000	2,000,000,000	1,346,801,347
ChF 1,000,000,000	2.50%	99.336%	January 30, 2006	January 30, 2018	1,000,000,000	1,000,000,000	673,400,673

						6,500,000,000	4,377,104,377
Pound Sterling(4)
£400,000,000	10.50%	100.875%	April 28, 1989	April 30, 2014	400,000,000	400,000,000	419,947,507
£1,500,000,000	6.00%	98.565%	August 4, 1998	August 4, 2028	1,500,000,000	1,500,000,000	1,574,803,150
£250,000,000	5.25%	99.476%	July 29, 2004	December 7, 2034	250,000,000	250,000,000	262,467,192

						2,150,000,000	2,257,217,848
Norwegian Kroner(5)
NOK 2,000,000,000	6.15%	100.00%	September 25, 2002	September 25, 2012	2,000,000,000	2,000,000,000	205,128,205
NOK 2,000,000,000	4.34%	100.00%	June 23, 2003	June 23, 2015	2,000,000,000	2,000,000,000	205,128,205

						4,000,000,000	410,256,410
Japanese Yen(6)
¥125,000,000,000	5.50%	100.00%	December 15, 1994	December 15, 2014	125,000,000,000	125,000,000,000	990,962,423
¥125,000,000,000	4.50%	100.00%	June 8, 1995	June 8, 2015	125,000,000,000	125,000,000,000	990,962,423
¥100,000,000,000	3.70%	100.00%	November 14, 1996	November 14, 2016	100,000,000,000	100,000,000,000	792,769,938
¥100,000,000,000	3.450%	99.80%	March 24, 1997	March 24, 2017	100,000,000,000	100,000,000,000	792,769,938
¥100,000,000,000	1.80%	99.882%	February 23, 2000	February 23, 2010	100,000,000,000	100,000,000,000	792,769,938
¥100,000,000,000	0.65%	99.995%	April 14, 2004	March 20, 2009	100,000,000,000	100,000,000,000	792,769,938
¥25,000,000,000	2.87%	100.00%	May 18, 2006	May 18, 2036	25,000,000,000	25,000,000,000	198,192,485
¥50,000,000,000	3 month JPY libor	100.00%	April 24, 2008	April 24, 2018	50,000,000,000	50,000,000,000	396,384,969

						725,000,000,000	5,747,582,052
Czech Koruna(7)
CZK2,490,000,000	4.36%	100.00%	October 3, 2007	October 3, 2017	2,490,000,000	2,490,000,000	92,651,163
CZK2,490,000,000	4.40%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	92,651,163
CZK2,490,000,000	4.41%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	92,651,163

						7,470,000,000	277,953,488

TOTAL OUTSTANDING							56,308,456,888	(8)

(1)	U.S. dollar amounts have been converted into euro at $1.3917/€1.00, the exchange rate prevailing at December 31, 2008.

(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Swiss Franc amounts have been converted into euro at ChF1.485/€1.00, the exchange rate prevailing at December 31, 2008.

(4)	Pounds Sterling amounts have been converted into euro at £0.9525/€1.00, the exchange rate prevailing at December 31, 2008.

(5)	Norwegian Kroner amounts have been converted into euro at NOK9.75/€1.00, the exchange rate prevailing at December 31, 2008.

(6)	Japanese Yen amounts have been converted into euro at ¥126.14/€1.00, the exchange rate prevailing at December 31, 2008.

(7)	Czech Koruna amounts have been converted into euro at CZK26.875/€1.00, the exchange rate prevailing at December 31, 2008.

(8)	The amount of external bonds shown above does not take into account the effect of currency swaps that Italy often enters into in the ordinary course of the management of its debt. The following table summarizes the effects on the Treasury’s external bonds after giving effect to currency swaps.

	As of December 31, 2008
Currency	Before Swap	After Swap
US Dollars	40.77%	2.68%
Euro	36.02%	97.32%
Swiss Francs	7.77%	—
Pounds Sterling	4.01%	—
Norwegian Kroner	0.73%	—
Japanese Yen	10.21%	—
Czech Koruna	0.49%	—

Total External Bonds (in millions of Euro)	56,308.5	60,342

Source:	Ministry of Economy and Finance.
External Bonds of the Treasury as of September 30, 2009
          The following table shows the external bonds of the Treasury issued and outstanding as of September 30, 2009.

		Initial
		Public			Original	Principal
		Offering			Principal	Amount	Equivalent in
Title	Interest Rate (%)	Price	Date of Issue	Maturity Date	Amount	Outstanding	euro
United States Dollar(1)
$3,500,000,000	6.875%	98.725%	September 27, 1993	September 27, 2023	3,500,000,000	3,500,000,000	2,390,220,583
$1,500,000,000	6.025%-6.88%	100.00%	March 5, 1996	March 5, 2004/12	1,500,000,000	1,500,000,000	1,024,380,250
$750,000,000	5.81%-6,70%	100.00%	March 5, 1996	March 5, 2002/10	750,000,000	750,000,000	512,190,125
$1,500,000,000	5.97% -6.25%	100.00%	December 20, 1996	December 20, 2004/12	1,500,000,000	1,500,000,000	1,024,380,250
$2,000,000,000	6.00%	99.274%	February 22, 2001	February 22, 2011	2,000,000,000	2,000,000,000	1,365,840,333
$2,000,000,000	5.625%	99.893%	March 1, 2002	June 15, 2012	2,000,000,000	2,000,000,000	1,365,840,333
$1,000,000,000	5.625%	99.392%	May 8, 2002	June 15, 2012	1,000,000,000	1,000,000,000	682,920,167
$2,000,000,000	5.375%	98.436%	February 27, 2003	June 15, 2033	2,000,000,000	2,000,000,000	1,365,840,333
$2,000,000,000	4.375%	99.694%	February 27, 2003	June 15, 2013	2,000,000,000	2,000,000,000	1,365,840,333
$100,000,000	4.17%	100.00%	November 14, 2003	November 15, 2010	100,000,000	100,000,000	68,292,017
$100,000,000	4.06%	100.00%	December 9, 2003	December 9, 2010	100,000,000	100,000,000	68,292,017
$4,000,000,000	4.50%	99.411%	January 21, 2005	January 21, 2015	4,000,000,000	4,000,000,000	2,731,680,667
$2,000,000,000	4.75%	99.34%	January 25, 2006	January 25, 2016	2,000,000,000	2,000,000,000	1,365,840,333
$3,000,000,000	5.25%	99.85%	September 20, 2006	September 20, 2016	3,000,000,000	3,000,000,000	2,048,760,500
$2,000,000,000	5.375%	99.37%	June 12, 2007	June 12, 2017	2,000,000,000	2,000,000,000	1,365,840,333
$2,500,000,000	3.500%	99.69%	June 4, 2008	July 15, 2011	2,500,000,000	2,500,000,000	1,707,300,417

						29,950,000,000	20,453,458,991
Euro(2)
€2,500,000,000	9.25%	98.160%	March 7, 1991	March 7, 2011	2,500,000,000	2,500,000,000	2,500,000,000
€1,022,583,762	3 mth libor+ 0.0625%	99.89%	December 11, 1995	December 20, 2002/10	1,022,583,762	1,022,583,762	1,022,583,762
€567,225,000	6.13%	100.790%	May 29, 1997	May 29, 2012	567,225,000	567,225,000	567,225,000
€60,000,000	3 mth libor - 16 b.p.	99.610%	October 8, 1998	October 8, 2018	60,000,000	60,000,000	60,000,000
€300,000,000	Index linked	101.425%	October 15, 1998	October 15, 2018	300,000,000	300,000,000	300,000,000
€1,000,000,000	4.000%	99.95%	May 6, 1999	May 6, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€1,000,000,000	frn 30Y	101.60%	June 28, 1999	June 28, 2029	1,000,000,000	905,000,000	905,000,000
€1,000,000,000	t.swap 30 - 0.91%	100.75%	August 30, 1999	August 30, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€150,000,000	Zero Coupon	100.00%	February 20, 2001	February 20, 2031	150,000,000	150,000,000	150,000,000
€3,000,000,000	5.75%	100.04%	July 25, 2001	July 25, 2016	3,000,000,000	3,000,000,000	3,000,000,000
€400,000,000	3 mth libor - 0.06%	100.00%	January 22, 2002	January 22, 2012	400,000,000	400,000,000	400,000,000
€150,000,000	84.5% cms 10Y	100.00%	April 26, 2004	April 26, 2019	150,000,000	150,000,000	150,000,000
€300,000,000	12 mth eubor + 0.10%	100.00%	May 31, 2005	May 31, 2035	300,000,000	300,000,000	300,000,000
€720,000,000	3.546% until 2009	100.00%	June 2, 2005	June 2, 2029	720,000,000	720,000,000	720,000,000
€395,000,000	3.523% until 2010	100.00%	June 2, 2005	June 2, 2030	395,000,000	395,000,000	395,000,000
€200,000,000	85% * 10y Eurswap	100.00%	June 8, 2005	June 8, 2020	200,000,000	200,000,000	200,000,000
€2,500,000,000	85% * 10y swap rate	100.00%	June 15, 2005	June 15, 2020	2,500,000,000	2,500,000,000	2,500,000,000
€300,000,000	85.5% * 10y swap rate	100.00%	June 28, 2005	June 28, 2021	300,000,000	300,000,000	300,000,000
€200,000,000	6 mth Eubor + 1.5% (max 10x(cms10-cms2)	100.00%	November 9, 2005	November 9, 2025	200,000,000	200,000,000	200,000,000
€900,000,000	6 mth Eubor + 0.04%	99.38357%	March 17, 2006	March 17, 2021	900,000,000	900,000,000	900,000,000
€1,000,000,000	6 mth Eubor + 0.60%	99.85%	March 22, 2006	March 22, 2018	1,000,000,000	1,000,000,000	1,000,000,000
€192,000,000	Zero Coupon	100.00%	March 28, 2006	March 28, 2036	192,000,000	192,000,000	192,000,000
€300,000,000	6 mth Eubor + 0.075%	100.00%	March 30, 2006	March 30, 2026	300,000,000	300,000,000	300,000,000
€215,000,000	5.07%/ 10y cms	100.00%	May 11, 2006	May 11, 2026	215,000,000	215,000,000	215,000,000
€1,000,000,000	1.85% linked to EU inflation index	99.796065%	January 5, 2007	September 15, 2057	1,000,000,000	1,050,000,000	1,050,000,000
€250,000,000	2.00% linked to EU inflation index	99.02385%	March 30, 2007	September 15, 2062	250,000,000	262,000,000	262,000,000
€160,000,000	4.49%	99.86%	April 5, 2007	April 5, 2027	160,000,000	160,000,000	160,000,000
€500,000,000	2.20% linked to EU inflation index	98.862525%	January 23, 2008	September 15, 2058	500,000,000	516,000,000	516,000,000
€258,000,000	5.26%	99.79%	March 16, 2009	March 16, 2026	258,000,000	258,000,000	258,000,000
€300,000,000	3.00%	99.733%	May 29, 2009	November 29, 2013	300,000,000	300,000,000	300,000,000

						20,822,808,762	20,822,808,762
Swiss Franc(3)
ChF 1,500,000,000	3.125%	99.825%	January 15,1999	July 15, 2010	1,500,000,000	1,500,000,000	994,826,900
ChF 1,000,000,000	2.75%	100.625%	July 1, 2004	July 1, 2011	1,000,000,000	1,000,000,000	663,217,933
ChF 2,000,000,000	2.50%	100.09%	February 2, 2005	March 2, 2015	2,000,000,000	2,000,000,000	1,326,435,867
ChF 1,000,000,000	2.50%	99.336%	January 30, 2006	January 30, 2018	1,000,000,000	1,000,000,000	663,217,933

						5,500,000,000	3,647,698,634
Pound Sterling(4)
£400,000,000	10.50%	100.875%	April 28, 1989	April 30, 2014	400,000,000	400,000,000	439,898,823
£1,500,000,000	6.00%	98.565%	August 4, 1998	August 4, 2028	1,500,000,000	1,500,000,000	1,649,620,587
£250,000,000	5.25%	99.476%	July 29, 2004	December 7, 2034	250,000,000	250,000,000	274,936,765

						2,150,000,000	2,364,456,175

		Initial
		Public			Original	Principal
		Offering			Principal	Amount	Equivalent in
Title	Interest Rate (%)	Price	Date of Issue	Maturity Date	Amount	Outstanding	euro
Norwegian Kroner(5)
NOK 2,000,000,000	6.15%	100.00%	September 25, 2002	September 25, 2012	2,000,000,000	2,000,000,000	236,406,619
NOK 2,000,000,000	4.34%	100.00%	June 23, 2003	June 23, 2015	2,000,000,000	2,000,000,000	236,406,619

						4,000,000,000	472,813,239
Japanese Yen(6)
¥125,000,000,000	5.50%	100.00%	December 15, 1994	December 15, 2014	125,000,000,000	125,000,000,000	953,688,869
¥125,000,000,000	4.50%	100.00%	June 8, 1995	June 8, 2015	125,000,000,000	125,000,000,000	953,688,869
¥100,000,000,000	3.70%	100.00%	November 14, 1996	November 14, 2016	100,000,000,000	100,000,000,000	762,951,095
¥100,000,000,000	3.450%	99.80%	March 24, 1997	March 24, 2017	100,000,000,000	100,000,000,000	762,951,095
¥100,000,000,000	1.80%	99.882%	February 23, 2000	February 23, 2010	100,000,000,000	100,000,000,000	762,951,095
¥25,000,000,000	2.87%	100.00%	May 18, 2006	May 18, 2036	25,000,000,000	25,000,000,000	190,737,774
¥50,000,000,000	3 month JPY libor	100.00%	April 24, 2008	April 24, 2018	50,000,000,000	50,000,000,000	381,475,547
¥30,000,000,000	3 month JPY libor	100.00%	July 8, 2009	July 8, 2019	30,000,000,000	30,000,000,000	228,885,328
¥30,000,000,000	3 month JPY libor	100.00%	September 18, 2009	September 18, 2019	30,000,000,000	30,000,000,000	228,885,328

						685,000,000,000	5,226,215,000
Czech Koruna(7)
CZK2,490,000,000	4.36%	100.00%	October 3, 2007	October 3, 2017	2,490,000,000	2,490,000,000	98,950,882
CZK2,490,000,000	4.40%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	98,950,882
CZK2,490,000,000	4.41%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	98,950,882

						7,470,000,000	296,852,647

TOTAL OUTSTANDING							53,284,303,447	(8)

(1)	U.S. dollar amounts have been converted into euro at $1.4643/€1.00, the exchange rate prevailing at June 30, 2009.

(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Swiss Franc amounts have been converted into euro at ChF1.5078/€1.00, the exchange rate prevailing at June 30, 2009.

(4)	Pounds Sterling amounts have been converted into euro at £0.9093/€1.00, the exchange rate prevailing at June 30, 2009.

(5)	Norwegian Kroner amounts have been converted into euro at NOK8.46/€1.00, the exchange rate prevailing at June 30, 2009.

(6)	Japanese Yen amounts have been converted into euro at ¥131.07/€1.00, the exchange rate prevailing at June 30, 2009.

(7)	Czech Koruna amounts have been converted into euro at CZK25.164/€1.00, the exchange rate prevailing at June 30, 2009.

(8)	The amount of external bonds shown above does not take into account (i) approximately €3,480 million outstanding under Italy’s Commercial Paper Program and (ii) the effect of currency swaps that Italy often enters into in the ordinary course of the management of its debt. The following table summarizes the effects on the Treasury’s external bonds after giving effect to currency swaps.

	As of September 30, 2009
Currency	Before Swap	After Swap
US Dollars	38.39%	2.64%
Euro	39.08%	97.36%
Swiss Francs	6.85%	—
Pounds Sterling	4.44%	—
Norwegian Kroner	0.89%	—
Japanese Yen	9.81%	—
Czech Koruna	0.56%	—

Total External Bonds (in millions of Euro)	53,284.3	58,305.4

Source:	Ministry of Economy and Finance.